Exhibit 99.1
FCA Bank Group
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

FCA Bank S.p.A.
Registered office: Corso G. Agnelli, 200 - 10135 Turin – www.fcabankgroup.com - Paid-up Share Capital: Euro 700,000,000 - Turin Companies Register n. 08349560014, - Tax and VAT Code 08349560014 - Entered in the Bank Register n. 5764 - Holding of FCA Bank Banking Group - Entered in the Banking Group Register - Cod. ABI 3445 - Entered in Single Register of Insurance Intermediaries (RUI) no. D00016456.

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Financial Position
Consolidated Income Statement
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS			(€/thousand)

BALANCE SHEET - ASSETS		31/12/2017	31/12/2016
10.	Cash and cash balances	476	176
20.	Financial assets held for trading	100	2,339
40.	Available-for-sale financial assets	-	12
50.	Held-to-maturity investments	9,594	9,563
60.	Loans and receivables with banks	2,097,642	1,497,903
70.	Loans and receivables with customers	21,253,799	18,555,896
80.	Hedging derivatives	67,119	95,131
90.	Changes in fair value of portfolio hedge items (+/-)	5,124	39,742
100.	Investments in associates and joint ventures	44	47
110.	Insurance reserves attributable to reinsurers	11,321	15,504
120.	Property, plant and equipment	1,959,430	1,490,894
130.	Intangible assets	237,023	226,021
	- goodwill	181,824	181,824
140.	Tax assets	269,253	320,380
	a) current tax assets	110,269	158,550
	b) deferred tax assets	158,984	161,830
160.	Other assets	1,276,052	1,030,027
TOTAL ASSETS		27,186,977	23,283,635

LIABILITIES AND NET EQUITY			(€/thousand)

LIABILITIES AND SHAREHOLDERS' EQUITY		31/12/2017	31/12/2016
10.	Deposits from banks	8,555,557	8,021,610
20.	Deposits from customers	1,483,490	701,695
30.	Debt securities in issue	13,336,292	11,087,597
40.	Financial liabilities held for trading	5,603	6,996
60.	Hedging derivatives	43,309	68,936
80.	Tax liabilities	166,658	136,019
	a) current tax liabilities	55,559	43,565
	b) deferred tax liabilities	111,098	92,454
100.	Other liabilities	871,348	777,205
110.	Provision for employee severance pay	11,947	12,273
120.	Provisions for risks and charges	187,790	213,943
	a) post-retirement benefit obligations	45,280	46,188
	b) Other reserves	142,510	167,755
130.	Insurance reserves	12,579	19,526
140.	Revaluation reserves	(29,961)	(18,127)
165.	Interim dividends	(100,000)	-
170.	Reserves	1,328,740	1,015,718
180.	Share premium	192,746	192,746
190.	Issued capital	700,000	700,000
210.	Minorities (+/-)	43,322	38,521
220.	Net Profit (Loss) for the year (+/-)	377,557	308,977
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		27,186,977	23,283,635

CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT			(€/thousand)

Item		2017	2016
10.	Interest income and similar revenues	854,953	764,377
20.	Interest expenses and similar charges	(266,183)	(262,984)
30.	Net interest margin	588,770	501,393
40.	Fee and commission income	132,753	122,567
50.	Fee and commission expenses	(49,357)	(42,605)
60.	Net fee and commission	83,396	79,962
80.	Net income from financial assets and liabilities held for trading	(2,210)	(1,023)
90.	Fair Value adjustments in hedge accounting	(1,900)	(3,203)
100.	Profits (losses) on disposal or repurchase of	(12)	-
	b) available-for-sale financial assets	(12)	-
120.	Operating income	668,044	577,129
130.	Impairment losses on:	(32,588)	(47,337)
	a) loans	(32,588)	(47,337)
140.	Net profit from financial activities	635,456	529,792
150.	Net premium earned	763	1,038
160.	Net other operating income/charges from insurance activities	2,850	2,937
170.	Net profit from financial and insurance activities	639,069	533,767
180.	Administrative costs	(251,743)	(244,908)
	a) payroll costs	(159,313)	(149,106)
	b) other administrative costs	(92,430)	(95,802)
190.	Net provisions for risks and charges	5,098	(10,697)
200.	Impairment on tangible assets	(309,569)	(280,443)
210.	Impairment on intangible assets	(9,143)	(6,946)
220.	Other operating income/charges	447,405	425,767
230.	Operating costs	(117,952)	(117,227)
240.	Profits (losses) on investments in associates and companies subject to joint control	(53)	(32)
280.	Profit before taxes from continuing operations	521,064	416,508
290.	Tax expense related to profit from continuing operations	(138,536)	(104,948)
300.	Net profit from continuing operations	382,528	311,560
320.	Net profit	382,528	311,560
330.	Net profit attributable to Non-controlling interests	(4,971)	(2,583)
340.	Net profit attributable to owners of the parent	377,557	308,977

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(€/thousand)

		2017	2016
10.	Net profit	382,528	311,560
	Items of comprehensive income after taxes that will not be reclassified to profit or loss in subsequent periods:
40.	Defined-benefit plans	2,987	(8,107)
	Items of comprehensive income after taxes that may be reclassified to profit or loss in subsequent periods:
80.	Exchange rate differences	(13,665)	(55,979)
90.	Cash flow hedge	2,930	379
130.	Total other Comprehensive income after taxes	(7,748)	(63,707)
140.	Total Comprehensive income (item 10+130)	374,780	247,853
150.	Total Comprehensive income attributable to Non-controlling interests	4,919	2,583
160.	Total Comprehensive income attributable to Owners of the parent	369,861	245,270

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY AS OF 31/12/2017 AND 31/12/2016

																(€/thousands)

	Closing balance as at 31/12/2016	Changes in opening balance	Balance as at 01/01/2017	Allocation on profit from previous year		Changes during the year									Equity as at 31/12/2017	Equity attributable to Parent Company's shareholders as at 31/12/2017	Non-controlling interests as at 31/12/2017
						Changes in reserves	Equity transactions							Consolidated comprehensive income for 31/12/2017
				Reserves	Dividends and other allocations		New share issues	Share buyback	Special dividends paid	Changes in equity instruments	Other changes	Derivatives on shares	Stock options
Interim dividends
a) common shares	703.389	-	703.389	-	-	-	-	-	-	-	-	-	-	-	703.389	700.000	3.389
b) other shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share premium reserve	195.623	-	195.623	-	-	-	-	-	-	-	-	-	-	-	195.623	192.746	2.877
Reserves:
a) retained earnings	1.045.364	-	1.045.364	311.560	-	3.932	-	-	-	-	-	-	-	-	1.360.856	1.328.740	32.116
b) other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Valuation reserve	(18.101)	-	(18.101)	-	-	(4.143)	-	-	-	-	-	-	-	(7.748)	(29.992)	(29.961)	(31)
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interim dividends	-	-	-	-	-	-	-	-	(100.000)	-	-	-	-	-	(100.000)	(100.000)	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the year	311.560	-	311.560	(311.560)	-	-	-	-	-	-	-	-	-	382.528	382.528	377.557	4.971
Equity	2.237.835	-	2.237.835	-	-	(211)	-	-	(100.000)	-	-	-	-	374.780	2.512.404
Equity attributable to parent Company's shareholders	2.199.314	-	2.199.314	-	-	(93)	-	-	(100.000)	-	-	-	-	369.861		2.469.082
Non- controlling interests	38.521	-	38.521	-	-	(118)	-	-	-	-	-	-	-	4.919			43.322

																(€/thousands)

	Closing balance as at 31/12/2015	Changes in opening balance	Balance as at 01/01/2016	Allocation on profit from previous year		Changes during the year									Equity as at 31/12/2016	Equity attributable to Parent Company's shareholders as at 31/12/2016	Non-controlling interests as at 31/12/2016
						Changes in reserves	Equity transactions							Consolidated comprehensive income for 31/12/2016
				Reserves	Dividends and other allocations		New share issues	Share buyback	Special dividends paid	Changes in equity instruments	Other changes	Derivatives on shares	Stock options
Share capital:
a) common shares	702.500	-	702.500	-	-	889	-	-	-	-	-	-	-	-	703.389	700.000	3.389
b) other shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share premium reserve	192.746	-	192.746	-	-	2.877	-	-	-	-	-	-	-	-	195.623	192.746	2.877
Reserves:
a) retained earnings	907.726	-	907.726	124.088	-	13.553	-	-	-	-	-	-	-	-	1.045.367	1.015.718	29.649
b) other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Valuation reserve	45.603	-	45.603	-	-	-	-	-	-	-	-	-	-	(63.707)	(18.104)	(18.127)	23
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Interim dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit (loss) for the year	249.088	-	249.088	(124.088)	(125.000)	-	-	-	-	-	-	-	-	311.560	311.560	308.977	2.583
Equity	2.097.663	-	2.097.663	-	(125.000)	17.319	-	-	-	-	-	-	-	247.853	2.237.835
Equity attributable to parent Company's shareholders	2.080.774	-	2.080.774	-	(125.000)	(1.730)	-	-	-	-	-	-	-	245.270		2.199.314
Non- controlling interests	16.889	-	16.889	-	-	19.049	-	-	-	-	-	-	-	2.583			38.521

CONSOLIDATED STATEMENT OF CASH FLOW (DIRECT METHOD)

(€/thousands)

	2017	2016
A. OPERATING ACTIVITIES
1. Business operations	862,842	786,408
- interest income (+)	949,546	855,948
- interest expense (-)	(281,413)	(261,699)
- fee and commission income (expense) (+/-)	83,396	79,955
- personnel expenses (-)	(144,587)	(134,895)
- net earned premiums (+)	670	1,038
- other insurance income/expenses (+/-)	2,850	2,937
- other expenses (-)	(422,534)	(413,180)
- other revenue (+)	791,376	731,014
- taxes and levies (-)	(116,462)	(74,710)
2. Cash flows from increase/decrease of financial assets	(3,590,303)	(3,537,202)
- financial assets held for trading	2,239	653
- available-for-sale financial assets	12	(12)
- receivables - due from customers	(2,825,082)	(3,240,924)
- receivables - due from banks: other credits	(599,741)	(189,254)
- other assets	(167,731)	(107,665)
3. Cash flows from increase/decrease of financial liabilities	3,610,057	3,502,002
- payables - due to banks: demand	(225,664)	(2,959,149)
- payables - due to banks: other payables	775,690	3,320,056
- payables - due to customers	783,649	267,102
- notes issued	2,288,114	2,832,964
- financial liabilities held for trading	(1,395)	(1,008)
- other liabilities	(10,337)	42,037
Cash flows generated by/(used for) operating activities	882,595	751,208
B. INVESTING ACTIVITIES
1. Cash flows generated by	247,346	88,462
- disposals of tangible assets	247,346	88,462
2. Cash flows used for	(1,029,641)	(714,516)
- purchases of property, plant and equipment	(1,010,967)	(706,183)
- purchases of intangible assets	(18,674)	(12,494)
- purchases of subsidiaries and business branches	-	4,161
Cash generated by / (used for) investing activities	(782,295)	(626,054)
C. FINANCING ACTIVITIES
- dividend and other distributions	(100,000)	(125,000)
Cash generated by / (used for) financing activities	(100,000)	(125,000)
CASH GENERATED /(USED) DURING THE YEAR	300	154

RECONCILIATION

	2017	2016
Cash and cash equivalents - opening balance	176	22
Cash generated (used) during the year	300	154
Cash and cash equivalents - closing balance	476	176

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PART A - ACCOUNTING POLICIES
A1 – GENERAL INFORMATION
Section 1 - Statement of compliance with International Financial Reporting Standards
The accompanying consolidated financial statements of FCA Bank S.p.A. as of and for the years ended December 31, 2017 and 2016 are being provided pursuant to Rule 3-09 of the United States Securities and Exchange Commission Regulation S-X. These consolidated financial statements are prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”).

In accordance with Rule 3-09 of Regulation S-X, only the 2015 consolidated financial statements are required to be audited under U.S. Generally Accepted Auditing Standards as 2015 was the only year in which FCA Bank S.p.A. met the conditions of a significant subsidiary under Rule 1-02(w) of Regulation S-X. The consolidated financial statements as of and for the years ended December 31, 2017 and December 31, 2016 are unaudited.

Banca d’Italia, whose powers in relation to the accounts of banks and financial companies subject to its supervision were laid down by Legislative Decree no. 87/92, established the formats of the accounts and the notes used to prepare these consolidated financial statements through circular no. 262 of 22 December 2005, as amended.
Section 2 – Basis of preparation
The consolidated financial statements consist of the Statement of financial position, the Income statement, the Statement of comprehensive income, the Statement of changes in equity, the Statement of cash flows and the Notes.
The financial statements and the notes show the amounts for the year just ended at 31 December 2017 well as the comparative figures at 31 December 2016.
The FCA Bank Group’s consolidated financial statements were prepared in accordance with IAS 1 and the guidelines of Banca d’Italia’s circular no. 262 of 22 December 2005, 4th update of 15 December 2015. In particular:

•	Formats of the consolidated Statement of financial position, Income statement and notes.

The statement of financial position and the income statement do not contain items with zero balances in the year just ended and in the previous one.

•	Statement of comprehensive income.
The statement of comprehensive income reflects, in addition to net profit for the year, other items of income and expenses divided between those that can be reversed and those that cannot be reversed to income statement.

•	Statement of changes in consolidated equity.
The statement of changes in equity shows the composition and changes in equity for the year under review and the comparable period. The items are allocated between the amounts attributable to the Parent Company’s shareholders and non-controlling interests.

•	Consolidated statement of cash flows.
The Statement of cash flows was prepared under the direct method.

•	Unit of account.
Amounts in the financial statements and the notes are reported in thousands of euros.

•	Going concern, accrual basis of accounting and consistency of presentation of financial statements.
The Group is expected to remain viable in the foreseeable future. Accordingly, the financial statements as of and for the year ended 31 December 2017 were prepared on the assumption that the Company is a going concern, in accordance with the accrual basis of accounting and consistent with the financial statements for the previous year.
There were no departures from the application of IAS/IFRSs.

Risks and uncertainties related to the use of estimates
In accordance with IFRSs, management is required to make assessments, estimates and assumptions which affect the application of IFRSs and the amounts of reported assets, liabilities, costs and revenues and the disclosure of contingent assets and liabilities. The estimates and the relevant assumptions are based on past experience and other factors considered reasonable under the circumstances and are adopted to determine the carrying amount of assets and liabilities.

In particular, estimates were made to support the carrying amounts of certain significant items of the consolidated financial statements as of 31 December 2017, in accordance with IAS/IFRSs and the above-mentioned guidelines. Such estimates concerned largely the future recoverability of the reported carrying amounts in accordance with the applicable rules and based on a going concern assumption.

Estimates and assumptions are revised regularly and updated from time to time. In case performance fails to meet expectations, carrying amounts might differ from original estimates and should, accordingly, be changed. In these cases, changes are recognized through profit or loss in the period in which they occur or in subsequent years.
The main areas where management is required to make subjective assessments include:

•	recoverability of receivables and, in general, financial assets and the determination of any impairment;

•
determination of the fair value of financial instruments to be used for financial reporting purposes; in particular, the use of valuation models to determine the fair value of financial instruments not traded in active markets;

•	quantification of employee provisions and provisions for risks and charges;

•	recoverability of deferred tax assets and goodwill.
Section 3 - Scope and methods of consolidation
The consolidated financial statements as of 31 December 2017 include the accounts of the Parent Company, FCA Bank S.p.A., and its direct and indirect Italian and foreign subsidiaries, as required by IFRS 10.
They reflect also the entities, including structured entities, in relation to which the Parent Company has exposure or rights to variable returns and the ability to affect those returns through power over them.
To determine the existence of control, the Group considers the following factors:

•	the purpose and design of the investee, to identify the entity’s objectives, the activities that give rise to its returns and how such activities are governed;

•
the power over the investee and whether the Group has contractual arrangements, which attribute it the ability to govern the relevant activities; to this end, attention is paid only to substantive rights, which provide practical governance capabilities;

•	the exposure to the investee to determine whether the Group has arrangements with the investee whose returns vary depending on the investee’s performance.
If the relevant activities are governed through voting rights, control may be evidenced by considering potential or actual voting rights, the existence of any arrangements or shareholders’ agreements giving the right to control the majority of the voting rights, to appoint the majority of the members of the board of directors or otherwise the power to govern the financial and operating policies of the entity.
Subsidiaries may include any structured entities, where voting rights are not paramount to determine the existence of control, including special purpose vehicles (SPVs). Structured entities are considered subsidiaries where:

•	the Group has the power, through contractual arrangements, to govern the relevant activities;

•	the Group is exposed to the variable returns deriving from their activities.

The Group does not have any investments in joint ventures.
The table below shows the companies included in the scope of consolidation.

1.	List of subsidiaries

NAME	REGISTERED OFFICE	TOWN OF INCORPORATION (*)	TYPE OF CONTROL (**)	PARENT COMPANY (***)	OWNERSHIP %
FCA Bank S.p.A.	Turin - Italy
Leasys S.p.A.	Turin - Italy	Rome - Italy	1		100.00
FCA Capital France S.A.	Trappes - France		1		100.00
Leasys France S.A.S.	Trappes - France		1	Leasys S.p.A.	100.00
FCA Leasing France SNC	Trappes - France		1	FCA Capital France SA	99.99
FCA Bank Deutschland GmbH	Heilbronn - Germany		1		100.00
FCA Automotive Services UK Ltd	Slough - UK		1		100.00
FCA Dealer Services UK Ltd	Slough - UK		1		100.00
Leasys UK Ltd	Slough - UK		1	Leasys S.p.A.	100.00
FCA Capital Espaňa EFC S.A.	Alcala de Henares - Spain		1		100.00
FCA Dealer Services Espaňa S.A.	Alcala de Henares - Spain		1		100.00
FCA Capital Portugal IFIC S.A.	Lisbon - Portugal		1		100.00
FCA Dealer Services Portugal S.A.	Lisbon - Portugal		1		100.00
FCA Capital Suisse S.A.	Schlieren - Switzerland		1		100.00
FCA Leasing Polska Sp. Zo.o.	Warsaw - Poland		1		100.00
FCA-Group Bank Polska S.A.	Warsaw - Poland		1		100.00
FCA Capital Netherlands B.V.	Lijnden - Netherlands		1		100.00
FCA Capital Danmark A/S	Glostrup - Denmark		1		100.00
FCA Capital Belgium S.A.	Auderghem - Belgium		1		99.99
FCA Bank GmbH	Vienna - Austria		2		50.00
Ferrari Financial Services GmbH	Pullach - Munchen		1		50.0001
FCA Leasing GmbH	Vienna - Austria		1		100.00
FCA Capital Hellas S.A.	Athens - Greece		1		99.99
FCA Insurance Hellas S.A.	Athens - Greece		1	FCA Capital Hellas SA	99.99
FCA Capital RE DAC	Dublin - Ireland		1		100.00
FCA Capital Sverige AB	Sweden		1	FCA Capital Danmark A/S	100.00
FCA Capital Norge AS	Norway		1	FCA Capital Danmark A/S	100.00

(*) If different from Registered Office
(**) Type of control: 1 = majority of voting rights at ordinary meetings 2 = dominant influence at ordinary meeting
(***) If different from FCA Bank S.p.A.

The structured entities related to securitization transactions, whose details are provided below, are fully consolidated:

NAME	COUNTRY
A-BEST NINE S.r.l.	Conegliano (TV) - Italy
A-BEST TEN S.r.l.	Conegliano (TV) - Italy
A-BEST ELEVEN UG	Frankfurt am Main - Germany
A-BEST TWELVE S.r.l.	Conegliano (TV) - Italy
A-BEST THIRTEEN FT	Madrid - Spain
A-BEST FOURTEEN S.r.l.	Conegliano (TV) - Italy
A-BEST FIFTEEN S.r.l.	Conegliano (TV) - Italy
Nixes Five Ltd	Island of Jersey
Nixes Six Plc	London - UK
Nixes Seven B.V.	Amsterdam - Nederland
ERASMUS FINANCE LIMITED	Dublin - Ireland
FAST 3 S.r.l.	Milan - Italy

2.	Subsidiaries with significant non-controlling interests
Non-controlling interests, availability of non-controlling interests’ voting rights and dividends paid to non-controlling interests

Name	Non-controlling interests (%)	Availability of non-controlling interests' voting rights (%)	Dividends distributed to non-controlling interests
FCA BANK GMBH (Austria)	50%	50%	-
FERRARI FINANCIAL SERVICES GMBH (Germania)	49.99%	49.99%	-

Pursuant to IFRS 10, FCA Bank GmbH (Austria), a 50%-held subsidiary and Ferrari Financial Services GmbH a 50.0001%-held subsidiary are included in the consolidation area.

Subsidiaries with significant non-controlling interests.
The table below provides financial and operating highlights of FCA Bank GmbH and of Ferrari Financial Services GmbH before intercompany eliminations required by IFRS 12:

	(amounts in thousands of euros)

FCA BANK GMBH (AUSTRIA)	31/12/2017	31/12/2016
Total assets	295,997	223,386
Financial assets	293,230	222,298
Financial liabilities	249,855	190,002
Equity	41,574	30,748
Net interest income	6,971	4,001
Net fee and commission income	1,028	803
Banking income	8,000	4,804
Net result from investment activities	8,303	4,504
Net result from investment and insurance activities	8,303	4,504
Operating costs	(2,054)	(1,695)
Profit (loss) before taxes from continuing operations	6,249	2,809
Net profit (loss) for the period	4,527	1,985

	(amounts in thousands of euros)

FERRARI FINANCIAL SERVICES GMBH (GERMANY)	31/12/2017	31/12/2016
Total assets	514,796	500,609
Financial assets	507,901	492,195
Financial liabilities	457,857	447,298
Equity	44,705	39,922
Net interest income	16,076	3,204
Net fee and commission income	42	(102)
Banking income	16,175	3,181
Net result from investment activities	14,980	2,820
Net result from investment and insurance activities	14,980	2,820
Operating costs	(8,419)	(1,486)
Profit (loss) before taxes from continuing operations	6,561	1,334
Net profit (loss) for the period	4,873	1,834

Consolidation methods
In preparing the consolidated financial statements, the financial statements of the parent company and its subsidiaries, prepared according to IAS/IFRSs, are consolidated on a line-by-line basis by aggregating together like items of assets, liabilities, equity, income and expenses.
The carrying amount of the parent’s investment in each subsidiary and the corresponding portions of the equity of each subsidiary are eliminated.

Any difference arising during this process – after the allocation to the assets and liabilities of the subsidiary – is recognized as goodwill on first time consolidation and, subsequently, among other reserves.
The share of net profit pertaining to non-controlling interests is indicated separately, so to determine the amount of net profit attributable to the parent company’s shareholders.
Assets, liabilities, costs and revenues arising from intercompany transactions are eliminated.
The financial statements of the Parent Company and those of the subsidiaries used for the consolidated financial statements are all as of the same date.
For foreign subsidiaries, which prepare their accounts in currencies other than the euro, assets and liabilities are translated at the exchange rate prevailing on the balance sheet date while revenues and costs are translated at the average exchange rate for the period.
Exchange differences arising from the conversion of costs and revenues at the average exchange rate and the conversion of assets and liabilities at the reporting date are reported in exchange rate differences in the comprehensive income.
Exchange differences arising from the equity of consolidated subsidiaries are recognized in other comprehensive income and reversed to profit and loss when loss of control over the subsidiaries occurs.
The exchange rates used to translate the financial statements at 31 December 2017 are as follows:

	31/12/2017	Average 2017	31/12/2016	Average 2016
Polish Zloty (PLN)	4.177	4.257	4.410	4.363
Danish Crown(DKK)	7.445	7.439	7.434	7.445
Swiss Franc (CHF)	1.170	1.112	1.074	1.090
GB Pound (GBP)	0.887	0.877	0.856	0.819
Norwegian Krone (NOK)	9.840	9.327	9.086	9.291
Moroccan Dirham (MAD)	11.219	10.961	-	-
Swedish Krona (SEK)	9.844	9.635	9.553	9.468

Other information
To prepare the consolidated financial statements use was made of the following:

•	financial statements at 31 December 2017 of the Parent Company FCA Bank S.p.A.;

•
accounts as of 31 December 2017, approved by the competent bodies and functions, of the other fully consolidated companies, as adjusted to take into account the consolidation process and, where necessary, to comply with the Group’s accounting policies.

Section 4 - Subsequent events
No events occurred after the balance sheet date which should result in adjustments of the consolidated financial statements as of 31 December 2017.

ACCOUNTING STANDARDS, AMENDMENTS, IFRS AND IFRIC INTERPRETATIONS NOT YET MANDATORILY APPLICABLE AND NOT ADOPTED EARLY BY THE GROUP AT 31 DECEMBER 2017
Standard/ amendment	Issuance (IASB)	Effective from	Description of standard/amendment
IFRS 9 – Financial instruments	July 2014	1 January 2018
The document reflects the results of the phases related to classification and measurement, impairment and hedge accounting of IASB's plan to replace IAS 39. The standard introduces new criteria to classify and measure financial assets and liabilities. In particular, for the financial assets the new standard uses a single approach based on the management of financial instruments and the characteristics of the contractual cash flows of the financial assets to determine their measurement method, replacing the different methods provided for by IAS 39.

On the other hand, for financial liabilities the main change concerns the accounting treatment of changes in the fair value of a financial liability designated as a financial liability recognized at fair value through profit or loss, in case these changes are due to changes in the issuer's credit rating at fair value. Under the new standard, these changes must be recognized through other comprehensive income and no longer through profit or loss.

With reference to the impairment model, the new standard requires loan loss estimates be made on the basis of the expected loss model (not on the incurred loss model) using supportable information, available without unreasonable costs or efforts that would include historical, current and prospective data. The standard requires that this model be applied to all financial instruments, that is to all financial assets measured at amortized cost, to those recognized at fair value through other comprehensive income, to receivables arising from rental contracts and to trade receivables.

Lastly, the standard introduces a new model of hedge accounting to modify the requirements of the current IAS 39, which sometimes are considered too strict and unsuited to reflect entities' risk management policies. The main developments of the document concern:
- increase in the number of transactions eligible for hedge accounting, including also the risks of non-financial assets/liabilities eligible for hedge accounting treatment;
- change of accounting treatment of forward contracts and options when they are embedded in a hedge accounting relationship, to reduce the volatility of the income statement;
- amendments to the effectiveness test by replacing the current procedure based on the 80%-125% range with the concept of "economic relationship" between hedged item and hedging instrument. A retrospective assessment of effectiveness of the hedging relationship will no longer be required.

Standard/ amendment	Issuance (IASB)	Effective from	Description of standard/amendment
IFRS 15 – Revenue from Contracts with Customers	May 2014 Amended in September 2015	1 January 2018
The objective of IFRS 15 is to establish a new revenue recognition model which will apply to all contracts entered into with customers except those that fall within the scope of other IFRSs/IAS, such as leases, insurance contracts and financial instruments. The key steps to account for revenue according to the new model include:
- identify the contract(s) with the customer;
- identify the performance obligations of the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract;
- recognize revenue when (or as) the entity satisfies a performance obligation.
In September 2015 amendments were issued clarifying some requirements and providing additional transitional relief for companies that are implementing the new Standard. The amendments clarify how to:

- identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
- determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided);
- determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new Standard.
Adoption of this principle did not result in a ny effect on the Group’s consolidated financial statements.

IFRS 4 - Insurance contracts	September 2016	1 January 2018

The amendment to IFRS 4, published in September 2016, is aimed at enabling insurance companies to manage the possible accounting mismatches arising from early adoption of IFRS 9 (which affects the assets of the insurance companies) with respect to the new standard on insurance contracts (which affects the liabilities of those companies). The exercise of this option allows the insurance companies to remove from profit and loss any effects resulting from the measurement at fair value through profit or loss (FVTPL) – in implementation of IFRS 9 – of specific eligible financial assets related to insurance contracts, which would not be measured at FVTPL in full in application of IAS 39. This effect would be reclassified to equity; - the temporary exemption allows insurance companies whose predominant activity is the issuing of insurance contracts to exercise the option not to apply IFRS 9 on 1 January 2018.

IFRS 16 Leases	January 2016	1 January 2019
The new standard constitutes an innovation in that it established that leases be reported in entities' balance sheets, thus enhancing the visibility of their assets and liabilities.

IFRS 16 repeals the distinction between operating leases and finance leases (for the lessee), requiring that all lease contracts be treated as finance leases.
Short-term contracts (12 months) and those involving low value items (e.g. personal computers) are exempted from this treatment. The new standard will take effect on 1 January 2019, Early adoption is permitted provided that also IFRS 15, Revenue from Contracts with Customers, is applied.

Standard/ amendment	Issuance (IASB)	Effective from	Description of standard/amendment
IFRS 17 – Insurance contracts	May 2017	1 January 2021
On 18 May 2017, the IASB issued IFRS 17 - Insurance Contracts which applies to annual reporting periods beginning on or after 1 January 2021. The new standard, which replaces IFRS 4, intends to improve the understanding of investors, among others, of insurers’ risk exposure, operating performance, financial position and cash flows. The IASB published a final version after a long consultation phase. IFRS 17 is a complex standard which will include certain key differences from the current accounting treatment regarding the measurement of liabilities and the recognition of profits. IFRS 17 applies to all insurance contracts. The accounting model of reference, the General Model, is based on the present value of expected cash flows, the identification of a risk adjustment and a contractual service margin (“CSM”), which cannot be negative and represents the present value of unearned profit, to be released to profit or loss in each period with the passage of time.

IFRIC 23 - Uncertainty over Income Tax Treatments	June 2017	1 January 2019
IASB published IFRIC 23 – Uncertainty Over Income Tax Treatment, which provides guidance on how to account for taxes when there is uncertainty over the tax treatment of a transaction.
IFRIC 23 is effective as of 1 January 2019.

Amendment to IFRS 2 Share-based Payment	June 2016	1 January 2018
The Board issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for:

- the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

- share-based payment transactions with a net settlement feature for withholding tax obligations; and
- a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

Standard/ amendment	Issuance (IASB)	Effective from	Description of standard/amendment
Annual Improvements to IFRS Standards 2014-2016 Cycle	December 2016	1 January 2017 1 January 2018
The improvements concern:
- IFRS 12 - Disclosure of Interests in Other Entities; the issue is related to clarify the scope of the disclosure requirements by specifying that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to interests that are classified as held for sale or discontinued operations. The date of application is 1 January 2017.
- IFRS 1 - First-time Adoption of International Financial Reporting Standards; the objective of this project is to delate some of the short-term exemptions from IFRSs in Appendix E of IFRS 1, after those short-term exemptions have served their intended purpose. The date of application is 1 January 2018.

- IAS 28 - Investments in Associates and Joint Ventures; the issue is to clarify whether an entity has an investment-by- investment choice for measuring investees at fair value in accordance with IAS 28 by a venture capital organization, or a mutual fund, unit trust or similar entities including investment linked insurance funds. Additionally, an entity that is not an investment entity may have an associate or joint venture that is an investment entity. The Board noted that paragraph 36A of IAS 28 permits such an entity the choice to retain the fair value measurements used by that investment entity associate or joint venture when applying the equity method. The date of application is 1 January 2018.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration	December 2016	1 January 2018	IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions when payment is made or received in advance.
Amendments to IAS 40 - Investment Property	December 2016	1 January 2018	The amendments concern the application of paragraph 57 of IAS 40 Investment Property, which provides guidance on transfers to, or from, investment properties.

Standard/ amendment	Issuance (IASB)	Effective from	Description of standard/amendment
Prepayments Features with Negative Compensation (Amendments to IFRS 9)	October 2017	1 January 2019
Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments must be applied retrospectively; earlier application is permitted. The amendment provides specific transition provisions if it is only applied in 2019 rather than in 2018 with the remainder of IFRS 9.

Most likely, the costs to terminate a ‘plain vanilla’ interest rate swap that is collateralized, so as to minimize the credit risks for the parties to the swap, will meet this requirement.

This means that the gain or loss arising on modification of a financial liability that does not result in derecognition, calculated by discounting the change in contractual cash flows at the original effective interest rate, is immediately recognized in profit or loss.

The IASB stated specifically that this clarification relates to the application of IFRS 9. As such, it would appear that this clarification does not need to be applied to the accounting for modification of liabilities under IAS 39 Financial Instruments: Recognition and Measurement. Any entities that have not applied this accounting under IAS 39 are therefore likely to have a change of accounting on transition. As there is no specific relief, this change needs to be made retrospectively.

Long-term interests In associates and Joint ventures (Amendments to IAS 28)	October 2017	1 January 2019
The amendments clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The Board also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

To illustrate how entities apply the requirements in IAS 28 and IFRS 9 with respect to long-term interests, the Board also published an illustrative example when it issued the amendments.
Entities must apply the amendments retrospectively, with certain exceptions. Early application of the amendments is permitted and must be disclosed.

Standard/ amendment	Issuance (IASB)	Effective from	Description of standard/amendment
Annual improvements to IFRS Standards 2015-2017 Cycle	December 2017	1 January 2019
IFRS 3 Business Combinations - The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019. Earlier application is permitted.

IFRS 11 Joint Arrangements - A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured. An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019. Earlier application is permitted.

IAS 12 Income Taxes - The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

IAS 23 Borrowing Costs - The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete. An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted.

IFRS 9 PROJECT
In 2015 the FCA Bank Group started the project to implement IFRS 9 – Financial Instruments, the new financial reporting standard that, as of 1 January 2018, will replace IAS 39 for the classification and measurement of financial instruments as well as for the calculation of impairments. The project is designed to explore the different areas of application of the new financial reporting standard in relation to “Classification and Measurement”, “Impairment” and “Hedge Accounting” and to define its quantitative impacts.
The project was conducted by a working party under the joint stewardship of the Finance and Risk & Permanent Control departments. The working party includes representatives from all company functions, with the creation of theme sub-groups on the basis of the ramifications of IFRS 9 and the Group’s activity segments.

Classification and measurement
IFRS 9 introduces a model whereby the classification of financial assets is guided, on one side, by the contractual cash flow characteristics of the instruments and, on the other, management’s intent regarding the instruments.
Regarding the SPPI test of financial assets, the methodology to be used has been defined and the analysis of the composition of the existing financial instrument and loan and receivable portfolios were completed, so as to classify them properly when IFRS 9 is adopted.
In the context of the project, modular analyses were performed for loans and receivables taking into account the significance of the portfolios, their consistency and the various activity segments. In this respect, consistent approaches have been used for the retail and corporate segments of the loan and receivable portfolio. The analyses revealed that all the financial assets passed the SPPI test.
Regarding the second method to classify financial assets (business model), the analysis conducted with retail and corporate counterparts showed that there is a single Hold-to-Collect business model.
As a result of the business model assessment and the SPPI tests, we can confirm that no significant impacts will occur with the application of IFRS 9.

Impairment
Regarding the new impairment model, the key elements completed were the following:

•
The definition of parameters to determine the significant increase of credit risk, for the proper allocation of exposures in stage 1 or stage 2. These parameters are consistent with the Bank’s credit analysis policies. Non-performing exposures, allocated in stage 3, have been considered such in keeping with prudential rules;

•	The determination of the short-term and lifetime PD;

•	The definition of the forward-looking models.
The criteria considered for the purposes of the considerations on the transfers between stages are based on qualitative and quantitative elements, in accordance with the standard.

Organizational impacts

In parallel with the implementation in the information systems, similar analyses and actions are under way in relation to the organization. Specifically, the main organizational impacts concern the review and adaptation of the existing operational processes, the design and implementation of new processes and the review of the dimensioning and expansion of the responsibilities available within the different operational, administrative and control departments.
Specifically, the actions related to the Classification and Measurement area concern, in the first place, the Marketing function, to identify the Business Models and to define the operational and monitoring processes for the SPPI test, with special emphasis on the process for the development of new products.

Operating and equity impacts
The impacts of the adoption of IFRS 9 on the FCA Bank Group derive from the application of the new impairment accounting model, with an increase in impairment charges, as well as the application of the new rules for the transfer of exposures between the different classification stages provided for by the new standard.
Based on the analyses performed and the implementations under way, the impact in question, to be recognized in equity on adoption of the new standard, is in no way critical for the FCA Bank Group’s equity and regulatory capital, as it accounts for no more than 1% of consolidated equity.

A.2 - MAIN ITEMS IN THE FINANCIAL STATEMENTS
This section shows the accounting policies adopted to prepare the consolidated financial statements as of 31 December 2017. Such description is provided with reference to the recognition, classification, measurement and derecognition of the different assets and liabilities.

1.	Held-for-trading financial assets
This item includes financial assets held in the trading portfolio, reflecting essentially the positive value of derivative contracts not designated as hedging instruments.
Derivatives are recognized as assets if their fair value is positive and as liabilities if their fair value is negative. Assets and liabilities arising from transactions with the same counterparty can be offset only if there is the legally enforceable right to offset the amounts recognized and the parties intend to settle on a net basis (see IAS 32).
No reclassifications to other financial asset categories are permitted, save for the existence of unusual events that can hardly take place again in the short term. In these cases, debt and equity instruments that are no longer held for trading can be reclassified only for in particular situations, under IAS 39 (Financial assets held to maturity, Available for sale financial assets, Receivables). These assets are transferred at their fair value at the time of reclassification.
Initial recognition takes place on the date of settlement for debt and equity instruments and on the execution date for derivative contracts. Held-for-trading assets are initially recognized at their fair value, which is normally the price paid, without considering transaction costs and income attributable to the instrument.
After initial recognition, held-for-trading financial assets and liabilities are measured at their fair value. Any changes in fair value are recognized through profit or loss under item 80. “Net result of trading activities”.
The fair value of derivative contracts quoted in an active market is determined on the basis of the market value of such contracts at the end of the period. In the absence of an active market, use is made of estimation methods and valuation models that take into account the risk factors associated to the instruments and based on market data, such as interest rates. Equity instruments, units of UCITS and derivatives with equity instruments as underlying not quoted in an active market, for which the fair value cannot be determined reliably according to the above guidelines, are reported at cost.
Held-for-trading financial assets and liabilities are derecognized when the contractual rights to the cash flows deriving therefrom expire or when the financial asset or liability is sold, substantially transferring all related risks and rewards.

2.	Available-for-sale financial assets
These are financial assets other than derivatives which are not classified as receivables, financial assets held to maturity or assets recognized at their fair value. These assets are held for an indefinite period of time and can be sold to generate liquidity or to meet changes in interest rates, exchange rates and prices.
Available-for-sale financial assets include money market, debt and equity instruments; they include non-controlling equity interests that do not qualify as investments in subsidiaries, joint ventures or associated companies.
Debt and equity instruments are recognized as financial assets on the settlement date while receivables are recognized on the disbursement date.
Financial assets are initially recognized at their fair value, including transaction costs and income attributable directly to the instrument. Financial assets reclassified from Financial assets held to maturity are initially recognized at their fair value at the time of transfer.
Subsequently, Available-for-sale financial assets are measured at their fair value. Interest, calculated with the amortized cost method is recognized in the income statement while changes in fair value are recognized through equity, in item 140 “Valuation reserve”. Changes in fair value are reported also in the Statement of comprehensive income.

Fair value is determined on the basis of the criteria already illustrated for held-for-trading financial assets.
Equity instruments not quoted in an active market and whose fair value cannot be determined due to lack of reliable information are recognized at cost, which reflects the latest reliably measured fair value.

Tests to determine the existence of objective evidence of impairment are conducted at year-end or interim reporting dates.
When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the statement of profit or loss – is removed from OCI and recognized in the statement of profit or loss.
Impairment losses are reported in item 130.b) “Impairment/reinstatement of value of available-for-sale financial assets”.
If the reasons for the impairment no longer apply, following the occurrence of an event after the recognition of the relevant loss, the impairment loss previously recognized is reversed through profit or loss, in the case of debt instruments, and through OCI, in the case of equity instruments. The amount of the reinstatement cannot, under any circumstance, exceed the amortized cost that the instruments would have had in the absence of previous impairments.
In case of disposal of the financial asset, cumulative gains and losses are released to the income statement to item 100.b) “Gains (losses) on disposal or buyback of available-for-sale financial assets”.

3.	Financial assets held to maturity
Held-to-maturity investments are non-derivative financial assets that have either fixed or determinable payments and a fixed maturity – other than those that can be classified as loans to banks or loans to customer - and for which there is the ability and the intention to hold to maturity.
If during the year a significant amount of such investments is sold or reclassified, before their maturity, the remaining financial assets held to maturity would be reclassified as available-for-sale financial assets and use of this category would be precluded for the following two years, unless the sales or reclassifications:

•	are so close to the maturity date or the date of the option for the repayment of the financial asset that interest rate fluctuations would not have a significant effect on the fair value of the asset;

•	take place after the collection of substantially all the original capital of the financial asset through planned or advance repayments;

•	are attributable to an isolated, uncontrollable event that is not recurring and could not be reasonably predicted.
Initial recognition of these financial instruments takes place at the settlement date. Financial assets held to maturity are initially recognized at their fair value, including any income and transaction costs that are directly attributable. Subsequently, they are measured at amortized cost by using the effective interest rate method.
Gains or losses related to financial assets held to maturity are recognized through profit or loss when such assets are derecognized or impaired or through the amortization of the difference between the initial carrying amount and the amount repayable at maturity.
Tests to determine the existence of objective evidence of impairment are conducted at year-end or interim reporting dates. In the presence of such objective evidence, the amount of the loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows, as discounted at the original effective interest rate. Impairment losses are reported in item 130.c) “Impairment/reinstatement of value of financial assets held to maturity”.
If the reasons for the impairment no longer apply, following the occurrence of an event after the recognition of the relevant loss, the impairment loss previously recognized is reversed through profit or loss. The amount of the reinstatement cannot, under any circumstance, exceed the amortized cost that the instruments would have had in the absence of previous impairments.
Financial assets held to maturity are derecognized when the contractual rights to the cash flows deriving therefrom expire or when the financial asset is sold, substantially transferring all related risks and rewards. In case of disposal/derecognition of the financial asset, cumulative gains and losses are released to the income statement to item 100.c) “Gains (losses) on disposal or buyback”.

4.	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and are not recognized as “Assets held for trading” or designated as “Available-for-sale assets” or “Assets held to maturity”.
“Loans to customers” include receivables originated from instalment loans, finance leases and loans disbursed, in connection with the factoring business, on a recourse basis. Regarding receivables sold on a non-recourse basis, these are reported in the presence of contractual clauses that do not transfer substantially the relevant risks and rewards.
Lease agreements are classified as finance leases whenever the relevant terms and conditions are such as to transfer substantially all the risks and benefits of ownership from the lessor to the lessee. All the other leases are operating leases. The amounts due from lessees under finance leases are recognized as receivables for the amount of the Group’s investment in the leased assets.
Loans and receivables are recognized initially upon disbursement.
Upon initial recognition, loans and receivables are recorded at fair value, which is typically the amount of the sum disbursed, including income and transaction costs that are directly attributable to the single loan or receivable and determinable since inception of the transaction, even though the relevant monetary amount is collected or paid subsequently.
Subsequently, loans and receivables are measured at amortized cost, or the difference between their carrying amount on initial recognition – as increased or decreased for any principal repayment, impairments or reinstatements – and the amortization, calculated with the effective interest rate, of the difference between the amount disbursed and that due at maturity, taking into account costs or income directly attributable to the individual loan or receivable. The effective interest rate is equal to the discount rate that sets the present value of the future cash flows of the loan or receivable, in terms of principal and interest, equal to the amount disbursed less any cost/income attributable to the loan or receivable. This accounting treatment, based on a cash flow rationale, makes it possible to distribute the effects of costs/income throughout the terms to maturity of the loan or receivable. Short-term loans or receivables, which are not impacted by the time value of money, are reported at their initial carrying amount.
Gains and (losses) on loans are recognized through profit or loss:

•	when the financial asset in question is derecognized, in item 100.a) “Gains (losses) on loan or receivable disposals”; or:

•	when the financial asset is impaired (or when the original value is reinstated), in item 130.a) “Impairment/reinstatement of value due to impairment of loans or receivables”.
Interest earned on loans or receivables are recognized in item 10. “Interest and similar income” and is recognized in accordance with the effective interest rate method as apportioned throughout the remaining term of the loan.
The carrying amount of loans and receivables is tested from time to time for recoverability through an analysis designed to identify those that, following the occurrence of events after their disbursement, show objective evidence of possible impairment. These include loans or receivables classified as non-performing, non-accruing, restructured or past due, in accordance with the rules enacted by Banca d’Italia in force at 31 December 2017, consistent with IAS/IFRSs.
These deteriorated loans and receivables are evaluated individually and the amount of the adjustment for each is equal to the difference between its carrying amount upon initial recognition (amortized cost) and the present value of future cash flows, as discounted at the original effective interest rate.
Loans and receivables for which no objective evidence of impairment has been gathered individually are tested for any collective impairment. The evaluation is carried out by grouping these loans and receivables by consistent credit risk categories and the loss percentages are estimated taking into account the time series of the losses associated with each category.
The losses are recognized through profit or loss. If an impaired loan or receivable is recovered, the amount is recognized as a debit to “Impairment losses due to credit deterioration”.
The full or partial write-off of an uncollected loan or receivable takes place when such loan or receivable is considered as definitely irrecoverable. The loss is recognized in the income statement less any previous impairment losses taken.
Deteriorated loans are derecognized only if the sale entailed the substantial transfer of all related risks and rewards. By contrast, when the risks and rewards of the loans or receivables sold have not been transferred, these continue to be reported on the balance sheet, even though ownership of the loan or the receivable has been transferred. In the event that the substantial transfer of risks and rewards cannot be ascertained, the loans or receivables are derecognized whenever no type of control has been maintained over them. By converse, keeping control, in whole or in part, involves the on-balance-sheet recognition on the balance sheet of the loans or receivables for the balance outstanding, as measured by the exposure to changes in value of the loans or receivables sold and the changes in the relevant cash flows. Lastly, loans or receivables sold are recognized whenever the contractual rights to receive the related cash flows are maintained whenever the entity is required to pay such cash flows to a third party.
Deteriorated loans or receivables
Deteriorated exposures – i.e. those with the features outlined in paragraphs 58-61 of IAS 39 – are classified in the categories listed below, in accordance with Banca d’Italia’s guidance contained in Circular no. 272 of 30 July 2008 as amended:

•
non-performing: the total amount of cash and off-balance-sheet exposure toward an entity in a state of insolvency (including in the absence of a court ruling) or in substantially similar situations, regardless of any loss forecasts by the bank. This category does not include any deterioration determined by country risk. The assessment is generally made on an individual basis.

•
probable defaults (“unlikely to pay”): the total amount of cash and off-balance-sheet exposure which does not qualify as non-performing but which are considered as unlikely to be repaid (in terms of principal or interest), absent any action such as calling on guarantees, by the borrower. This assessment is generally made regardless of any past due amount or instalment. Probable defaults are generally assessed on an individual basis or by applying a pre-set percentage to the various credit risk categories.

•
Past due and/or excess exposures: these are cash exposures other than those classified as non-performing or probable defaults that, at the reporting date, are either past due or exceed approved credit limits. Past due and/or excess exposures can be determined by reference to either the individual borrower or the individual transaction.

Securitized receivables
Certain Group companies participate in receivable securitization programs as sellers and subscribers of bonds issued under these programs.

Securitization transactions involve the sale on a non-recourse basis of a receivable portfolio to a vehicle company, which in turn finances the purchase of these receivables by issuing asset-backed securities, that is bonds whose repayment of principal and interest depend on the cash flow generated by the receivable portfolio.
Asset-backed securities are ranked by seniority and rating, with the senior placed in the market with investors while the junior notes, which are subordinated to senior notes in priority of repayment, are placed with companies of the FCA Group.
According to IFRS 10, vehicles are included in the scope of consolidation, as the placement of junior asset-backed securities and participation of the originator in the set-up of the program, imply control over the SPE.

5.	Hedging transaction
Hedging transactions are intended to offset potential losses/gains on a specific item or group of items, attributable to a specific risk, through the gains/losses generated on another instrument or group of instruments in the event that the specific risk in question materializes. The FCA Bank Group hedges its exposure to the interest rate risk associated with receivables arising from instalment loans and bonds issued at fixed interest rates with derivatives designated as fair value hedges. Derivatives entered into to hedge the variable interest rate risk associated with the debt of the companies engaged in long-term rental are designated as cash flow hedges..
Only derivatives entered into with a counterparty not belonging to the Group may be treated as hedging instruments.
Hedging derivatives are stated at fair value. Specifically:

•
in the case of cash flow hedges, derivatives are recognized a their fair value. Any change in the fair value of the effective part of the hedge is recognized through OCI, in item 140. “Valuation reserve” while any change in the fair value of the ineffective part of the hedge is recognized through profit or loss in item 90. “Net result of hedging activities”;

•
in the case of fair value hedges, any change in the fair value of the hedging instrument is recognized through profit or loss in item 90. “Net result of hedging activity”. Any change in the fair value of the hedged item, attributable to the risk hedged with the derivative instrument, is recognized through profit and loss as an offsetting entry of the change in the carrying amount of the hedged item.

The fair value of derivative instruments is calculated on the basis of interest and exchange rates quoted in the market, taking into account the counterparties’ creditworthiness, and reflects the present value of the future cash flows generated by the individual contracts.
Gains or losses on derivatives hedging interest rate risk are allocated either to “Interest and similar income” or “Interest and similar expenses”, as the case may be.
A derivative contract is designated for hedging activities if there is a formal document of the relationship between the hedged instrument and the hedging instrument and whether the hedge is effective since inception and, prospectively, throughout its life.
A hedge is effective (in a range between 80% and 125%) when the changes in the fair value (or cash flows) of the hedging financial instrument almost entirely offset the changes in hedged item with regard to the risk being hedged.
Effectiveness is assessed at every year-end or interim reporting date by using:

•	prospective tests, to demonstrate an expectation of effectiveness in order to qualify for hedge accounting;

•	retrospective tests, to ensure that the hedging relationship has been highly effective throughout the reporting period, measuring the extent to which the achieved hedge deviates from a perfect hedge.
If the tests fail to demonstrate hedge effectiveness, hedge accounting, as indicated above, is discontinued and the derivative contract is reclassified to held-for-trading financial assets or financial liabilities and is therefore measured in a manner consistent with its classification. In case of macro hedging, IAS 39 permits the establishment of a fair value hedge for the interest rate risk exposure of a designated amount of financial assets or liabilities so that a group of derivative contracts can be used to offset the changes in fair value of the hedged items as interest rates vary.

Macro hedges cannot be applied to a net position being the difference between financial assets and liabilities.
Macro hedging is considered highly effective if, like fair value hedges, at inception and in subsequent periods the changes in fair value of the hedged amount are offset by the changes in fair value of the hedging derivatives in the range of 80% to 125%.

6.	Investments
Investments in joint ventures (IFRS 11) as well as in companies subject to significant influence (IAS 28) are recognized with the equity method.
Under the equity method, the investment in an associate or a joint venture is initially recognized at cost.

If there is any evidence that the value of an investment has been impaired, the recoverable value of the investment is estimated, taking account the present value of the future cash flows that it will generate, including its disposal value.
If the recovery value is lower than book value, the difference is recorded in the income statement.
In subsequent periods, if the reasons for the impairment cease to exist, the original value may be restored through the income statement.

7.	Tangible assets
This item includes furniture, fixtures, technical and other equipment and assets related to the leasing business.
These tangible assets are used to provide goods and services, to be leased to third parties, or for administrative purposes and are expected to be utilized for more than one period.
This item consists of:

•	assets for use in production;

•	assets held for investment purposes.
Assets held for use in production are utilized to provide goods and services as well as for administrative purposes and are expected to be used for more than one period. Typically, this category includes also assets held to be leased under leasing arrangements.
This item includes also assets provided by the Group in its capacity as lessor under operating lease agreements. Assets leased out include vehicles provided under operating lease agreements by the Group’s long-term car rental companies. Trade receivables to be collected in connection with recovery procedures in relation to operating leases are classified as “Other assets”. Operating lease agreements with a buyback clause are also included in “Other assets”.
Tangible assets comprise also leasehold improvements, whenever such expenses are value accretive in relation to identifiable and separable assets. In this case, classification takes place in the specific sub-items of reference in relation to the asset.
Assets held for investment purposes refer to investment property as per IAS 40, i.e. properties held (owned or under a finance lease) in order to receive rental income and/or an appreciation of the invested capital.
Tangible assets are initially recognized at cost, inclusive of purchase price and all the incidental charges incurred directly to purchase and to put the asset in service. Costs incurred after purchase are only capitalized if they lead to an increase in the future economic benefits deriving from the asset to which they relate. All other costs are recorded in the income statement as incurred.
Subsequently, tangible assets are recognized at cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line basis considering the remaining useful life and value of the asset.
At every reporting date, if there is any evidence that an asset might be impaired, the book value of the asset is compared with its realizable value – equal to the greater of fair value, net of any selling costs, and the value in use of the asset, defined as the net present value of future cash flows generated by the asset. Any impairment losses and adjustments are recorded in the income statement, item 200 “Impairment/reinstatement of tangible assets”.

If the reasons that gave rise to the impairment no longer apply, then the loss is reversed for the amount that would restore the asset to the value that it would have had in the absence of any impairment, less accumulated depreciation.
Initial direct costs incurred in the negotiation and execution of an operating agreement are added to the leased assets in equal instalments, based on the length of the agreement.
Tangible assets are derecognized upon disposal or when they are retired from production and no further economic benefits are expected from them. Any difference between the selling price or realizable value and the carrying amount is recognized through profit or loss, item 270 “Gains (losses) from the sale of investments”.

8.	Intangible assets
Intangible assets are non-monetary long-term assets, identifiable even though they are intangible, controlled by the Group and which are likely to generate future economic benefits.
Intangible assets include mainly goodwill, software, trademarks and patents.
Goodwill arising in a business combination is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests) and any previous interest held over the fair value of net identifiable assets acquired and liabilities assumed.
In the case of software generated internally the costs incurred to develop the project are recognized as intangible assets provided that the following conditions are met: technical feasibility, intention to complete, future usefulness, availability of sufficient technical and financial resources and the ability to measure reliably the costs of the project.
Intangible assets are recognized if they are identifiable and originated from legal or contractual rights.
Intangible assets purchased separately and/or generated internally are initially recognized a cost and, except for goodwill, are amortized on a straight line basis over their remaining useful life.
Subsequently, they are measured at cost net of accumulated amortization and any accumulated impairment losses. The useful life of intangible assets is either definite or indefinite.
Definite-life intangibles are amortized over their remaining useful life and are tested for impairment every time there is objective evidence of a possible loss of value. The amortization period of a definite-life intangible asset is reviewed at least once every year, at year end. Changes in the useful life in which the future economic benefits related to the asset will materialize result in changes in the amortization period and are considered as changes in estimates. The amortization of definite-life intangible asset is recognized in the income statement in the cost category consistent with the function of the intangible asset.
Indefinite-life intangible assets, including goodwill, are not amortized but are tested every year for impairment both individually and at the level of cash generating units. Every year (or whenever there is evidence of impairment) goodwill is tested for impairment. To this end, the cash generating unit to which goodwill is to be attributed is identified. The amount of any impairment is calculated as the difference between the carrying amount of goodwill and its recoverable value, if lower. Recoverable value is equal to the greater of the fair value of the cash generating unit, less any selling costs, and the relevant value in use. Any adjustments are recognized in the income statement, item 260. “Goodwill impairment”. No reversal of impairment is permitted for goodwill.
Intangible assets are derecognized upon disposal or when and no further economic benefits are expected from them. Any difference between the selling price or realizable value and the carrying amount is recognized through profit or loss, item 270. “Gains (losses) from the sale of investments”.

9.	Current and deferred taxation
Deferred tax assets and liabilities are recognized on the balance sheet of the consolidated financial statements in items 140. “Tax assets” and 80. “Tax liabilities”.

Tax assets and liabilities are recognized in the consolidated statement of financial position in line item 140. “Tax assets” on the asset side and line item 80. “Tax liabilities” on the liability side.
In accordance with the balance sheet method, current and deferred taxes are accounted for as follows:

•	current tax assets, that is payments in excess of taxes due under applicable national tax laws;

•	current tax liabilities, or taxes payable under applicable national tax laws;

•	deferred tax assets, that is income taxes recoverable in future years and related to:

•	deductible temporary differences;

•	unused tax loss carry-forwards; and

•	unused tax credits carried forward;

•	deferred tax liabilities, that is income tax amounts payable in future years due to the excess of income over taxable income due to timing differences.
Current and deferred tax assets and liabilities are calculated by applying national tax laws in force and are accounted for as an expense (income) in accordance with the same accrual basis of accounting applicable to the costs and revenues that generated them.
Generally, deferred tax assets and liabilities arise in the cases where the deductibility of a cost or the taxability of a revenue is deferred with respect to their recognition.
Deferred tax assets and liabilities are recognized on the basis of the tax rates that, at the balance sheet date, are expected to be applicable in the year in which the asset will be realized or the liability extinguished, on the basis of the tax legislation in force, and are periodically revised to take account of any change in legislation.
Deferred tax assets are recognized, to the extent that they can be recovered against future income. In accordance with IAS 12, the probability that there is sufficient taxable income in future should be verified from time to time. If the analysis reveals that there is no sufficient future income, the deferred tax assets are reduced accordingly.
Current and deferred taxes are recognized in the income statement, item 290 “Income tax on continuing operations”, with the exception of those taxes related to items recognized, in the current or in another year, directly through equity, such as those related to gains or losses on available-for-sale financial assets and those related to changes in the fair value of cash flow hedges, whose changes in value are recognized, on an after-tax basis, directly in the statement of comprehensive income in the “Valuation reserve”.
Current tax assets are shown in the balance sheet net of current tax liabilities whenever the following conditions are met:

•	existence of an enforceable right to offset the amounts recognized;

•	the parties intend to settle the assets and liabilities in a single payment on a net basis or to realize he asset and simultaneously extinguish the liability.
Deferred tax assets are reported in the Statement of financial position net of deferred tax liabilities whenever the following conditions are met:

•	existence of a right to offset the underlying current tax assets with current tax liabilities; and

•
both deferred tax assets and liabilities relate to income taxes applied by the same tax jurisdiction on the same taxable entity or on different taxable entities that intend to settle the current tax assets and liabilities on net basis (typically in the presence of a tax consolidation agreement).

10.	Provisions for risks and charges
Post-employment benefits and similar obligations
Post-employment benefits are established in accordance with labor agreements and are qualified as defined-benefit plans.

Obligations associated with employee defined-benefit plans and the relevant pension costs associated to current employment are recognized based on actuarial estimates by applying he projected unit credit method. Actuarial gains/losses resulting from the valuation of the liabilities of the defined-benefit plan are recognized through Other Comprehensive Income (OCI) in the “Valuation reserve”. Such re-measurements are not reclassified to profit or loss in subsequent periods.”
The discount rate used to calculate the present value of the obligations associated with post-employment benefits changes depending on the country/currency in which the liability is denominated and is set on the basis of yields, at the balance sheet date, of bonds issued by prime corporates with an average maturity consistent with that of the liability. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset.”
Other provisions
Other provisions for risks and charges relate to costs and charges of a specified nature and existence certain or probable but whose amount or date of payment is uncertain on the balance sheet date. Provisions for risks and charges are made solely whenever:
a) there is a current (legal or constructive) obligation as a result of a past event;
b) fulfilment of this obligation is likely to be onerous;
c) the amount of the liability can be reliably estimated.
When the time value of money is significant, the amount of a provision is calculated as the present value of the expenses that will supposedly be incurred to extinguish the obligation.
This item includes also long-term benefits to employees whose expenses are determined with the same actuarial criteria as those of the defined-benefit plans. Actuarial gains or losses are all recognized as incurred through profit or loss.

11.	Debts, securities outstanding and other liabilities
The items Bank borrowings, Due to customers and Securities outstanding include the financial instruments (other than financial liabilities held for trading and recognized at their fair value) issued to raise funds from external sources. In particular, securities outstanding reflect bonds issued by Group companies and securities issued by the SPEs in relation to receivable securitization transactions.
These financial liabilities are recognized on the date of settlement at fair value, which is normally the amount collected or the issue price, less any transaction costs directly attributable to the financial liability. Subsequently, these instruments are recognized at their amortized cost, on the basis of the effective interest method. The only exception is short-term liabilities, as the time value of money is negligible, which continue to be recognized on the basis of the amount collected.
Financial liabilities are derecognized when they reach maturity or are extinguished. Derecognition takes place also in the presence of a buyback of previously issued securities. The difference between the carrying amount of the liability and the price paid to buy it back is recognized through profit or loss, item 100.d) “Gains (Losses) on buyback of financial liabilities”.

12.	Financial liabilities held for trading
Financial liabilities held for trading include mainly derivative contracts that are not designated as hedging instruments.
These financial liabilities are recognized initially at their fair value initially and subsequently until they are extinguished, with the exception of derivative contracts to be settled with the delivery of an unlisted equity instrument whose fair value cannot be determined reliably and that, as such, are recognized at cost.

13.	Insurance assets and liabilities

IFRS 4 defines insurance contracts as contracts under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder (or a party designated by the policyholder) if a specified uncertain future event (the insured event) adversely affects the policyholder.
The Group’s insurance activity concerns the reinsurance of life and non-life insurance policies sold by insurance companies to customers of consumer credit companies to protect the payment of the debt.
The items described below reflect, as prescribed by paragraph 2 of IFRS 4, the operating and financial effects deriving from the reinsurance contracts issued and held.
In essence the accounting treatment of such products calls for the recognition:

•
in items 150. “Net premiums” and 160. “Income (losses) from insurance activities” of the income statement, (i) of the premiums, which include the premiums written for the year following the issue of contracts, net of cancellations; (ii) changes in technical provisions, reflecting the variation in future obligations toward policyholders arising from insurance contracts; (iii) commissions for the year due to intermediaries; (iv) cost of claims, redemptions and expirations for the period;

•
in item 130. “Technical provisions”, on the liability side, of the obligations toward policyholders, calculated individually for every contract with the prospective method, on the basis of demographic/financial assumptions currently used by the industry;

•	in item 110. “Technical provisions ceded to reinsurers”, on the asset side, the obligations attributable to reinsurers.

14.	Other information
Employee Severance Fund
The FCA Bank Group has established different defined-benefit and defined-contribution pension plans, in line with the conditions and practices in the countries in which it carries out its activities.
In Italy, the Employee Severance Fund is treated as “post-employment benefits”, classified as:

•
“defined-contribution plan” for the severance amounts accrued to employees as of 1 January 2007 (effective date of Legislative Decree no. 252 on the reform of supplementary pension funds), both in case the employee exercised the option to allocate the sums attributable to him/her to supplementary pension funds and in case the employee opted for the allocation of these sums to INPS’s Treasury fund. For these sums, the amount accounted for as personnel expenses is determine on the basis of the contributions due without applying actuarial calculation methods;

•
“defined-benefit plan”, recognized on the basis of its actuarial value as determined by using the projected credit unit method, for the severance amounts accrued until 31 December 2006. These amounts are recognized on the basis of their actuarial value as determined by using the projected credit unit method. To discount these amounts to present value, the discount rate was determined on the basis of yields of bonds issued by prime corporates taking into account the average remaining duration of the liability, as weighted by the percentage of any payment and advance payment, for each payment date, in relation to the total amount to be paid and paid in advance until the full amount of the liability is extinguished.

Costs related to the employee severance fund are recognized in the income statement, item no. 180.a) “Administrative expenses: personnel expenses” and include, for the part relating to the defined-benefit plan (i) service costs related to companies with less than 50 employees; (ii) interest cost accrued for the year, for the defined-contribution part; (iii) the severance amounts accrued in the year and credited to either the pension funds or to INPS’s Treasury fund.
On the Statement of financial position, the “Employee severance fund” reflects the balance of the fund exiting at 31 December 2006, minus any payment made until 31 December 2017. Item 100 “Other liabilities” – “Due to social security institutions” shows the debt accrued at 31 December 2017 relating to the severance amounts payable to pension funds and INPS’s Treasury fund.
Actuarial gains and losses, reflecting the difference between the carrying amount of the liability and the present value of the obligation at year-end, are recognized through equity in the Valuation reserve, in accordance with IAS 19 Revised.
Revenue recognition

Revenue arising from the use by others of the Company’s assets yielding interest is recognized, when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount can be reliably quantified. In particular, for all financial instruments measured at amortized cost, such as loans and receivables to customers and banks, and interest-bearing financial assets classified as AFS, interest income is recorded using the effective interest rate (EIR) and classified under “Interest and similar income”.
Commissions receivable upon execution of a significant act or upon the rendering of a service are recognized as revenue when the significant act has been completed or when the services are provided. On the other hand, commissions related to origination fees received by the entity relating to the creation or acquisition of a financial asset are deferred and recognized as an adjustment to the effective rate of interest.
Revenues from services are recognized when the services are rendered.
Dividends are recognized in the year in which their distribution is approved.
Cost recognition
Costs are recognized as they are incurred. Costs attributable directly to financial instruments measured at amortized cost and determinable since inception, regardless of when the relevant outlays take place, flow to the income statement via application of the effective interest rate.
Impairment losses are recognized as incurred.
Finance leases
Lease transactions are accounted for in accordance with IAS 17.
In particular, recognition of a lease agreement as a lease transaction is based on the substance that the agreement on the use of one or more specific assets and whether the agreement transfers the right to use such asset.
A lease is a finance lease if it transfers all the risks and benefits incidental to ownership of the leased asset; if it does not, then a lease is an operating lease.
For finance lease agreements where the FCA Bank Group acts as lessor, the assets provided under finance lease arrangements are reported as a receivable in the statement of financial position for a carrying amount equal to the net investment in the leased asset. All the interest payments are recognized as interest income (finance component in lease payments) in the income statement while the part of the lease payment relating to the return of principal reduce the value of the receivable.
Foreign currency transactions
Foreign currency transactions are entered, upon initial recognition, in the reference currency by applying to the foreign currency amount the exchange rate prevailing on the transaction date. At every interim and year-end reporting date, items originated in a foreign currency are reported as follows:

•	cash and monetary items are converted at the exchange rate prevailing at the reporting date;

•	non-monetary items, recognized at historical cost, are converted at the exchange rate prevailing on the date of the transaction;

•	non-monetary items, recognized at fair value, are converted at the exchange rate prevailing at the reporting date.
Exchange rate differences arising from the settlement of monetary items and the conversion of monetary items at exchange rates other than the initial ones, or those used to translate the previous year’s accounts, are recognized in the income statement as incurred. When a gain or a loss related to a non-monetary item is recognized through OCI, the exchange rate difference related to such item is also recognized through OCI. By converse, when a gain or a loss is recognized through profit or loss, the exchange rate difference related to such item is also recognized through profit or loss.

Use of estimates
Financial reporting requires use of estimates and assumptions which might determine significant effects on the amounts reported in the Statement of financial position and in the Income statement, as well as the disclosure of contingent assets and liabilities. The preparation of these estimates implies the use of the information available and subjective assessments, based on historical experience, used to make reasonable assumptions to record the transactions. By their nature the estimates and assumptions used may vary from one year to the next and, as such, so may the carrying amounts in the following years, significantly as well, as a result of changes in the subjective assessments made.
The main cases where subjective assessments are required include:

•	quantification of losses on loans and receivables, investments and, in general, on financial assets;

•	evaluation of the recoverability of goodwill and other intangible assets;

•	quantification of employee provisions and provisions for risks and charges;

•	estimates and assumptions on the recoverability of deferred tax assets.
The estimates and assumptions used are periodically and regularly updated by the Group. Variations in actual circumstances could require that those estimates and assumptions are subsequently adjusted. The impacts of any changes in estimates and assumptions are recognized directly in profit or loss in the period in which the estimates are revised, if the revision impacts only that period, or also in future periods, if the revision impacts both the current and future periods.
Following are the key considerations and assumptions made by management in applying IFRS and that could have a significant impact on the amounts recognized in the consolidated financial statements or where there is significant risk of a material adjustment to the carrying amounts of assets and liabilities during a subsequent financial period.

Recoverability of deferred tax assets

At 31 December 2017, the Group had deferred tax assets on deductible temporary differences and theoretical tax benefits arising from tax loss carry forwards. The Group has recorded this amount because it believes that it is likely to be recovered.
In determining this amount, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in the preceding paragraph on the recoverable amount of non-current assets.
Moreover, the contra accounts that have been recognized (i.e. deferred tax assets not recognized to the extent that it is not probable that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized) are considered to be sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking account of the fact that the net deferred assets so recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a situation in which the time needed to exit from the crisis and for an economic recovery to occur extends beyond the horizon implicit in the above-mentioned estimates.

Pension plans and other post-employment benefits

Employee benefit liabilities with the related assets, costs and net interest expense are measured on an actuarial basis, which requires the use of estimates and assumptions to determine the net liabilities or net assets.
The actuarial method takes into consideration parameters of a financial nature such as the discount rate and the expected long term rate of return on plan assets, the growth rate of salaries as well as the likelihood of potential future events by using demographic assumptions such as mortality rates, dismissal or retirement rates.
In particular, the discount rates selected are based on yields curves of high quality corporate bonds in the relevant market. The expected returns on plan assets are determined considering various inputs from a range of advisors concerning long-term capital market returns, inflation, current bond yields and other variables, adjusted for any specific aspects of the asset investment strategy. Salary growth rates reflect the Group’s long-term actual expectation in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

Contingent liabilities

The Group makes provisions for pending disputes and legal proceedings when it is considered probable that there will be an outflow of funds and when the amount of the losses arising therefrom can be reasonably estimated. If an outflow of funds becomes possible but the amount cannot be estimated, the matter is disclosed in the notes. The Group is the subject of legal and tax proceedings covering a range of matters which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the outflow of funds which will result from such disputes. Moreover, the cases and claims against the Group often derive from complex and difficult legal issues which are subject to a different degree of uncertainty, including the facts and circumstances of each particular case, the jurisdiction and the different laws involved. In the normal course of business the Group monitors the stage of pending legal procedures and consults with legal counsel and experts on legal and tax matters. It is therefore possible that the provisions for the Group’s legal proceedings and litigation may vary as the result of future developments of the proceedings under way.

A.3 - INFORMATION ON TRANSFERS BETWEEN PORTFOLIOS OF FINANCIAL ASSETS
In 2017 no inter-portfolio transfers were made.

A.4 – INFORMATION ON FAIR VALUE
According to IFRS 13, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). IFRS 7 introduces instead the definition of “fair value hierarchy”. This standard calls for fair value to be determined in accordance with a three-level hierarchy based on the significance of the inputs used in such measurement. The objective is to set the price at which the asset can be sold.

The three levels are as follows:

•	Level 1 (L1): quoted prices (without adjustments) in an active market – as defined by IAS 39 – for the assets and liabilities to be measured;

•	Level 2 (L2): inputs other than quoted market prices included within Level 1 that are observable either directly (prices) or indirectly (derived from prices) in the market;

•	Level 3 (L3): inputs that are not based on observable market data.

The methods adopted by the Company to determine fair value are illustrated below:

•	Austrian government bonds purchased by the Austrian subsidiary, quoted in regulated markets (Caption: assets held to maturity);

•	bonds issued by the subsidiaries in Ireland, Poland and Switzerland under, the Euro Medium Term Notes programme and listed in regulated markets (Caption: bonds outstanding);

•	bonds issued in connection with securitization transactions, placed with the public or with private investors, by different Group entities (Caption: bonds outstanding).
For listed bonds issued in connection with securitization transactions, reference to prices quoted by Bloomberg.
Financial assets and liabilities classified as (L2), whose fair value is determined by using inputs other than quoted market prices that are observable either directly (prices) or indirectly (derived from prices) in the market, refer to:

•	OTC trading derivatives to hedge securitization transactions;

•	OTC derivatives entered into to hedge Group companies’ receivables;

•	trade receivable portfolio (Caption: Receivables);

•	borrowings;

•	bonds issued in connection with securitization transactions, placed with the public or with private investors, by different Group entities.
Derivatives are measured by discounting their cash flows at the rates plotted on the yield curves provided by Bloomberg. Receivables and payables are measured in the same way.
Bonds outstanding reflect the prices published by Bloomberg. For unlisted bonds reference is made to quoted prices for comparable transactions.

In accordance with IFRS 13, to determine fair value, the FCA Bank Group considers default risk, which includes changes in the creditworthiness of the entity and its counterparties.

In particular:

•
a CVA (Credit Value Adjustment) is a negative amount that takes into account scenarios in which the counterparty fails before the company and the company has a positive exposure to the counterparty. Under these scenarios, the company incurs a loss equal to the replacement value of the derivative;

•
a DVA (Debt Value Adjustment) is a positive amount that takes into account scenarios in which the company fails before the counterparty and the company has a negative exposure to the counterparty. Under these scenarios, the company obtains a gain for an amount equal to the replacement cost of the derivative.

For listed bonds issued in connection with private securitization transactions, reference is provided by prime banks active in the market taking as reference equivalent transactions, or made to the nominal value of the bonds or the fair value attributed by the banking counterparty that subscribed to them.
The Group uses measurement methods (mark to model) in line with those generally accepted and used by the market. Valuation models are based on the discount of future cash flows and the estimation of volatility; they are reviewed both when they are developed and from time to time, to ensure that they are fully consistent with the objectives of the valuation.

These methods use inputs based on prices prevailing in recent transactions on the instrument being measured and/or prices/quotations of instruments with similar characteristics in terms of risk profile.

A.4.5 FAIR VALUE HIERARCHY

A.4.5.1 Assets and liabilities measure at fair value on a recurring basis: breakdown by fair value levels

Financial assets/Liabilities measures at fair value	31/12/2017			31/12/2016
	L1	L2	L3	L1	L2	L3
1. Financial assets held for trading	-	100	-	-	2,339	-
2. Financial assets at fair value through P&L	-	-	-	-	-	-
3. Available for sale financial assets	-	-	-	-	-	12
4. Hedging derivatives assets	-	-	-	-	95,131	-
5. Property, plant and equipment	-	-	-	-	-	-
6. Intangible assets	-	-	-	-	-	-
Total	-	100	-	-	97,470	12
1. Financial liabilities held for trading	-	5,603	-	-	6,996	-
2. Financial liabilities at fair value through P&L	-	-	-	-	-	-
3. Hedging derivative liabilities	-	43,309	-	-	68,936	-
Total	-	48,912	-	-	75,932	-

L1 = Level 1
L2 = Level 2
L3 = Level 3

A.4.5.4 Assets and liabilities not measured at fair value or measured at fair value on a non-recurring basis: distributions for levels of fair value

Assets/Liabilities not measured at fair value or measured at fair value on a non recurring - basis	31/12/2017				31/12/2016
	VB	L1	L2	L3	BV	L1	L2	L3
1. Held to maturity investments	9,594	10,498	-	-	9,563	10,458	-	-
2. Loans and receivables with banks	2,097,642	-	2,097,642	-	1,497,903	-	1,497,903	-
3. Loans and receivables with customers	21,253,799	-	21,258,923	-	18,555,896	-	18,535,611	-
4. Available for sale financial assets	-	-	-	-	-	-	-	-
5. Non current assets classified as held for sale	-	-	-	-	-	-	-	-
Total	23,361,036	10,498	23,356,566	-	20,063,362	10,458	10,583,064	-
1. Deposits from banks	8,555,557	-	8,822,429	-	8,021,610		8,300,518
2. Deposits from customers	1,483,490	-	1,519,172	-	701,695	-	710,833	-
3. Debt certificates including bonds	13,336,292	9,873,486	3,508,963	19,153	11,087,597	7,639,216	3,247,762	289,155
4. Liabilities included in disposal group classified as hfs	-	-	-	-	-	-	-	-
Total	23,375,339	9,873,486	13,850,564	19,153	19,810,902	7,639,216	12,259,113	289,155

BV= Balance sheet value
L1 = Level 1
L2 = Level 2
L3 = Level 3

A.5 – Information regarding “day one profit/loss”
IFRS 7, Paragraph 28 regulates the particular case in which, in the event that the purchase of a financial instrument calculated at fair value but not listed in market the transaction cost, that generally represent the best estimate at fair value in an initial basis, diverges to the fair value determined with the evaluative technics adopted by the entity.
In this case an evaluative profit/loss is realized and an adequate informative note for class of financial instrument must be provided at the purchase place.
At 31 December 2017, in the Consolidated Financial Statement this case is not present.

PART B - INFORMATION ON THE CONSOLIDATED BALANCE SHEET
ASSETS
Section 1 – Cash and cash equivalents – Item 10
This item includes cheques, cash and cash equivalent items.

1.1 Cash and cash balances

	31/12/2017	31/12/2016
a) Cash	24	29
b) Demand deposits with Central banks	452	147
Total	476	176

Section 2 – Financial assets held for trading – Item 20

2.1 Financial assets held for trading: product breakdown

Item/Values	31/12/2017			31/12/2016
	L1	L2	L3	L1	L2	L3
A. Balance-sheet assets
1. Debt securities	-	-	-	-	-	-
1.1 Structured securities	-	-	-	-	-	-
1.2 Other	-	-	-	-	-	-
2. Equity instruments	-	-	-	-	-	-
3. Units in investment funds	-	-	-	-	-	-
4. Loans	-	-	-	-	-	-
4.1 Repos	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
Total (A)	-	-	-	-	-	-
B. Derivative instruments
1. Financial derivatives:	-	100	-	-	2,339	-
1.1 Trading	-	100	-	-	2,339	-
1.2 Related to fair value option assets / liabilities	-	-	-	-	-	-
1.3 Other	-	-	-	-	-	-
2. Credit derivatives:	-	-	-	-	-	-
2.1 Trading	-	-	-	-	-	-
2.2 Related to fair value option assets / liabilities	-	-	-	-	-	-
2.3 Other	-	-	-	-	-	-
Total (B)	-	100	-	-	2,339	-
Total (A+B)	-	100	-	-	2,339	-

L1 = Level 1
L2 = Level 2
L3 = Level 3

This item includes the positive valuation of financial derivative instruments related to the securitization transactions, which were entered into by the banks involved in such transactions.

2.2 Financial instruments held for trading: breakdown by debtors/issuers

Items/Values	31/12/2017	31/12/2016
A. Financial assets (non-derivatives)
1. Debt securities	-	-
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
2. Equity instruments	-	-
a) Banks	-	-
b) Other issuers:	-	-
- Insurance companies	-	-
- Financial companies	-	-
- Non-financial companies	-	-
- Other	-	-
3. Units investment funds	-	-
4. Loans	-	-
a) Governments and Central Banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total A	-	-
B. Derivative instruments
a) Banks	100	2,339
- Fair value	100	2,339
b) Customers	-	-
- Fair value	-	-
Total B	100	2,339
Total (A+B)	100	2,339

Derivatives instruments are entered into with top banking institution counterparties and are represented by non-listed Interest Rate Swaps (Over the Counter).

Section 3 – Financial assets measured at fair value – Item 30
The Group doesn’t hold financial assets designated at fair value through profit and loss.
Section 4 – Financial assets available-for-sale – Item 40
The caption includes the net amount of equity instruments underwritten in 2009 by FCA Bank S.p.A., for a total of euro 639 thousand, in connection with the restructuring of a dealer’s payables. This amount was written off in 2009.

4.1 Available-for-sale financial instruments: product breakdown

Items/Values	31/12/2017			31/12/2016
	L1	L2	L3	L1	L2	L3
1. Debt securities	-	-	-	-	-	-
1.1 Structured securities	-	-	-	-	-	-
1.2 Other	-	-	-	-	-	-
2. Equity instruments	-	-	-	-	-	12
2.1 Designated at fair value	-	-	-	-	-	12
2.2 Recognized at cost	-	-	-	-	-	-
3. Units investment funds	-	-	-	-	-	-
4. Loans	-	-	-	-	-	-
Total	-	-	-	-	-	12

L1 = Level 1
L2 = Level 2
L3 = Level 3

4.2 Financial assets available-for-sale: composition by debtor/issuer

Items/Values	31/12/2017	31/12/2016
1. Debt securities	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other issuers	-	-
2. Equity securities	-	12
a) Banks	-	12
b) Other issuers:	-	-
- insurance undertakings	-	-
- financial companies	-	-
- non-financial corporations	-	-
- other	-	-
3. Units of collective investment undertakings	-	-
4. Loans	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total	-	12

Section 5 – Financial assets held to maturity – Item 50

5.1 Held-to-maturity investments: product breakdown

	Total				Total
	31/12/2017				31/12/2016
	BV	FAIR VALUE			BV	FAIR VALUE
		L1	L2	L3		L1	L2	L3
1. Debts securities	9,594	10,498	-	-	9,563	10,458	-	-
- structured	-	-	-	-	-	-	-	-
- other	9,594	10,498	-	-	9,563	10,458	-	-
2. Loans	-	-	-	-	-	-	-	-

BV = Balance sheet value

5.2 Held-to-maturity investments: breakdown by issuer/borrower

Type of transaction / Values	31/12/2017	31/12/2016
1. Debt securities	9,594	9,563
a) Governments and central banks	9,594	9,563
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
2. Loans	-	-
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
Total	9,594	9,563
Total FV	10,498	10,458

This item mainly includes a bond issued by the Austrian government and held by FCA Bank GmbH (Austria) and FCA Bank Polska S.A.; these are mandatory deposits required by the local Central Bank.

Section 6 – Loans to banks – Item 60

6.1 Loans and receivables with banks: product breakdown

Type of transaction / Values	Total		31/12/2017		Total		31/12/2016
	BV	FV			BV	FV
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
A. Loans to Central Banks	90,593	-	90,593	-	66,161	-	66,161	-
1. Time deposits	32,705	X	X	X	22,845	X	X	X
2. Compulsory reserves	7,900	X	X	X	1,328	X	X	X
3. Repos	-	X	X	X	-	X	X	X
4. Other	49,988	X	X	X	41,988	X	X	X
B. Loans to banks	2,007,049	-	2,007,049	-	1,431,742	-	1,431,742	-
1. Loans	2,007,049	-	2,007,049	-	1,431,742	-	1,431,742	-
1.1 Current accounts and demand deposits	1,260,600	X	X	X	1,218,424	X	X	X
1.2 Time deposits	55,386	X	X	X	64,244	X	X	X
1.3 Other loans:	691,063	X	X	X	149,074	X	X	X
- Repos	690,851	X	X	X	138,412	X	X	X
- Finance leases	-	X	X	X	-	X	X	X
- Other	212	X	X	X	10,662	X	X	X
2. Debts securities	-	-	-	-	-	-	-	-
2.1 Structured	-	X	X	X	-	X	X	X
2.2 Other	-	X	X	X	-	X	X	X
Total	2,097,642	-	2,097,642	-	1,497,903	-	1,497,903	-

Legend:
BV = Balance sheet value

Bank deposits and current accounts include funds available on current accounts or deposited by SPVs totaling €656 million (€757 million at 31 December 2016). Liquidity is restricted as per each relevant securitization contract. A breakdown by SPV is provided below:

SPV	31/12/2017	31/12/2016

A-Best Nine S.r.l.	29,677	34,382
A-Best Ten S.r.l.	34,135	40,049
A-Best Eleven S.r.l.	33,306	60,734
A-Best Twelve S.r.l.	84,413	85,128
A-Best Thirteen S.r.l.	38,330	14,266
A-Best Fourteen S.r.l.	105,270	127,146
A-Best Fifteen S.r.l.	87,381	-
Nixes Five Ltd	-	47,242
Nixes Six Plc	-	76,575
Nixes Seven B.V.	31,857	-
Erasmus Finance Ltd	227,983	252,505
Fast 3 S.r.l.	22,255	18,743
TOTALE	694,607	756,770

In December 2017 two new securitizations started, Nixes Seven B.V. and A-Best Fifteen S.r.l..
The Liquidity Reserve is designed to meet any cash shortfalls for the payment of interest on senior securities and certain specific expenses.
The funds held in current accounts or as bank deposits are used for:

•	acquisition of new portfolio of receivables/loans;

•	repayment of notes;

•	payment of interest on “senior” notes;

•	SPE operating costs.

Bank deposits and current accounts also include short-term deposits held temporarily with banks and year-end current account balances resulting from ordinary operating activities.

Section 7 – Loans to customers – Item 70

7.1 Loans and receivables with customers: product breakdown

Type of Transaction/Value	Total 31/12/2017						Total 31/12/2016
	Book Value			Fair Value			Book Value			Fair Value
	Performing	Impaired		L1	L2	L3	Performing	Impaired		L1	L2	L3
		Purchased	Other					Purchased	Other
Loans	21,084,522	-	169,277	-	21,258,923	-	18,400,829	-	155,067	-	18,595,611	-
1. Current accounts	54,714	-	670	X	X	X	41,756	-	581	X	X	X
2. Repos	207,577	-	-	X	X	X	-	-	-	X	X	X
3. Mortgages	-	-	-	X	X	X	-	-	-	X	X	X
4. Credit cards and personal loans, incl. wage assignment loans	428,270	-	514	X	X	X	364,400	-	425	X	X	X
5. Financial leasing	3,579,368	-	14,114	X	X	X	2,974,098	-	18,312	X	X	X
6. Factoring	5,867,304	-	119,957	X	X	X	5,047,640	-	102,149	X	X	X
7. Other loans	10,947,289	-	34,022	X	X	X	9,972,935	-	33,600	X	X	X
Debts securities	-	-	-	-	-	-	-	-	-	-	-	-
8. Structured	-	-	-	X	X	X	-	-	-	X	X	X
9. Other	-	-	-	X	X	X	-	-	-	X	X	X
Total	21,084,522	-	169,277	-	21,258,923	-	18,400,829	-	155,067	-	18,595,611	-

Legend: L1 = Level 1
L2 = Level 2
L3 = Level 3

Factoring
This item includes:

•
receivables arising from sales to the dealer network for €17.3 million factored on a non-recourse basis by the FCA Group; however, since this amount was in excess of the lines of credit available, the associated risk was not transferred to the factors;

•
receivables arising from sales to the dealer network for €5,969.9 million, factored on a non-recourse basis by the commercial partners to companies of FCA Bank Group; of which, assets of SPE Fast 3 for €1,208.6 million and Erasmus for €1,310.8 million consolidated in accordance with IFRS 10; FCA Bank Germany GmbH (Germany), FCA Capital France S.A. (France) and FCA Capital Espana EFC S.A. (Spain) are the originators of Erasmus securitization transaction, FCA Bank S.p.A. is the originator of Fast 3.

Other loans
This item includes credit financing mainly concerned with fixed instalment car loans and personal loans.
The receivables comprise the amount of transaction costs/fees calculated in relation to the individual loans by including the following:

•	grants received in relation to promotional campaigns;

•	fees received from customers;

•	incentives and bonuses paid to the dealer network;

•	commissions on the sale of ancillary products.

Receivables include €7.7 billion relating to SPEs for the securitization of receivables, as reported in accordance with IFRS 10.

This item includes loans granted to the FCA Group dealer network to fund network development, commercial requirements in handling used vehicles and to meet specific short/medium term borrowing requirements.
The item includes as well the loans to legal entity of retail business classified in this item in accordance with the definition of Bank of Italy of consumer credit.

7.2 Loans and receivables with customers: breakdown by issuer / borrower

Type of transaction / Values	31/12/2017			31/12/2016
	Bonis	Impaired		Bonis	Impaired
		Purchased	Other		Purchased	Other
1. Debt securities issued by	-	-	-	-	-	-
a) Governments	-	-	-	-	-	-
b) Other public-sector Entities	-	-	-	-	-	-
c) Other issuers	-	-	-	-	-	-
- non-financial companies	-	-	-	-	-	-
- financial companies	-	-	-	-	-	-
- insurance companies	-	-	-	-	-	-
- other	-	-	-	-	-	-
2. Loans to:	21,084,521	-	169,278	18,400,829	-	155,067
a) Governments	-	-	-	1	-	-
b) Other public-sector Entities	908	-	-	2,938	-	-
c) Other entities	21,083,613	-	169,278	18,397,890	-	155,067
- non-financial companies	9,340,028	-	142,037	7,613,327	-	115,588
- financial companies	59,652	-	10	42,794	-	552
- insurance companies	89	-	-	33	-	-
- other	11,683,844	-	27,231	10,741,736	-	38,927
Total	21,084,521	-	169,278	18,400,829	-	155,067

7.4 Financial Leasing

Maturity Range	31/12/2017						31/12/2016
	Non perfor ming assets	MINIMUM PAYMENTS			GROSS INVESTMENTS		Non performing assets	MINIMUM PAYMENTS			GROSS INVESTMENTS
		Principal		Interest		of which unsecured residual amount		Principal		Interest		of which unsecured residual amount
			of which secured						of which secured
- on demand	5,268	7,886	165	5	8,100	100	2,347	15,469	-	-	17,816	-
- up to 3 months	591	102,805	202	5,310	218,966	404	6,812	173,555	-	20,576	180,367	-
- between 3 months and 1 year	1,483	333,092	100	27,851	624,101	1,612	1,434	558,931	-	57,719	560,366	-
- between 1 year and 3 years	6,096	1,691,293	1,466	108,413	2,656,256	8,083	7,134	2,189,167	-	151,005	2,196,300	-
- over 5 years	378	11,529	-	1,202	12,729	-	585	36,975	-	2,417	37,560	-
- unspecified maturity	298	-	-	-	-	-	-	-	-	-	-	-
Total	14,114	2,146,605	1,933	142,781	3,520,152	10,199	18,312	2,974,098	-	231,717	2,992,409	-

Section 8 – Hedging derivatives – Item 80

8.1 Hedging derivatives: breakdown by hedging type and fair value hierarchy

	FV	31/12/2017		NV	FV	31/12/2016		NV
	L1	L2	L3	31/12/2017	L1	L2	L3	31/12/2016
A) Financial derivatives
1) Fair value	-	66,394	-	10,523,773	-	94,657	-	7,204,634
2) Cash flows	-	725	-	275,220	-	474	-	171,955
3) Net investment in foreign subsidiaries	-	-	-	-	-	-	-	-
B) Credit derivatives
1) Fair value	-	-	-	-	-	-	-	-
2) Cash flows	-	-	-	-	-	-	-	-
Total	-	67,119	-	10,798,993	-	95,131	-	7,376,589

L1 = Level 1
L2 = Level 2
L3 = Level 3
NV= Notional value

This item reflects the fair value of the derivative contracts entered into to hedge interest rate and exchange rate risks. The amounts include any interest accrued at year-end.

The notional amount of the cash flow hedge refers to the derivatives used to hedge the exposure to interest rate risk on long-term rental activities, whose fair value at year-end was €0.7 million.

8.2 Hedging derivatives: breakdown by hedged assets and risk

Transaction / Type of hedging	Fair value hedges						Cash-flow hedges		Net Investments on foreign subsidiaries
	Micro					Macro	Micro	Macro
	Interest rate risk	Currency risk	Credit risk	Price risk	Multiple risk
1. Available-for-sale financial instruments	-	-	-	-	-	x	-	x	x
2. Loans and receivables	-	-	-	x	-	x	-	x	x
3. Held-to-maturity investments	x	-	-	x	-	x	-	x	x
4. Portfolio	x	x	x	x	x	12,278	x	-	x
5. Others	-	-	-	-	-	x	-	x	-
Total assets	-	-	-	-	-	12,278	-	-	-
1. Financial liabilities	53,218	898	-	x	-	x	-	x	x
2. Portfolio	x	x	x	x	x	-	x	-	x
Total liabilities	53,218	898	-	-	-	-	-	-	-
1. Highly probable transactions	x	x	x	x	x	x	-	x	x
2. Financial assets and liabilities portfolio	x	x	x	x	x	-	x	725	-

The generic column shows the amount of derivative instruments used to hedge the loans and receivables. Such instruments have been accounted for as fair value hedges (macro hedge). The cash flow hedges refer to derivative instruments hedging interest rate risk. Such instruments, which are used for long-term rental activities, are accounted for as cash flow hedges.

Section 9 – Value adjustment of financial assets subject to macro-hedge – Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

Value adjustment of financial assets subject to macro-hedge/Values	31/12/2017	31/12/2016
1. Positive fair value changes	24,896	39,742
1.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available for sale financial instruments	-	-
1.2 overall	24,896	39,742
2. Negative fair value changes	(19,772)	-
2.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available for sale financial instruments	-	-
2.2 overall	(19,772)	-
Total	5,124	39,742

This item includes the changes in fair value of the receivables underlying the hedging instruments accounted for as fair value hedges (macro hedge).

9.2 Notional amount of assets hedged under macro-hedge relationship: breakdown

Hedged Assets	31/12/2017	31/12/2016
1. Loans and receivables	10,735,432	12,826,175
2. Available-for-sale financial assets	-	-
3. Portfolio	-	-
Total	10,735,432	12,826,175

Section 10 – Equity Investments – Item 100

10.1 Equity investments: information on shareholders’ equity
Name	Headquarters	Ownership relationship
		Held by	Holding %

1 CODEFIS S.C.P.A.	Turin, Italy	FCA Bank	30%
2 CAR CITY CLUB S.R.L. IN LIQUIDAZIONE	Turin, Italy	Leasys	33%
3 FCA SECURITY S.C.P.A.	Turin, Italy	FCA Bank	0.21%
4 FCA SECURITY S.C.P.A.	Turin, Italy	Leasys	0.10%
5 OSEO S.A.	Paris, France	FCA Capital France	0.003%

Effective August, 1st 2017 ORIONE S.c.p.A. merged through incorporation into SIRIO S.c.p.A. At the same date, SIRIO S.c.p.A. changed its name to FCA SECURITY S.c.p.A. with a capital increase from euro 120.000 to euro 152.520.
Effective January, 31st 2017 Car City Club S.r.l. started a voluntary liquidation. As a consequence, the investment held by Leasys S.p.A. has been entirely impaired.

Section 11 – Insurance reserves attributable to reinsurers – Item 110

11.1 Reinsured portion of technical reserves: breakdown

	31/12/2017	31/12/2016
A. Non-life business	6,588	8,268
A1. Provision for unearned premiums	5,024	5,857
A2. Provision for outstanding claims	1,564	1,832
A3. Other insurance provisions	-	579
B. Life business	4,733	7,236
B1. Mathematical provisions	3,328	4,788
B2. Provision for outstanding claims	1,405	1,803
B3. Other insurance provisions	-	645
C. Provision for policies where the investment risk is borne by the policyholders	-	-
C1. Provision for policies where the performance is connected to investment funds and market indices	-	-
C2. Provision for pension funds	-	-
D. Total amounts ceded to reinsurers from insurance reserves	11,321	15,504

Section 12 – Property, plant and equipment – Item 120

12.1 Property, plant and equipment used in the business: breakdown of assets carried at cost

Activities/Values	Total	Total
	31/12/2017	31/12/2016
1.1 Owned assets	1,958,781	1,483,910
a) lands	-	-
b) buildings	-	-
c) office furniture and fitting	5,435	4,812
d) electronic system	293	230
e) other	1,953,053	1,478,868
1.2 Leased assets	649	6,984
a) lands	-	-
b) buildings	-	-
c) office furniture and fitting	-	4,316
d) electronic system	-	-
e) other	649	2,668
Total	1,959,430	1,490,894

12.5 Tangible assets used in the business: annual changes

Activities/Values	Land	Buildings	Furniture	Electronic systems	Other	Total
A. Gross opening balance	-	-	33,004	802	2,039,455	2,073,261
A.1 Total net reduction value	-	-	(23,876)	(572)	(557,919)	(582,367)
A.2 Net opening balance	-	-	9,128	230	1,481,536	1,490,894
B. Increase	-	-	6,073	243	1,067,673	1,073,989
B.1 Purchase	-	-	5,505	74	1,005,388	1,010,967
B.2 Capitalized expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Posit. changes in fair value allocated to:	-	-	-	-	-	-
- a) net equity	-	-	-	-	-	-
- b) profit & loss	-	-	-	-	-	-
B.5 exchange difference (+)	-	-	3	-	31	34
B.6 Transfer from investment properties	-	-	-	-	-	-
B.7 Other adjustment	-	-	565	169	62,254	62,988
C. Decreases	-	-	9,766	180	595,507	605,453
C.1 Sales	-	-	353	-	246,993	247,346
C.2 Amortization	-	-	1,096	175	308,265	309,536
C.3 Impairment losses allocated to:	-	-	33	-	-	33
- a) net equity	-	-	-	-	-	-
- b) profit & loss	-	-	33	-	-	33
C.4 Negat. changes in fair value allocated to:	-	-	-	-	-	-
- a) net equity	-	-	-	-	-	-
- b) profit & loss	-	-	-	-	-	-
C.5 exchange difference (-)	-	-	29	4	4,660	4,693
C.6 Transfers to:	-	-	-	-	-	-
- a) held-for-sales investments	-	-	-	-	-	-
- b) assets classified as held-for-sales	-	-	-	-	-	-
C.7 Other adjustment	-	-	8,255	1	35,589	43,845
D. Net closing balance	-	-	5,435	293	1,953,702	1,959,430
D.1 Total net write-down	-	-	(38,165)	(637)	(622,160)	(660,962)
D.2 Final gross balance	-	-	43,600	930	2,575,862	2,620,392
E. Carried at cost	-	-	-	-	-	-

Total amortization equal to euro 309 million is mainly due to tangible assets in relation to Operating lease (euro 307 million as represented in the table below).

12.5.1 Tangible assets: annual changes - Operating Lease

	Total
	Land	Building	Furniture	Electronic equipment	Others
A. Opening balance	-	-	-	-	1,461,194
B. Increases	-	-	-	-	1,022,371
B.1 Purchases	-	-	-	-	1,003,442
B.2 Capitalized expenditure on improvements	-	-	-	-	-
B.3 Increases in fair value	-	-	-	-	-
B.4 Write backs	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-
B.6 Transfer from properties used in the business	-	-	-	-	-
B.7 Other changes	-	-	-	-	18,929
C. Reductions	-	-	-	-	558,541
C.1 Disposals	-	-	-	-	246,993
C.2 Depreciation	-	-	-	-	306,941
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Impairment losses	-	-	-	-	-
C.5 Negative exchange difference	-	-	-	-	4,607
C.6 Transfers to	-	-	-	-	-
a) properties used in the business	-	-	-	-	-
b) non-current assets classified ad held for sale	-	-	-	-	-
C.7 Other changes	-	-	-	-	-
D. Closing balance	-	-	-	-	1,925,024
E. Measured at fair value	-	-	-	-	-

12.5.2 Property held for investment: composition of assets recognized at cost

Item	Total	Total
	31/12/2017	31/12/2016
Unopted assets	1,413	436
Assets returned after termination	4,310	4,727
Other assets	21,620	18,153
1) Total: Financial lease	27,343	23,316
Assets provided under operating leases	1,925,024	1,230,187
2) Total: Operating lease	1,925,024	1,230,187
Total	1,952,367	1,253,503

Section 13 – Intangible assets – Item 130

13.1 Intangible assets: breakdown - Item 130

Activities/Values	31/12/2017		31/12/2016
	Definite life	Indefinite life	Definite life	Indefinite life
A.1 Goodwill	x	181,824	x	181,824
A.1.1 Attributable to the group	x	181,824	x	181,824
A.1.2 Attributable to minorities	x	-	x	-
A.2 Other intangible assets	55,199	-	44,197	-
A.2.1 Assets valued at cost:	55,199	-	44,197	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	55,199	-	44,197	-
A.2.2 Assets valued at fair value:	-	-	-	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	55,199	181,824	44,197	181,824

The item “Goodwill” includes €78.4 million relating to the Italian subsidiary Leasys S.p.A. and €101.9 million arising on the reorganization of the FCA BANK Group which occurred in 2006 and 2007. In particular:

•
€50.1 million related to the recognition - by the subsidiary Fidis Servizi Finanziari S.p.A., which merged into the Holding FCA Bank on March 1st, 2008 - of goodwill arising on the transfer of the “Network finance and other financing” business and the acquisition of the “Holding Division” from Fidis S.p.A.;

•	€36.8 million related to the acquisition of certain European companies engaged in dealer financing;

•	€15 million related to the acquisition of the Fidis Servizi Finanziari S.p.A. Group, which was eventually merged into the parent Company.

On 7 November, 2016 FCA Bank S.p.A. acquired a majority stake in Ferrari Financial Services GmbH (“FFS GmbH”) for a total purchase price of €18.6 million upon consummation of the share purchase agreement entered into by the parties during 2016. As a result of the first consolidation of the company a Goodwill equal to €1.5 million arose.

The item “Other intangible assets” mainly refers to:

•	licenses and software of the subsidiary Leasys S.p.A. for €15.7 million and of the parent company, FCA Bank, for €15.1 million;

•	royalties for €1.4 million.

Impairment test of goodwill
According to IAS 36 – Impairment of Assets, goodwill must be tested for impairment every year to determine its recoverable amount. Therefore, on every reporting date the Group tests goodwill for impairment, estimating the relevant recoverable amount and comparing it with its carrying amount to determine whether the asset is impaired.

Definition of CGUs
To test goodwill for impairment – considering that goodwill generates cash flows only in combination with other assets – it is necessary first of all to attribute it to an organizational unit that enjoys relative operational autonomy and is capable of generating cash flows. Such cash flows must be independent of other areas of activity but interdependent within the organizational unit, which is aptly defined as cash generating unit (CGU).
IAS 36 suggests that it is necessary to correlate the level at which goodwill is tested with the level of internal reporting at which management monitors the entity’s operations. The definition of this level depends solely on the organizational models and the attribution of management responsibilities over the direction of the operational activity and the relevant monitoring.
For FCA Bank Group, the CGU relevant for goodwill allocation are identified in Dealer Financing business unit and Leasys S.p.A. business.

The CGU’s carrying amount
The carrying amount of a CGU must be determined consistently with the criteria guiding the estimation of its recoverable amount.
From the standpoint of a banking firm, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these result the firm’s core business. Following this approach (i.e. “equity valuation”), the carrying amount of the CGU can be determined in terms of free cash flow to consolidated equity, including non-controlling interests.

Criteria to estimate the value in use of a CGU
The value in use of the CGUs was determined by discounting to present value their expected cash flows over a five-year forecast period. The cash flow of the fifth year was assumed to grow in perpetuity (at a rate indicated with the notation “g”, to determine terminal value. The growth rate “g” was set on the basis of a consistent medium-term rate of inflation in the euro zone).

From the standpoint of a banking/financial company, the cash flows generated by a CGU cannot be identified without considering the cash flows of financial assets/liabilities, given that these arise from the company’s core business. In other words, the recoverable amount of the CGUs is affected by the above cash flows and, as such, must include also financial assets/liabilities. Accordingly, these assets and liabilities must be allocated to the CGU of reference.
In light of the above, it would be rather fair to say that the cash flows of the individual CGUs are equivalent to the earnings generated by the individual CGUs. Accordingly, it was assumed that the free cash flow (FCF) corresponds to the Net Profit of a CGU under valuation.

Determining the discount rate to calculate the present value of cash flows
In determining value in use, cash flows were discounted to present value at a rate that reflects current considerations on market trends, the time value of money and the risks specific to the business.
The discount rate used – given that it was a financial firm – was estimated solely in terms of equity valuation, that is considering only the cost of capital (Ke), in keeping with the criteria to determine cash flows that, as already shown, include also the inflows and outflows associated with financial assets and liabilities.

The cost of capital was then calculated by using the Capital Asset Pricing Model (CAPM). Based on this model, cost of capital is calculated as the sum of a risk-free return and a risk premium, which in turn, depends on the risk specific to the business (such risk reflecting both industry risk and country risk).

Results of the impairment test
Goodwill was tested for impairment on the reporting date, without any impairment loss.
In particular, for the Dealer Financing line the test was performed by adopting the definition of CGU described above.
The underlying assumptions to calculate the recoverable amounts of the CGUs reflect past experience and earnings forecasts approved by the competent corporate bodies and officers and are consistent with external sources of information, particularly:

•	the discount rate of 7.94% was calculated as cost of capital, considering a risk-free interest rate of 0.38%, a risk premium for the company of 6.44% and a beta of 1,18;

•	the estimated growth rate was 1.6%.
A sensitivity analysis was performed by simulating a change in significant parameters such as an increase in the discount rate up to 1% or a decrease in the growth rate “g”. After such analysis the recoverable amount is confirmed to be higher than carrying amount over than 15%.

13.2 Intangible assets: annual changes

	Goodwill	Other intangible assets: generated internally		Other intangible assets:		Total
		Definite	Indefinite	Definite	Indefinite
A. Gross opening balance	227,822	-	-	207,774	-	435,596
A.1 Total net reduction in value	(45,998)	-	-	(163,578)	-	(209,576)
A.2 Net opening balance	181,824	-	-	44,197	-	226,021
B. Increases	-	-	-	20,188	-	20,188
B.1 Purchases	-	-	-	18,674	-	18,674
B.2 Increases in intangible assets generated internally	-	-	-	1,480	-	1,480
B.3 Write-backs	x	-	-	-	-	-
B.4 Increases in fair value:	-	-	-	-	-	-
- net equity	x	-	-	-	-	-
- profit & loss	x	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	34	-	34
B.6 Other changes	-	-	-	-	-	-
C. Reductions	-	-	-	9,186	-	9,186
C.1 Disposals	-	-	-	-	-	-
C.2 Write-downs	-	-	-	9,143	-	9,143
- Amortization	x	-	-	9,143	-	9,143
- Write-downs	-	-	-	-	-	-
+ in equity	x	-	-	-	-	-
+ profit & loss	-	-	-	-	-	-
C.3 Reduction in fair value	-	-	-	-	-	-
- in equity	x	-	-	-	-	-
- through profit or loss	x	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	43	-	43
C.6 Other changes	-	-	-	-	-	-
D. Net closing balance	181,824	-	-	55,199	-	237,023
D.1 Total net reduction in value	(45,998)	-	-	(186,731)	-	(232,729)
E. Closing balance	227,822	-	-	241,930	-	469,752
F. Carried at cost	181,824	-	-	55,199	-	237,023

Section 14 – Tax Assets and Tax Liabilities – Assets Item 140 and Liabilities Item 80

14.1 Deferred tax assets: breakdown

	31/12/2017	31/12/2016
- Balancing to the P&L	156,364	157,525
- Balancing to the Net equity	2,620	4,305
Total	158,984	161,830

14.2 Deferred tax liabilities: breakdown

	31/12/2017	31/12/2016
- Balancing to the profit and loss	111,099	92,454
- Balancing to the net equity	-	-
Total	111,099	92,454

14.3 Deferred tax assets: annual changes (balancing P&L)

	31/12/2017	31/12/2016
1. Opening balance	157,525	164,271
2. Increases	28,722	24,294
2.1 Deferred tax assets of the year	26,460	17,694
a) relating to previous years	925	3,990
b) due to change in accounting policies	-	-
c) write-backs	831	1,022
d) other (creation of temporary differences, use of TLCF)	24,704	12,682
2.2 New taxes or increases in tax rates	1,330	215
2.3 Other increases	932	6,385
3. Decreases	29,883	31,040
3.1 Deferred tax assets derecognized in the year	29,274	25,221
a) reversals of temporary differences	24,717	24,311
b) write-downs of non-recoverable items	3,116	620
c) change in accounting policies	-	-
d) other	1,441	290
3.2 Reduction in tax rates	68	2,580
3.3 Other decreases	541	3,239
a) conversion into tax credit under L. 214/2011	-	-
b) others	541	3,239
4. Final amount	156,364	157,525

14.4 Deferred tax liabilities: annual changes (balancing P&L)

	31/12/2017	31/12/2016
1. Opening balance	92,454	63,155
2. Increases	36,951	34,338
2.1 Deferred tax liabilities of the year	33,036	27,071
a) relating to previous years	(114)	9
b) due to change in accounting policies	-	-
c) other	33,150	27,062
2.2 New taxes or increases in tax rates	3,886	266
2.3 Other increases	29	7,001
3. Decreases	18,306	5,039
3.1 Deferred tax liabilities derecognized in the year	18,143	4,748
a) reversals of temporary differences	4,895	4,298
b) due to change in accounting policies	-	-
c) other	13,248	450
3.2 Reductions in tax rates	60	275
3.3 Other decreases	103	16
4. Final amount	111,099	92,454

14.5 Deferred tax assets: annual changes ( balancing Net Equity)

	31/12/2017	31/12/2016
1. Opening balance	4,305	2,992
2. Increases	321	3,616
2.1 Deferred tax assets of the year	-	3,601
a) relating to previous years	-	529
b) due to change in accounting principles	-	-
c) other (creation of temporary differences)	-	3,072
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	321	15
3. Decreases	2,006	2,303
3.1 Deferred tax assets derecognized in the year	1,740	12
a) reversals of temporary differences	291	12
b) write-downs of non-recoverable items	-	-
c) due to change in accounting principles	-	-
d) other	1,449	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	266	2,291
4. Final amount	2,620	4,305

This item includes deferred tax assets recognized through equity as calculated on the cash flow hedge reserve relating to the future cash flows of hedging derivatives and the fiscal effect on the AOCI reserve.

Section 16 – Other Assets – Item 160

16.1 Other assets: breakdown

Breakdown	31/12/2017	31/12/2016
1. Due from employees	2,958	3,460
2. Receivables arising from sales and services	312,105	232,594
3. Sundry receivables	230,579	202,747
receivables arising from insurance services	20,081	23,544
receivables in the process of collection	43,612	1,388
security deposits	1,848	2,283
reinsurance assets	17,193	53,153
Other	147,845	122,379
4. Operating lease receivables	424,856	308,593
5. Consignment Stock	295,414	271,813
6. Accrued income	10,140	10,820
Total	1,276,052	1,030,027

The item “Receivables arising from sales and services” includes receivables from incentives and services.
The item “Receivables arising from insurance services” relates mainly to the Parent Company and the subsidiary Leasys S.p.A. and includes sums due from insurance companies for the payment of commissions.
The item “Receivables in the process of collection” refers to pending collection items, relating mainly to the Parent Company and the Italian subsidiary Leasys S.p.A..
“Reinsurance activities” relate to the Irish subsidiary.
“Receivables arising from operating leases” amount to €424 million and the value of the vehicles purchased by the leasing companies under buyback arrangements with the seller – thus not accounted for as non-current assets – for a total of €162 million.

The item “Goods on consignment” reflects the value of the vehicles owned by FCA Dealer Services UK Ltd. and FCA Capital Danmark. These vehicles are held by FCA dealers awaiting their sale.

LIABILITIES
Section 1 – Due to banks – Item 10

1.1 Deposits from banks: product breakdown

Type of transaction/Values	31/12/2017	31/12/2016
1. Deposits from central banks	1,791,788	1,798,223
2. Deposits from banks	6,763,768	6,223,387
2.1 Other current accounts and demand deposits	70,734	59,032
2.2 Time deposits	-	-
2.3 Loans	6,693,034	6,164,052
2.3.1 Repos	119,764	-
2.3.2 Other	6,573,270	6,164,052
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Other debt	-	303
Total	8,555,556	8,021,610
Fair value - level 1	-	-
Fair value - level 2	8,882,429	8,300,518
Fair value - level 3		-
Total Fair value	8,882,429	8,300,518

This item includes mainly borrowings from banks, of which €2,726 million from the Crédit Agricole Group at arm’s length.

1.2 Breakdown of item 10 "Deposits from banks": subordinated debts

	31/12/2017	31/12/2016
A. Deposits from banks	330,552	-
A.1 Subordinated debts	330,552	-
Total	330,552	-

1.4 Deposit from banks: liability items subjected to micro-hedging

	31/12/2017	31/12/2016
1. Liability items subject to micro-hedging of fair value	1,630,000	1,630,000
a) interest risk rate	1,630,000	1,630,000
b) currency risk	-	-
c) multiple risks	-	-
2. Liability items subject to micro-hedging of cash flows	-	-
a) Interest rate risk	-	-
b) currency risk	-	-
c) other	-	-
Total	1,630,000	1,630,000

Section 2 – Due to customers – Item 20

2.1 Deposits from customers. product breakdown

Type of transaction/Values	31/12/2017	31/12/2016
1. Current accounts and demand deposits	207,531	14,288
2. Time deposits including saving deposits with maturity	432,939	155,293
3. Loans	629,298	393,339
3.1 Repos	-	-
3.2 Other	629,298	393,339
4. Liabilities in respect of commitments to repurchase treasury shares	-	-
5. Others	213,722	138,775
Total	1,483,490	701,695
Fair value - level 1	-	-
Fair value - level 2	1,519,172	710,833
Fair value - level 3	-	-
Fair value	1,519,172	710,833

Other payables include:

•	security deposits by dealers for €27 million with the Parent Company and €652 million advances related to factoring.

•	Retail liabilities and security deposits made by private individuals in relation to finance leases.

Section 3 – Outstanding securities – Item 30

3.1 Debt securities in issue: product breakdown

Type of securities/Values		Total	31/12/2017			Total	31/12/2016
	Balance Sheet Value	Fair Value			Balance Sheet Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
A. Debts certificates including bonds
1. Bonds	13,335,664	9,873,486	3,508,335	19,153	11,086,966	7,639,216	3,247,131	289,155
1.1 structured	-	-	-	-	-	-	-	-
1.2 other	13,335,664	9,873,486	3,508,335	19,153	11,086,966	7,639,216	3,247,131	289,155
2. Other structured securities	628	-	628	-	631	-	631	-
2.1 structured	-	-	-	-	-	-	-	-
2.2 other	628	-	628	-	631	-	631	-
Total	13,336,292	9,873,486	3,508,963	19,153	11,087,597	7,639,216	3,247,762	289,155

The item “Other bonds” reflects: i) bonds issued by SPEs in connection with securitization transactions, for a nominal amount of €4,392 million; (ii) bonds issued by three subsidiaries - FCA Capital Ireland, FCA Capital Suisse and FCA Bank Polska – each for a nominal amount of €8,673 million, CHF 275 million and PLN 80 million, respectively.

3.3 Breakdown of item 30 Debt securities in issue subject to micro-hedging

	31/12/2017	31/12/2016
1. Securities subject to micro-hedging of fair value	8,175,000	7,706,708
a) interest rate risk	8,175,000	7,706,708

.

Section 4 – Financial liabilities held for trading – Item 40

4.1 Financial liabilities held for trading: product breakdown

Type of transaction/Values	31/12/2017					31/12/2016
	VN	FV			FV*	VN	FV			FV*
		L1	L2	L3			L1	L2	L3
A. Financial liabilities
1. Deposits from banks	-	-	-	-	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-	-	-	-	-
3. Debt securities	-	-	-	-	-	-	-	-	-	-
3.2 Bonds	-	-	-	-	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	x	-	-	-	-	x
3.1.2 Other bond	-	-	-	-	x	-	-	-	-	x
3.2 Other securities	-	-	-	-	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	x	-	-	-	-	x
3.2.2 Other	-	-	-	-	x	-	-	-	-	x
Total A	-	-	-	-	-	-	-	-	-	-
B. Derivative instruments
1. Financial derivatives	x	-	5,603	-	x	x	-	6,996	-	x
1.1 Trading	x	-	5,603	-	x	x	-	6,996	-	x
1.2 Related with fair value option	x	-	-	-	x	x	-	-	-	x
1.3 Other	x	-	-	-	x	x	-	-	-	x
2. Credits derivatives	x	-	-	-	x	x	-	-	-	x
2.1 Trading	x	-	-	-	x	x	-	-	-	x
2.2 Related with fair value option	x	-	-	-	x	x	-	-	-	x
2.3 Other	x	-	-	-	x	x	-	-	-	x
Total B	x	-	5,603	-	x	x	-	6,996	-	x
Total (A+B)	x	-	5,603	-	x	x	-	6,996	-	x

L1 = Level 1
L2 = Level 2
L3 = Level 3
VN = nominal value or notional
FV = fair value
FV* = fair value calculated excluding changes in value due to changes in the creditworthiness of the issuer since the issue date

This item reflects the negative change in the derivative financial instruments hedging the securitization transactions entered into with the same banks as those involved in such transactions.

Section 6 – Hedging derivatives – Item 60

6.1 Hedging derivatives: breakdown by hedging type and fair value

	Fair Value	31/12/2017		NV	Fair Value	31/12/2016		NV
	L1	L2	L3	31/12/2017	L1	L2	L3	31/12/2016
A. Financial derivatives	-	43,309	-	12,322,668	-	68,936	-	12,763,470
1) Fair value	-	40,583	-	11,306,091	-	63,387	-	11,438,442
2) Cash flows	-	2,726	-	1,016,577	-	5,549	-	1,325,028
3) Net investment in foreign subsidiaries	-	-	-	-	-	-	-	-
B. Credit derivatives	-	-	-	-	-	-	-	-
1) Fair value	-	-	-	-	-	-	-	-
2) Cash flows	-	-	-	-	-	-	-	-
Total	-	43,309	-	12,322,668	-	68,936	-	12,763,470

L1 = Level 1
L2 = Level 2
L3 = Level 3
NV = nominal value or notional

This item reflects the fair value of the derivative contracts entered into to hedge interest rate risks and includes interest accrued as at year-end.
Changes in value in these contracts, according to the fair value method, are reported through profit and loss, in item 70 “Gains (losses) on hedging activities” of the income statement.

6.2 Hedging derivatives: breakdown by hedged items and risk type

Operation/Hedging type	Fair Value						Cash flow		Net investments on foreign subsidiaries
	Micro-hedge					Macro-hedge	Micro-hedge	Macro-hedge
	Interest rate risk	Currency risk	Credit risk	Price risk	Multiple risks

1. Available for sale financial assets	-	-	-	-	-	x	-	x	x
2. Loans and receivables	-	-	-	x	-	x	-	x	x
3. Held to maturity investments	x	-	-	x	-	x	-	x	x
4. Portfolio	x	x	x	x	x	18.023	x	-	x
5. Others	-	-	-	-	-	x	-	x	-
Total assets	-	-	-	-	-	18.023	-	-	-
1. Financial liabilities	21.540	1.020	-	x	-	x	52	x	x
2. Portfolio	x	x	x	x	x	-	x	-	x
Total liabilities	21.540	1.020	-	-	-	-	52	-	-
1. Highly probable transactions	x	x	x	x	x	x	-	x	x
2. Financial assets and liabilities portfolio	x	x	x	x	x	-	-	2.674	-

The generic column shows the amount of derivative contracts hedging the retail receivable portfolio. Such contracts have been accounted for with the fair value hedge (macro hedge).
The cash flow hedges refer to derivative contracts hedging interest rate risk. Such contracts, which are used for long-term rental activities, are recognized in accordance with the cash flow hedge method.

Section 10 – Other Liabilities – Item 100

10.1 Other liabilities: breakdown

Breakdown	Total	Total
	31/12/2017	31/12/2016
1. Due to employee	5,566	6,358
2. Operating lease payables	323,133	344,486
3. Due to social security institutions	7,387	12,050
4. Sundry payables	535,262	414,311
- Payables for goods and services	132,434	140,754
- Due to insurance companies	42,107	41,475
- Due to customers	37,368	42,221
- Reinsurance activities	13,633	47,404
- Others	205,092	56,920
- Accrued expenses and deferred income	104,628	85,537
TOTAL	871,348	777,205

The item “Operating lease payables” mainly includes payables for the purchase of cars and for services rendered to the Group’s long-term-rental companies.

Line item “Payables for goods and services” includes:

•	the provision of administrative, tax and payment services at arm’s length by companies of the FCA Group;

•	incentives payable to the FCA Group’s dealer network;

•	charges payable to dealers and banks, mainly in connection with the Parent Company’s operations.

The item “Due to insurance companies” mainly relates to sums due by the parent company and the subsidiary Leasys.

Section 11 – Employee severance benefits – Item 110

11.1 Provision for employee severance pay: annual changes

	31/12/2017	31/12/2016
A. Opening balance	12,273	12,350
B. Increases	618	1,036
B.1 Provision of the year	-	31
B.2 Other increases	618	1,005
C. Reductions	944	1,113
C.1 Severance payments	588	1,003
C.2 Other decreases	356	110
D. Closing balance	11,947	12,273

This item reflects the residual obligation for severance indemnities, which was required until 31 December 2006 under Italian legislation to be paid to employees of Italian companies with more than 50 employees upon termination of employment. This severance can be paid in part to employees during their working lives, if certain conditions are met.

Post-employment benefits, as reported in the statement of financial position, represent the present value of this defined benefit obligation, as adjusted for actuarial gains and losses and for costs relating to labor services not previously recorded.

Provisions for defined benefit pension plans and the annual cost recorded in the income statement are determined by independent actuaries using the projected unit credit method.

Other information

Changes in defined benefit obligations (IAS 19, paragraph140 and 141)

Defined benefit obligation as of 01/01/2017	12,273
a. Service cost	-
b. Interest cost	-
c. Curtailment	-
d. Other costs	-
e. Employer's contribution	-
f. Interest income on plan assets	-
g.1 Return on plan assets greater/(less) than discount rate	(175)
g.2 Return on plan assets greater/(less) than demographic assumptions	2
g.3 Net actuarial (gain)/loss: others	275
h. Plan participants' contributions	(639)
i. Past service costs/(income) and curtailment (gains) and losses	-
l. Intercompany transactions	211
m. Other changes	-
Total defined benefit obligation as of 31/12/2017	11,947

Description of the main actuarial assumptions (IAS 19, paragraph 144)
In order to complete the required assessments it is necessary to adopt the appropriate demographic and economic assumptions referred to:

•	mortality rates

•	disability

•	employees leaving the company (resignation or layoff)

•	applications for anticipation

•	future employees career (hypothetical promotions to higher categories included)

•	purchasing power evolution

Particularly, based on the FCA Bank S.p.A., following assumptions have been adopted:

Main actuarial Assumptions	ITALY
TFR
Discount rates	1.37%
Estimated future salary increases rate (inflation included)	0.43%
Expected inflation	1.50%
Mortality rate	SI2016 (modified on the basis of historical data)
Yearly employees outflow average	6.42%

Section 12 – Provisions for risks and charges – Item 120

12.1 Provisions risk and charges: breakdown

Items	31/12/2017	31/12/2016
1. Provision to retirement payments and similar	45,280	46,188
2. Other provisions	142,510	167,755
2.1 Legal disputes	2,603	2,547
2.2 Staff expenses	18,776	20,314
2.3 Other	121,131	144,894
Total	187,790	213,943

12.2 Provisions for risks and charges: annual changes

Items	Total
	Pensions and post-retirement benefit obligations	Other provisions
A. Opening balance	46,188	167,755
B. Increases	6,036	21,991
B.1 Provision for the year	2,284	20,415
B.2 Changes due to the passage of time	687	30
B.3 Difference due to discount-rate changes	-	-
B.4 Other increases	3,065	1,546
C. Decreases	(6,944)	(47,236)
C.1 Use during the year	(1,545)	(33,921)
C.2 Difference due to discount-rate changes	-	-
C.3 Other decreases	(5,399)	(13,315)
D. Closing balance	45,280	142,510

12.3 PENSIONS AND OTHER POST–RETIREMENT DEFINED –BENEFIT OBLIGATIONS
Referring to provision for retirement benefits, the actuarial amounts of provisions for defined benefit pension plans, required according to IAS 19, are determined by independent actuaries using the projected unit credit method, as described in Part A – Accounting Policies.

This item includes provisions for pension plans set up by foreign subsidiaries for €40.7 million (mainly FCA Bank Deutschland GmbH for €27.1 million) and other post-employment benefits for €4.6 million.

The following table shows the main actuarial assumptions used for pension plans, distinguished by country (Italy and “Other countries”). The table also includes actuarial assumptions for the Italian post-employment benefits (“Trattamento di Fine rapporto – TFR”).

Main actuarial Assumptions	ITALY		OTHER COUNTRIES
	Other post-employment benefit plans	Other long-term employee benefits	Pension plans	Other post-employment benefit plans	Other long-term employee benefits
Discount rates	1.37%	1.37%	1.51%	2.65%	2.50%
Estimated future salary increases rate (inflation included)	0.43%	0.43%	2.20%	1.91%	2.13%
Expected inflation	1.50%	1.50%	1.92%	1.69%	2.50%
Mortality tables	SI2016 (modified on the basis of historical data)		MR/FR; BVG 2015/GT; RT 2005 G; TH/TF 2000-2002; AG Prognosetafel 2016; S2PA CMI_2014_[1.25%]	AVÖ 2008-P; EAE 2012; GUS 2015	AVÖ 2008-P; RT 2005 G; GUS 2015
Yearly employees outflow average	6.42%	6.42%	5.44%	4.98%	5.47%

Provision for retirement benefits and similar obligations

Changes in defined benefit obligations

Changes in defined benefit obligation	31/12/2017
Defined benefit obligation as of the prior period end date	79,696
a. Service cost	2,410
b. Interest cost	1,342
c. Curtailment	-
d. Other costs	9
e. Employer's contribution	-
f. Interest income on plan assets	-
g.1 Return on plan assets greater/(less) than discount rate	(1,700)
g.2 Return on plan assets greater/(less) than demographic assumptions	246
g.3 Net actuarial (gain)/loss: others	(1,584)
h. Plan participants' contributions	(2,477)
i. Past service costs/(income) and curtailment (gains) and losses	(290)
l. Intercompany transactions	656
m. Other changes	1,027
Total defined benefit obligation as of 31/12/2017	79,335

Changes to plan assets	31/12/2017
Fair value of plan assets as of the prior period end date	33,508
a. Interest income on plan assets	677
b. Employers contribution	1,857
c. Disbursements from plan assets	(1,203)
d. Return on plan assets greater/(less) than discount rate	301
e. Other changes	(1,086)
Total defined benefit obligation as of 31/12/2017	34,055

12.4 Provisions for risks and charges: breakdown

	Total	Total
	31/12/2017	31/12/2016
1. Provisions for retirement benefits and similar obligations	45,280	46,188
2. Other provisions for employees	18,776	20,898
3. Provisions for tax risks	4,227	5,431
4. Reserves for legal disputes	1,423	1,670
5. Provisions for risks and charges related to operating leases	45,482	45,541
6. Provisions for sundry risks	72,602	94,215
Total	187,790	213,943

Provision for risks and charges related to operating leases
This provision mainly consists of provisions for future maintenance and insurance costs for cars provided under operating lease contracts.
Provision for tax risks
This item refers to provisions in connection with tax ligation and related charges.

Provisions for sundry risks
This item reflects provisions of €42.4 million for risks related, in the UK market, to the remaining value of the vehicles purchased with PCP (Personal Contract Purchase) loans and the customers’ option to terminate voluntarily their contract, under local laws.

The balance of these provisions reflects the risks in various markets related to the residual value of the vehicles, the respect of local regulations (i.e. consumer protection and anti-trust) and, more generally, to business risks. €15,3 million of this provision are related to the parent company.

Section 13 – Insurance provisions – Item 130

13.1 Insurance provisions: breakdown

	Direct business	Indirect business	Total	Total
			31/12/2017	31/12/2016
A. Non-life business	7,320	-	7,320	10,288
A.1 Provision for unearned premiums	5,582	-	5,582	6,509
A.2 Provision for outstanding claims	1,738	-	1,738	2,215
A.3 Other provisions	-	-	-	1,564
B. Life business	5,259	-	5,259	9,238
B.1 Mathematical provisions	3,698	-	3,698	5,320
B.2 Provisions for amounts payable	1,561	-	1,561	2,721
B.3 Other insurance provisions	-	-	-	1,197
C. Insurance provisions when investments risk is borne by the insured party	-	-	-	-
C.1 Provision for policies where the performance is connected to investment funds and market indices	-	-	-	-
C.2 Provision for pension funds	-	-	-	-
D. Total insurance provisions	12,579	-	12,579	19,526

Section 15 Group Shareholders’ Equity - Items 140, 160, 170, 180, 190, 200 and 220

15.1 Issued capital and own shares: breakdown

	Total	Total
	31/12/2017	31/12/2016
A. Equity
A.1 Ordinary share	700,000	700,000
A.2 Savings shares	-	-
A.3 Preferred share	-	-
A.4 Other share	-	-
B. Treasury shares
B.1 Ordinary share	-	-
B.2 Savings shares	-	-
B.3 Preferred share	-	-
B.4 Other share	-	-

15.2 Capital Stock - number of shares: annual changes

Ordinary
A. Issued shares as at the beginning of the year	700,000
- fully paid	700,000
- not fully paid	-
A.1 Treasury shares (-)	-
A.2 Shares outstanding: opening balance	700,000
B. Increases	-
B.1 New issues	-
- against payment	-
- business combinations	-
- bonds converted	-
- warrants exercised	-
- other	-
- free	-
- to employees	-
- to Directors	-
- other	-
B.2 Sales of treasury shares	-
B.3 Other changes	-
C. Decreases	-
C.1 Cancellation	-
C.2 Purchase of treasury shares	-
C.3 Business transferred	-
C.4 Other changes	-
D. Shares outstanding: closing balance	700,000
D.1 Treasury Shares (+)	-
D.2 Shares outstanding as at the end of the year	700,000
- fully paid	700,000
- not fully paid	-

Share capital is fully paid in. It consists of 700,000,000 shares with a nominal value of €1 each and, at year-end 2016, was unchanged from the previous year.

15.4 Reserves from allocation of profit: other information

	Legal	Statutory	Retained earnings	Others	Total
Opening Balance	37,222	-	934,020	44,476	1,015,718
B. Increases	3,922	-	305,055	-	308,977
B.1 Allocation of profit	3,922	-	305,055	-	308,977
B.2 Other changes	-	-	-	-	-
C. Decreases	-	-	4,045	-	4,045
C.1 Uses	-	-	-	-	-
- loss coverage	-	-	-	-	-
- distribution	-	-	-	-	-
- capitalization	-	-	-	-	-
C.2 Other changes	-	-	4,045	-	-
D. Closing balance	41,144	-	1,243,120	44,476	1,328,740

Section 16 – Non controlling interests

Non-controlling interests is attributable to FCA Bank GmbH, Ferrari Financial Services GmbH and other minorities.

16. 1 Item 210 "Equity attributable to minority interests"

Name	31/12/2017	31/12/2016

Equity investments in consolidated companies with minority interests
1. FCA Bank GmbH	20,787	18,526
2. Ferrari Financial Services GmbH	22,504	19,960
Other equity investments	32	34
Total	43,323	38,520

16.2 Equity attributable to minority interests - Equity instruments: breakdown and annual changes

Name	31/12/2017	31/12/2016

1. Capital stock	3,389	3,389
2. Shares outstanding	-	-
3. Capital instruments	-	-
4. Share premium	2,877	2,877
5. Reserves	32,116	29,646
6. Revaluation reserves	(30)	26
7. Net income (loss) of the year	4,971	2,582
Total	43,323	38,520

Other information

1.	Issued guarantees and commitments

Portfolios	Amounts	Amounts
	31/12/2017	31/12/2016
1) Financial guarantees given to	1,710	-
a) Banks	1,710	-
b) Customers	-	-
2) Commercial guarantees given to	-	-
a) Banks	-	-
b) Customers	-	-
3) Irrevocable commitments to disburse funds	-	-
a) Banks	-	-
i) usage certain	-	-
ii) usage uncertain	-	-
b) Customers	-	-
i) usage certain	-	-
ii) usage uncertain	-	-
4) Commitments underlying credit derivatives: protection sales	-	-
6) Assets formed as collateral for third-party obligations	-	-
6) Other commitments	-	-
Total	1,710	-

Financial guarantees given to banks refer to the commitment of FCA Bank S.p.A. towards the Fondo Interbancario di Tutela dei Depositi (FITD) for the year 2018.

2. Assets used to guarantee own liabilities and commitments

Portfolios	Amounts	Amounts
	31/12/2017	31/12/2016
1. Financial instruments held for trading	-	-
2. Financial instruments designated at fair value	-	-
3. Financial instruments available for sale	-	-
4. Financial instruments held to maturity	-	-
5. Loans and receivables with banks	154,170	21,201
6. Loans and receivables with customers	6,665,964	5,065,677
7. Property, plant and equipment	-	-

Please note that under Item 6. "Loans to customers" represent the restricted activities arising from securitization transactions issued by the Company.
It is noted that, Senior notes - corresponding to €1,9 billion – originated by internal securitization not registered in assets have been entrusted as guarantee against the loans received from the European Central Bank, as a result of the acceptance at the refinancing programme TLTRO.

6. Assets subject to accounting offsetting or under master netting agreements and similar ones

Instrument type		Gross amounts of financial assets (a)	Financial liabilities offset in Balance Sheet (b)	Net Balance Sheet values of financial asset (c=a-b)	Related amounts not recognized in Balance Sheet		Net amounts	Net amounts
					Financial instruments (d)	Cash collateral received (e)	31/12/2017
							(f=c-d-e)	31/12/2016
1) Derivatives
2) Repos
3) Securities lending
4) Others		1,400,000	1,400,000	-	-	-	-	-
Total	31/12/2017	1,400,000	1,400,000	-	-	-	-	X
Total	31/12/2016	1,380,000	1,380,000	-	-	-	X	-

Netting refers to loans and deposits regulated under specific netting agreements which as such were presented net according to IAS 32.

PART C - INFORMATION ON THE CONSOLIDATED INCOME STATEMENT
Section 1 – Interest – Items 10 and 20

1.1 Interest income and similar revenue: breakdown

Voices/Technical forms	Debt securities	Loans	Other transactions	Total	Total
				2017	2016
1. Financial assets held for trading - Cash Instruments	-	-	-	-	-
2. Financial assets designated at fair value through profit or loss	-	-	-	-	-
3. Available for sale financial assets	-	-	-	-	-
4. Held to maturity investments	166	-	-	166	176
5. Loans and receivables with banks	-	33,803	24	33,827	27,830
6. Loans and receivables with customers	-	813,135	-	813,135	735,206
7. Hedging derivatives	x	x	6,476	6,476	-
8. Other assets	x	x	1,349	1,349	1,165
Total	166	846,938	7,849	854,953	764,377

1.2 Interests and similar income: differentials on hedging transactions

Items	2017	2016
A. Positive differentials on hedging transactions	42,026	-
B. Negative differentials on hedging transactions	(35,550)	-
C. Total (A-B)	6,476	-

At December 31, 2016 the differential relating to hedging transactions was a cost of euro 14.1 million.

1.3 Interest and similar income: other information

1.3.1 Interest income from financial assets denominated in currency

Items	2017	2016
Interest income from currency assets	170,242	183,508

1.3.2 Interest income from financial leases

Items	2017	2016
Interest income from leasing	307,721	256,521

1.4 Interest expense and similar charges: breakdown

Items/Technical Forms	Debts	Securities	Other transactions	Total	Total
				2017	2016
1. Deposits from central banks	(294)	X	-	(294)	(1,047)
2. Deposits from banks	(75,960)	X	(30)	(75,990)	(80,590)
3. Deposits from customers	(16,002)	X	(90)	(16,092)	(10,142)
4. Debt securities in issue	X	(170,176)	(14)	(170,190)	(161,328)
5. Financial liabilities held for trading	-	-	-	-	-
6. Financial liabilities at fair value through profit or loss	-	-	-	-	-
7. Other liabilities and found	X	X	(3,617)	(3,617)	(1,679)
8. Hedging derivatives	X	X	-	-	(8,198)
Total	(92,256)	(170,176)	(3,751)	(266,183)	(262,984)

1.6 Interest expense and similar charges: other information

1.6.1 Interest expense on liabilities denominated in currency

Items	2017	2016
Interest expense on liabilities held in foreign currency	(41,943)	(30,969)

1.6.2 Interest expense on financial lease

Items	2017	2016
Interest expense on finance lease transactions	(42)	(47)

Section 2 – Commissions – Items 40 e 50

2.1 Fee and commission income: breakdown

Type of service/Values	Total	Total
	2017	2016
a) guarantees given	-	-
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	58,642	59,497
1. securities trading	-	-
2. currency trading	-	-
3. portfolio management	-	-
3.1. individual	-	-
3.2. collective	-	-
4. custody and administration of securities	-	-
5. custodian bank	-	-
6. placement of securities	-	-
7. reception and transmission of orders	-	-
8. advisory services	-	-
8.1 related to investments	-	-
8.2 related to financial structure	-	-
9. distribution of third party services	58,642	59,497
9.1 portfolio management	-	-
9.1.1. individual	-	-
9.1.2. collective	-	-
9.2 insurance products	58,404	59,311
9.3 other products	238	186
d) collection and payment services	322	516
e) securitization servicing	-	-
f) factoring services	18,220	17,610
g) tax collection services	-	-
h) management of multilateral trading facilities	-	-
i) management of current accounts	-	-
j) other services	55,569	44,944
Total	132,753	122,567

2.2 Fee and commission expenses: breakdown

Services/Amounts	Total	Total
	2017	2016
a) guarantees received	(3,110)	(1,646)
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	-	-
1.trading in financial instruments	-	-
2. currency trading	-	-
3. portfolio management:	-	-
3.1 own portfolio	-	-
3.2 third party portfolio	-	-
4. custody and administration securities	-	-
5. financial instruments placement	-	-
6. off-site distribution of financial instruments. products and services	-	-
d) collection and payment services	(5,317)	(4,431)
e) other services	(40,930)	(36,528)
Total	(49,357)	(42,605)

The item “Payment and collection services” mainly represents cost for the collection of finance lease payments and retail loan instalments.

Section 4 – Net gain (loss) on trading activities– Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

Transactions / Income	Unrealized profits (A)	Realized profits (B)	Unrealized losses (C)	Realized losses (D)	Net Profit (A+B)-(C+D)

1. Financial assets held for trading	-	-	-	-	-
1.1 Debt securities	-	-	-	-	-
1.2 Equity	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Deposits	-	-	-	-	-
2.3 Other	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	x	x	x	x	63
4. Derivatives	5,417	1,482	(6,298)	(2,872)	(2,272)
4.1 Financial derivatives:	5,417	1,482	(6,298)	(2,872)	(2,272)
- on debt securities and interest rates	5,417	1,482	(6,298)	(2,872)	(2,272)
- on equity securities and shares indexes	-	-	-	-	-
- On currencies and gold	x	x	x	x	-
- Other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total	5,417	1,482	(6,298)	(2,872)	(2,209)

The items reflect changes in the fair value of assets and liabilities held for trading.

Section 5 – Net gain (loss) on hedging activities– Item 90

5.1 Fair value adjustments in hedge accounting

Result/Values	0	Total	Total
		2017	2016
A. Incomes from:
A.1 Fair value hedging instruments		41,092	7,080
A.2 Hedged asset items (in fair value hedge relationships)		1,895	-
A.3 Hedged liability items (in fair value hedge relationship)		44,577	16,226
A.4 Cash-flow hedging derivatives (including ineffectiveness of net investment hedge)		-	-
A.5 Assets and liabilities denominated in currency (not derivative hedging instruments)		4,126	51,125
Total gains on hedging activities (A)		91,690	74,431
B. Losses on:
B.1 Fair value hedging instruments		(50,015)	(17,235)
B.2 Hedged asset items (in fair value hedge relationship)		(36,510)	(6,578)
B.3 Hedged liabilities items (in fair value hedge relationships)		(666)	(128)
B.4 Cash-flow hedging derivatives (including ineffectiveness of net investment hedge)		-	-
B.5 Assets and liabilities denominated in currency (not derivative hedging instruments)		(6,399)	(53,693)
Total losses on hedging activities (B)		(93,590)	(77,634)
C. Net profit from hedging activities (A – B)		(1,900)	(3,203)

This item reflects the changes in fair value of derivative contracts recognized as Fair Value Hedge.

Section 8 – Impairment / Reinstatement of value of financial assets – Item 130

8.1 Impairment losses on loans and receivables: breakdown

Transactions/Income	Write - downs			Write - backs				Total
		(1)		(2)
	Specific		Portfolio	Specific		Portfolio		2017	2016
	Write - offs	Others		A	B	A	B
A. Loans and receivables with banks
- Loans	-	-	-	-	-	-	-	-	(48)
- Debt securities	(221)	-	-	-	-	-	-	(221)	-
B. Loans and receivables with customers
Deteriorated purchased loans
- Loans	(4,597)	(1,215)	x	-	4,617	x	x	(1,195)	-
- Debt securities	-	-	x	-	-	x	x	-	-
Other receivables
- Loans	(6,868)	(57,102)	(23,669)	-	30,812	-	25,656	(31,171)	(47,289)
- Debt securities	-	-	(1)	-	-	-	-	(1)	-
C. Total	(11,686)	(58,317)	(23,670)	-	35,429	-	25,656	(32,588)	(47,337)

A = From interests
B = Others

Section 9 – Net premiums – Item 150

9.1 Premium earned (net) - breakdown

Premiums from insurance	Direct business	Indirect business	Total	Total
			2017	2016
A. Life business
A.1 Gross premiums written (+)	4,844	-	4,844	6,896
A.2 Reinsurance premiums paid (-)	(4,359)	-	(4,359)	(6,207)
A.3 Total	485	-	485	689
B. Non-life business
B.1 Gross premium written (+)	1,856	-	1,856	1,867
B.2 Reinsurance premiums paid (-)	(1,670)	-	(1,670)	(1,680)
B.3 Change in gross value of premium reserve (+/-)	926	-	926	1,621
B.4 Change in provision for unearned premiums ceded to reinsurers (+/-)	(834)	-	(834)	(1,459)
B.5 Total	278	-	278	349
C. Total net premiums	763	-	763	1,038

Section 10 – Other income (net) from insurance activities – Voce 160

10.1 Other income (net) from insurance business: breakdown

	Total	Total
	2017	2016
1. Net change in insurance provisions	1,072	107
2. Claims paid pertaining to the year	(297)	(319)
3. Other income and expense (net) from insurance business	2,075	3,149
Total	2,850	2,937

10.2 Net change in insurance reserves: breakdown

Net change in technical reserves	Total	Total
	2017	2016
1. Life Business
A. Actuarial provisions	204	64
A.1 Gross amount for the year	602	642
A.2 Amount attributable to reinsures (-)	(398)	(578)
B. Other insurance reserves	-	-
B.1 Gross amount for the year	-	-
B.2 Amount attributable to reinsures (-)	-	-
C. Insurance reserves when investments risk is borne by the insured party	-	-
C.1 Gross amount for the year	-	-
C.2 Amount attributable to reinsures (-)	-	-
Total "Life Business Reserves"	204	64
2. Non-life Business
Change in provisions for non-life business other than claims provisions, net of amounts ceded to reinsures	868	43
Total "Non-life Business Reserves"	868	43

10.3 Claims settled during the year: breakdown

Charges for claims	Total	Total
	2017	2016
Life business: expense relating to claims, net of reinsurers' portions
A. Amounts paid out	(153)	(192)
A.1 Gross annual amount	(1,535)	(1,923)
A.2 Amount attributable to reinsurers	1,382	1,731
B. Change in reserve for amounts payable	-	-
B.1 Gross annual amount	-	-
B.2 Amount attributable to reinsurers	-	-
Total life business claims	(153)	(192)
Non-life business: expense relating to claims, net of amounts recovered from reinsurers
C. Claims paid	(144)	(127)
C.1 Gross annual amount	(1,437)	(1,266)
C.2 Amount attributable to reinsurers	1,293	1,139
D. Change in recoveries net of reinsurers' portion	-	-
E. Change in claims reserves	-	-
E.1 Gross annual amount	-	-
E.2 Amount attributable to reinsurers	-	-
Total non-life business claims	(144)	(127)

10.4 Other income/expense (net) from insurance activities

10.4.1 Other income/expense (net) from insurance activities - life insurance

		Total	Total
		2017	2016
Life insurance
A. Revenues		1,687	2,668
- Other technical revenues net of reinsurance ceded		-	-
- Revenues and unrealized capital gains related to investments in favor of insured parties who bear the risk		-	-
- Change in commissions and Other acquisition costs to be amortized		-	-
- Commissions and profit-sharing received from reinsurers		1,687	2,668
- Other revenues		-	-
B. Expenses		(170)	(537)
- Other technical expenses net of reinsurance ceded		-	-
- Expenses and unrealized capital losses related to investments in favor of insured parties who bear the risk		-	-
- Acquisition commissions		-	-
- Other acquisition expenses		-	-
- Collection commissions		-	-
- Other expenses		(170)	(537)
	Total Life insurance (A - B)	1,517	2,131

10.4.2 Other income/expense (net) from insurance activities – non life insurance

		Total	Total
		2017	2016
Non-life insurance
A. Revenues		578	1,175
- Other technical revenues net of reinsurance ceded		-	-
- Revenues and unrealized capital gains related to investments in favor of insured parties who bear the risk		-	-
- Change in commissions and Other acquisition costs to be amortized		-	-
- Other revenues		578	1,175
B. Expenses		(20)	(157)
- Other technical expenses net of reinsurance ceded		-	-
- Acquisition commissions		-	-
- Other acquisition expenses		-	-
- Collection commissions		-	-
- Other expenses		(20)	(157)
	Total Non-life insurance (A - B)	558	1,018

Section 11 – Administrative expenses – Item 180

11.1 Staff expenses: breakdown

Type of expense/Amounts	Total	Total
	2017	2016
1) Employees	(141,202)	(131,674)
a) wages and salaries	(92,192)	(86,446)
b) social security contributions	(24,957)	(23,492)
c) Severance pay (only for Italian legal entities)	(2,638)	(2,351)
d) Social security costs	(5)	-
e) allocation to employee severance pay provision	-	(35)
f) provision for retirements and similar provisions:	(3,440)	(3,303)
- defined contribution	(446)	(174)
- defined benefit	(2,994)	(3,129)
g) payments to external pension funds:	(1,900)	(1,874)
- defined contribution	(1,900)	(1,725)
- defined benefit	-	(149)
h) Expenses resulting from share based payments	-	-
i) other employee benefits	(16,070)	(14,173)
2) Other staff	(17,166)	(16,658)
3) Directors and Statutory Auditors	(944)	(774)
4) Early retirement costs	-	-
Total	(159,313)	(149,106)

11.2 Average number of employees by category

	Total	Total
	2017	2016
1) Employees	2,061	1,992
a) senior managers	70	65
b) managers	223	208
c) remaining employees staff	1,768	1,719
2) Other staff	-	-
Total	2,061	1,992

11.3 Post employment defined benefit plans: costs and revenues
With reference to pension funds, please refer to the movement shown in item 120. “Provisions for risks and charges of Liabilities”.

11.4 Other benefits in favor of employees
The balance of other benefits to employees as at December 31, 2017 amounted to Euro thousand 3,356.
The caption mainly includes costs on provisions on employees for Euro thousand 13,014.

11.5 Other administrative expense: breakdown

Item / Sector	Total	Total
	2017	2016
1. Consulting and professional services	(22,347)	(30,432)
2. EDP costs	(31,922)	(24,719)
3. Rents and utilities	(10,119)	(10,583)
4. Indirect and other taxes	(11,507)	(10,647)
5. Advertising and promotion expenses	(5,661)	(6,478)
6. Other expenses	(10,874)	(12,943)
Total	(92,430)	(95,802)

Section 12 – Net provisions for risks and charges– Item 190

12.1 Net provisions for risks and charges: breakdown

	2017		2016
	Write-downs	Write-backs	Write-downs	Write-backs
1. Provisions for risks and charges related to operating leases	(215)	507	(14,745)	19,782
1.1 Future maintenance provision	(175)	507	(14,306)	19,782
1.2 Self-insurance provision	(40)	-	(439)	-
2. Provisions to other risks and charges	(16,502)	21,970	(16,858)	1,192
3. Technical insurance reserve	-	-	-	-
4. Legal risks	(664)	2	(351)	283
Total	(17,381)	22,479	(31,954)	21,257

Section 13 – Net value adjustments/write-backs of property, plant and equipment – Item 200

13.1 Depreciation/impairment on property, plant and equipment: breakdown

Asset/Income	Depreciation	Impairment losses	Write-backs	Net result
				(a + b + c)
	(a)	(b)	(c)	2017
A. Property, equipment and investment property
A.1 Owned	(309,536)	(33)	-	(309,569)
- For operational use	(309,536)	(33)	-	(309,569)
- For investment	-	-	-	-
A.2 Acquired through finance lease	-	-	-	-
- For operational use	-	-	-	-
- For investment	-	-	-	-
Total	(309,536)	(33)	-	(309,569)

Section 14 – Net value adjustments/write-backs of intangible assets – Item 210

14.1 Amortization/impairment on intangible assets: breakdown

Asset/Income	Amortization	Impairment losses	Write-backs	Net result
				(a + b + c)
	(a)	(b)	(c)	2017
A. Intangible assets
A.1 Owned	(9,143)	-	-	(9,143)
- Generated internally by the company	-	-	-	-
- Other	(9,143)	-	-	(9,143)
A.2 Held by Finance leases	-	-	-	-
Total	(9,143)	-	-	(9,143)

Section 15 – Other net operating income– Item 220

15.1 Other operating expenses: breakdown

Item	Total	Total
	2017	2016
1. Credit collection expenses	(13,431)	(14,091)
2. Information charges	(987)	(1,443)
3. Other expenses:	(336,637)	(308,045)
3.1 operating lease charges	(289,117)	(260,336)
3.2 finance lease charges	(2,014)	(2,936)
3.3 contract expenses	(5,426)	(11,230)
3.4 sundry charges	(40,080)	(33,543)
TOTAL	(351,055)	(323,579)

15.2 Other operating incomes: breakdown

	Total	Total
	2017	2016
1. Expense recoveries	24,181	22,039
2. Income from operating leases	751,937	690,736
3. Income from finance lease	2,028	2,956
4. Sundry income	20,314	33,615
TOTAL	798,460	749,346

Section 16 – Profit (loss) on equity investments – Item 240

16.1 Profit (loss) on equity investments: composition

P&L Items/Sectors	Total	Total
	2017	2016
1. Joint ventures
A. Income
1. Revaluations
2. Gains on disposal
3. Write-backs
4. Other income
B. Expense
1. Write-downs
2. Impairment losses
3. Losses on disposal
4. Other expenses
Net profit
2. Companies subject to significant influence
A. Income
1. Revaluations
2. Gains on disposal
3. Write-backs
4. Other income
B. Expense	(53)	(32)
1. Write-downs	(53)	(32)
2. Impairment losses
3. Losses on disposal
4. Other expenses
Net profit	(53)	(32)
Total	(53)	(32)

Section 20 – Income tax for the period on continuing operations – Item 290

20.1 Tax expense (income) related to profit or loss from continuing operations: breakdown

Income components/Sectors	Total	Total
	2017	2016
1. Current tax expense (-)	(116,859)	(77,189)
2. Changes of current tax expense of previous years (+/-)	(1,319)	1,038
3. Reduction in current tax expense for the period (+)	-	289
3. bis Reductions in current tax expense for the period due tax credit related to L. 214/2011 (+)	-	-
4. Changes to deferred tax assets (+/-)	(1,814)	(6,725)
5. Changes to deferred tax liabilities (+/-)	(18,547)	(22,361)
6. Tax expense for the year (-) ( -1+/-2+3+3bis+/-4+/-5)	(138,539)	(104,948)

This item reflects taxes for the year and the change in deferred tax assets and liabilities occurred during the same period.

20.2 Reconciliation of theoretical tax liability and actual tax liability recognized

2017

Profit for the year before taxes	521,064

Theoretical tax liability	143,293
Increase effect of permanent differences	1,343
Decrease effect of permanent differences	(108,718)
Consolidation effect	98,229
Actual tax liability (A)	134,147

IRAP - Theoretical tax liability	29,023
Increase effect of permanent differences	48,674
Decrease effect of permanent differences	(75,206)
Consolidation effect	1,201
IRAP - Actual tax liability (B)	3,692

Prior years tax adjustments (C)	697

Actual tax liability recognized A+B+C	138,536

Section 22 – Net Profit for the period attributable to Minority Shareholders – Item 330

22.1 Breakdown of item 330 “Minority gains (losses)”
The profit attributable to minority interests amounted to 4,971 thousand of euro, attributable to FCA Bank GmbH and Ferrari Financial Services GmbH.

Section 24 – Earnings per share

24.1 Average number of ordinary shares
The Holding capital consists of 700,000,000 share with a nominal value of euro 1 each.

PART D - CONSOLIDATED COMPREHENSIVE INCOME

OTHER COMPREHENSIVE DETAILED INCOME STATEMENTS

Items (€/thousands)		2017
		Gross Amount	Tax Effects	After tax effects
10.	Net Profit (Loss) for the year	X	X	382,528
	Other comprehensive income after tax not to be recycled to income statement	3,242	(255)	2,987
20.	Tangible assets	-	-	-
30.	Intangible assets	-	-	-
40.	Defined benefit plans	3,242	(255)	2,987
50.	Non-current assets classified as held for sale	-	-	-
60.	Valuation reserves from investments accounted for using the equity method	-	-	-
	Other comprehensive income after tax to be recycled to income statement	(9,286)	(1,449)	(10,735)
70.	Hedge of foreign investments:	-	-	-
	a) changes in fair value	-	-	-
	b) reclassification through profit or loss	-	-	-
	c) other variations:	-	-	-
80.	Exchange differences:	(13,665)	-	(13,665)
	a) fair value changes	-	-	-
	b) reclassification through profit or loss	-	-	-
	c) other variations:	(13,665)	-	(13,665)
90.	Cash flow hedges:	4,379	(1,449)	2,930
	a) changes in fair value	4,379	(1,449)	2,930
	b) reclassifications through profit or loss	-	-	-
	c) other variations:	-	-	-
100.	Available-for-sale financial assets:	-	-	-
	a) changes in fair value	-	-	-
	b) reclassifications trough profit or loss	-	-	-
	- impairment losses	-	-	-
	- following disposal	-	-	-
	c) other variations:	-	-	-
110.	Non-current assets classified as held for sale:	-	-	-
	a) changes in fair value	-	-	-
	b) reclassifications through profit or loss	-	-	-
	c) other variations:	-	-	-
120.	Valuation reserves from investments accounted for using the equity method:	-	-	-
	a) changes in fair value	-	-	-
	b) reclassifications trough profit or loss	-	-	-
	- impairment losses	-	-	-
	- following disposal	-	-	-
	c) other variations:	-	-	-
130.	Total of other comprehensive income after tax	(6,044)	(1,704)	(7,748)
140.	Comprehensive income (Items 10+130)	X	X	374,780
150.	Consolidated comprehensive income attributable to minorities	X	X	4,919
160.	Consolidated comprehensive income attributable to parent company	X	X	369,861

PART E - INFORMATION ON RISK AND RELATED RISK MANAGEMENT POLICIES
The FCA Bank Group attributes significant importance to risk measurement, management and control as key conditions to ensure sustainable growth in such a highly complex and dynamic economic context as the current one.
Risk monitoring and control is carried out by second- (Compliance e Risk & Permanent Control) and third-level (Internal Audit) functions.
In particular, the Risk & Permanent Control function ensures that risk strategies are consistent with growth and profitability targets.
The Parent Company, in keeping with the Final Report “Guidelines on ICAAP and ILAAP information collected for SREP purposes” (EBA/GL/2016/10, of 3 November 2016) revised its own consolidated ICAAP, as well as the guidelines that the subsidiaries falling within the banking perimeter are required to adopt.
The Company – in accordance with the Supervisory Instructions on capital adequacy (so-called Second Pillar) – designed its own internal capital adequacy assessment process (ICAAP).
The calculation of current and prospective Total Internal Capital is carried out at least every six months, with event-based revaluations in case of significant organizational and/or strategic changes.
The identification and mapping of risks is an ongoing process, to improve risk management and to update the map of risks to which the Group is exposed.
The FCA Bank Group, in its capacity as a Group 2 bank with consolidated or separate assets in excess of €3.5 billion, uses standardized methods to measure all its risks.
Moreover, the Group developed and set up its own Risk Appetite Framework (“RAF”), to outline the risk profile that the Group is willing to bear to pursue its own strategic objectives.
The RAF is an organic and structured approach, which extends from the Risk Management function to the Group as a whole to:

•	ensure that the Board of Directors and management are properly involved in the Group’s risk management;

•	combine strategic policies and business choices with risk propensity;

•	ensure that shareholder value and returns are generated;

•	comply with all regulatory requirements;

•	activate a structured approach for the management, implementation and monitoring of the Risk Appetite Framework at all Group levels;

•	define precisely roles and responsibilities in case of breaches of risk propensity and to foster dialogue among the areas concerned at both Parent and Subsidiary level.

Section 1 – RISKS OF THE BANKING GROUP
1.1 Credit risk
Qualitative disclosures

1.	Overview
Credit risk reflects the probability that the creditworthiness of a borrower is such as to result in this borrower’s default, causing unexpected losses in relation to any unsecured credit on balance or off-balance exposure. It includes also counterparty risk, that is the risk that the counterparty in a transaction involving certain instruments (credit and financial derivatives, repurchase agreements, security/commodity lending, margin loans) fail to honor their obligations before the transaction is finally settled.
This risk materializes in relation to the Group’s core business, that is:

•	Providing of consumer credit and leases to buyers/lessees of vehicles manufactured by its industrial partners (Retail business line);

•	Lending to dealers of the industrial partners (Dealer financing business line);

•
Holding and control of investments in commercial companies that are not part of the Banking Group in Italy and in Europe. Moreover, the Bank provides financial support to the subsidiaries through the provision of lines of credit and by posting guarantees with other lenders.

The calculation of internal capital required for the Group’s credit risk is performed, in accordance with Circular 285 of Banca d’Italia for Group 2 banks, by using the standardized method adopted to compute capital requirements under Pillar I.
With the transformation into a bank, the regulatory classification of exposures is consistent with the regulatory framework of reference. By upgrading its information systems, the Parent Company now has the tools for the application of the new criteria and compliance with the relevant supervisory returns in 2015.
To calculate the internal capital required for counterparty risk – in keeping with the credit risk computed with the standard methodology – the Group applies the current value method to determine the exposure at default to each counterparty.
To calculate capital requirements in relation to CVA (Credit Valuation Adjustment) risk, the Group adopts the standardized method provided for by article 384 of Regulation (UE) no. 575/2013 (CRR).

2.	Credit risk management policies
Organizational aspects
The FCA Bank Group’s policies are designed in general and essentially to take risks that must be:

•	controlled;

•	reasonable;

•	kept within certain standards.

The FCA Bank Group has a specific Credit Manual that is intended to:

•	support credit approval managers in their assessments;

•	set and maintain the quality of credit standards;

•	meet customers’ credit requirements;

•	seize the commercial opportunities made available by the possibility to develop new financial products in markets and to limit losses.

The above criteria must ensure that financing transactions are profitable.

Management, measurement and control systems
Roles and responsibilities
In this context the FCA Bank Group manages risk through a specific segregation of roles and responsibilities involving:

•	Board of Directors;

•	Board Executive Credit Committee;

•	Credit Committee of the Parent Company;

•	HQ Internal Credit Committee;

•	Local Credit Committees.

In the credit area, the Board of Directors is responsible for:

•	setting credit risk policies and any amendment thereof;

•	adopting and approving the system to delegate powers and any modification thereof;

•	approving from time to time changes in the scorecard cut-offs (delegated to the Credit Committees);

•	setting from time to time the credit approval limits attributed to the Credit Committees and the individual - country managers.
The Board Executive Credit Committee is authorized by the Board of Directors to approve the credit applications that fall within the purview of the Board of Directors. The Credit Committee is responsible for:

•	recommending credit risk policies (and any change thereof) to the Board of Directors;

•	defining credit approval limits within the interval set from time to time by the Board of Directors for every business managed by the FCA Bank Group;

•	proposing changes to the scorecards and modifying them as specifically authorized by the Board of Directors;

•	assessing and analyzing risk performance;

•	analyzing any issues assigned by the Board of Directors;

•	adopting decisions, within its authority, on credit approval requests coming from the Market and analyzing the requests to be submitted to the Board of Directors.
The HQ Internal Credit Committee is responsible for:

•	Approving credit applications within the limits of delegated authority;

•	Preparing for review and approval credit applications beyond the limits of delegated authority ;

•	Evaluating and changing the Parent Company’s and the local companies’ credit manuals within the governance of the FCAB Group Credit Guidelines;

•	Evaluating, approving or submitting to the competent bodies the Market requests regarding credit policy issues with respect to the rules established by the parent company;

•	Evaluating and approving powers delegated to the Markets.
Local Credit Committees are responsible for:

•
Establishing local applications of general policies and guidelines for credit approval, control and collection by adapting the FCA Bank Group’s General Principles and Rules to the country’s practices and laws;

•	Formalizing and updating the Market’s Credit Policy Manual;

•	Analyzing credit exposures and lines of credit;

•	Setting, within the scope of their own authority, credit approval limits and processes (to be formalized in the Market’s Credit Policy Manual);

•	Attributing powers within their own organizational structure, to be submitted for approval to the Parent Company’s HQ Internal Credit Committee;

•	Approving credit applications within the scope of delegated authority.

Risk mitigation techniques
The FCA Bank Group has a model to manage and mitigate risk in keeping with the provisions of the Group’s Credit Manual, with reference to:

•	monitoring of specific KRIs;

•	second-level control activities carried out by R&PC – GRM with specific reference to Credit review, Dealer Financing review and Collection review.

•	the issue, on 30 September 2015, of a Credit Risk Mitigation (CRM) policy.

Monitoring of specific KRIs
Every month the R&PC – GRM department monitors developments in the credit portfolio surveying, for every business line (Retail, Dealer Financing and Rental), the performance of specific key risk indicators (KRIs) and compliance with the risk limits set in advance:

•	Non-Performing Loans (NPL) Ratio, calculated as the ratio of loans past due for over 90 days to total credit exposure at month-end;

•	Cost of Risk (CoR) Ratio, calculated as the ratio of total allowance for loan and lease losses and the average credit exposure calculated at month-end.
Moreover, with specific reference to the Retail business, R&PC - GRM monitors developments in:

•	SIRN, calculated as the number of contracts of a given generation (N) with two or more instalments past due as a share of total contracts of the same generation;

•	Collection indicators, calculated in relation to total outstanding in collection;
Litigation indicators, calculated in relation to total outstanding in litigation.

Use of guarantees
When credit applications are processed, the Bank and the other Group companies may request applicants to provide guarantees in order to approve their requests. Risk mitigation techniques are used mainly in the dealer financing business line.
Below, details are provided of the types of guarantees allowed by current credit policies:

•	Collateral: pledged assets, deposits, mortgage security.

•	Third-party guarantees: bank guarantees, insurance companies (bonds), sureties.

•	Other types: third-party deposits, comfort letters, retention of title, assignment of proceeds, buy back obligation.
In case of guarantees other than those allowed, or in case of guarantees allowed with characteristics other than those described above, the individual subsidiaries are required to request authorization (or ratification) from the Parent Company to set the credit limit.
To ensure that guarantees are fully effective, the Parent Company has introduced specific controls intended to ascertain the existence of the following elements:

•	Certainty of the issue date, which is obtained with the inclusion of a date and by complying with and completing the necessary formalities;

•	Concurrent execution with the financing;

•	Reference to the underlying transaction.
Every subsidiary is responsible for managing any guarantee and collateral (definition of adequate security contents, validity check, control of renewals and expiration dates) and for providing adequate information to the Dealer Financing department of the Parent Company.

The regulatory framework allows for the early detection of potential problems through technics of credit risk mitigation (CMR). These consist of credit ancillary contracts or other instruments and technics that determine reduction of credit risk, used when calculating capital requirements. Currently FCA Bank S.p.A. uses, as credit risk mitigation for prudential purposes, the following instruments:

•	Clearing operations of transaction in derivatives;

•	REPO type operations;

•	On-balance sheet netting.

Second-level control activity carried out by the R&PC – PC department
Within the scope of second-level controls, the R&PC – PC department is responsible for the following activities:

•	Credit reviews, which involve a number of controls over the activity carried out;

•	in the Retail Financing area with the objective to:

•	ensure compliance with the Group’s credit policies and the procedures in place,

•	verify that data is properly entered in the system both for applications approved automatically and for applications processed by the acceptance unit of the Retail & Corporate Underwriting department,

•	determine any training requirements,

•	identify potential concentration risks;

•	recommend solutions to keep “acceptable” credit standards; and

•	in the Dealer Financing area with the objective to:

•	ensure that the control plan for the wholesale business is adequately implemented and carried out with the frequency required;

•	recommend solutions to improve the control plan;

•	verify that data are properly entered in the system and that such data are consistent with the lines of credit approved and the limits for substantial transactions;

•	bring to light critical results of the process and plan proper corrective action.

•	Collection Reviews, which involve a number of controls over the collection activity with the objective to:

•	ensure the proper application of the Group’s guidelines;

•	recommend solutions to improve the collection process;

•	verify that data are entered properly in the system;

•	assess the level of application of local collection rules;

•	determine any training requirements.

For more details on the internal rules and regulations governing the above, reference is made to the following procedures:

•	Retail Credit Review Procedure;

•	Dealer Financing Review Procedure;

•	Collection Review Procedure.

Credit Risk Mitigation (CRM) policy
In keeping with the provisions of the Supervision Authority on the recognition, for prudential purposes, of credit risk mitigation (CRM) techniques, the Parent Company, FCA Bank, has a policy in place to manage such mitigation techniques. Specifically, such techniques include contracts ancillary to the principal credit agreement or other tools and methods to achieve a reduced credit risk exposure, which are given due weight in calculating capital requirements.
The Policy is designed to set out:

•	the general characteristics of credit risk mitigation (CRM) techniques;

•	the requirements that need to be met by guarantees to be considered for credit risk mitigation purposes;

•	the credit risk mitigation tools utilized by FCA Bank.

Specifically, the Policy lays down the general and specific CRM principles as governed by chapter 4, section 1, articles 192 et seq. For anything not expressly provided for by the Policy, the CRR will apply.
The CRM techniques used in calculating capital requirements consist of two general categories:

•
funded credit protection‧ means a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with, the amount of the difference between the amount of the exposure and the amount of a claim on the institution (Ref. art. 4 of CRR, paragraph 58).

•
unfunded credit protection‧ means a technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events (Ref. art. 4 of CRR, paragraph 59).

Impaired financial assets
The criteria utilized to classify the credit risk related to impaired positions and the policies to write-off financial assets are in keeping with the law.

Regarding Retail financing, generally speaking, no individual provisions are made for claims on borrowers who have a total exposure below the €150,000 threshold, as the statistical methodologies adopted by the Company to calculate collective provisions are more effective in valuing the claim, given the fragmentation of the portfolio.
On the other hand, provisions for claims on borrowers with an exposure in excess of €150,000 are calculated on an individual basis, as inclusion in statistical models would affect such models’ validity.
Specifically, individual provisions are made as follows:

•	customers undergoing bankruptcy proceedings or with an exposure more than 8 months past due: provisions equal to 100% of the amount of the financing outstanding;

•	customers with exposures more than six months past due: provisions equal to 60% of the financing outstanding;

•	customers with exposures past due from 1 to 6 months: provisions equal to 10% of the financing outstanding;

•	customers who are current: provisions determined by the collective provision model for financing outstanding with 0 instalments past due.
On the other hand, the overall portfolio, as a basis of calculation considered for collective provision purposes, includes all the claims for which no individual provisions have been made. Collective provisioning, which takes into account the overall portfolio, is based on the rolling to the loss area in the time window between two different observations (Probability of Loss) and the quantification of the final loss for every contract (Loss Amount).
Regarding Dealer Financing, instead, all claims for which there is an objective condition of partial or total uncollectibility are considered for individual provision purposes. Analysis is performed for every type of borrower and financing product.
In particular, for calculation purposes, the following claim categories are considered:

•	exposures to customers in manifested financial distress;

•	deteriorated exposures, customers in permanent financial distress.
The overall portfolio to be considered as the basis for collective provisioning includes the carrying amount of all the positions for which no individual provisions are made.
The percentage to be applied, to calculate collective provisioning, is based on the historical trend of write-offs by year of generation, regardless of its recognition as a loss in the income statement.
The average percentage to calculate provisions are determined by product, using as a basis of observation the last 5 financial years, and is calculated by dividing the amount of doubtful exposure by product for the year with the average outstanding amount for that product.
It is necessary to adjust risk percentages in the presence of special market conditions and credit risk quality that suggest that provisions made on the basis of past experience is not fully reliable.
The collective provision percentage is calculated by the Dealer Financing department, which must share it with the Financial Planning & Analysis department. In the event that the cash flows of a receivable against which provisions have been made are collected after one year, it will be necessary to adjust the provision for the effect of the present value of such cash flows.

Aspects related to consumer credit
The Retail activity is intended mainly to fund purchases of vehicles manufactured by the FCA Group.
Moreover, the Group provides financing in the non-captive channel; this line of business is called Non-Captive.
The retail credit portfolio is marked by a high degree of granularity.
Exposures to individual customers or groups of customers are managed at the operating company level, where the approval process is governed by the rules and limits set by Group credit policies and the overall risk level is brought to light.

Quantitative disclosures

A.	Credit quality
A.1 Impaired and performing loans: amounts, write-downs, changes, distribution by business activity/region

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

Portfolios/quantity		Non-performing loans	Unlikely to pay	Impaired past due exposures	Not impaired past due exposures	Other not impaired exposures	Total

1. Available-for-sale financial assets		-	-	-	-	-	-
2. Held-to-maturity financial instruments		-	-	-	-	9,594	9,594
3. Loans and receivables with banks		-	-	-	-	2,097,642	2,097,642
4. Loans and receivables with customers		20,880	127,194	21,203	348,672	20,735,850	21,253,799
5. Financial assets at fair value through profit or loss		-	-	-	-	-	-
6. Financial instruments classified as held for sale		-	-	-	-	-	-
Total	31/12/2017	20,880	127,194	21,203	348,672	22,843,086	23,361,036
Total	31/12/2016	23,672	111,807	19,588	300,623	19,607,684	20,063,374

A.1.2 Breakdown of credit exposures by portfolio and credit quality (gross and net values)

Portfolio / Quality (Figures must be filled in absolute values)		Impaired assets			Not impaired assets			Total (net exposure)
		Gross exposures	Specific write-downs	Net exposure	Gross exposures	Portfolio adjustments	Net exposure
1. Available-for-sale financial assets		-	-	-	-	-	-	-
2. Held-to-maturity financial instruments		-	-	-	9,594	-	9,594	9,594
3. Loans and receivables with banks		-	-	-	2.097.642	-	2,097,642	2,097,642
4. Loans and receivables with customers		307,757	(138,479)	169,278	21,213,089	(128,566)	21,084,521	21,253,799
5. Financial assets at fair value through profit or loss		-	-	-	-	-	-	-
6. Financial instruments classified as held for sale		-	-	-	-	-	-	-
Total	31/12/2017	307,757	(138,479)	169,278	23,320,325	(128,566)	23,191,757	23,361,036
Total	31/12/2016	298,101	(143,034)	155,067	20,048,039	(139,732)	19,908,307	20,063,374

Portfolio / Quality		Assets of obvious poor credit quality		Other assets
		Cumulated losses	Net exposure	Net exposure
1. Financial assets held for trading		-	-	100
2. Hedging instruments		-	-	67,119
Total	31/12/2017	-	-	67,219
Total	31/12/2016			97,470

A.1.3 Banking group - On- and off - Balance Sheet credit exposure to banks: gross, net values and residual life

Type of exposure/Amounts	Gross exposure					Specific write-downs	Portfolio adjustments	Net exposure
	Impaired exposures				Not impaired exposures
	Till 3 months	Between 3 and 6 months	Between 6 months and 1 year	Over 1 year
A. BALANCE SHEET EXPOSURE
a) Non-performing loans	-	-	-	-	X	-	X	-
- of which: forborne exposures	-	-	-	-	X	-	X	-
b) Unlikely to pay	-	-	-	-	X	-	X	-
- of which forborne exposures	-	-	-	-	X	-	X	-
c) Impaired past due exposures	-	-	-	-	X	-	X	-
- of which forborne exposures	-	-	-	-	X	-	X	-
d) past due not impaired	X	X	X	X	-	X	-	-
- of which forborne exposures	X	X	X	X	-	X	-	-
e) Other not impaired exposures	X	X	X	X	2,085,010	X	-	2,085,010
- of which forborne exposures	X	X	X	X	-	X	-	-
TOTAL A	-	-	-	-	2,085,010	-	-	2,085,010
B. OFF-BALANCE SHEET EXPOSURE
a) Impaired	-	-	-	-	X	-	X	-
b) Not impaired	X	X	X	X	66,589	X	-	66,589
TOTAL B	-	-	-	-	66,589	-	-	66,589
TOTAL (A+B)	-	-	-	-	2,151,599	-	-	2,151,599

A.1.6 Banking Group - On and off - Balance sheet credit exposure to customers: gross, net values and residual maturity

Type of exposure/Amounts	Gross exposure					Specific write-downs	Portfolio adjustments	Net exposure
	Impaired exposures				Not impaired exposures
	Till 3 months	Between 3 and 6 months	Between 6 months and 1 year	Over 1 year
A. BALANCE SHEET EXPOSURE
a) Non-performing loans	32,261	5,556	18,198	40,740	-	76,778	-	19,978
- of which forborne exposures	1,323	690	5	573	-	2,087	-	503
b) Unlikely to pay	132,271	5,374	9,954	14,638	-	35,174	-	127,063
- of which forborne exposures	10,276	2,197	1,300	7,496	-	11,029	-	10,239
c) Impaired past due exposures	14,765	17,218	2,389	6,589	-	19,820	-	21,141
- of which forborne exposures	-	-	-	-	-	-	-	-
d) past due not impaired	-	-	-	-	367,028	-	19,484	347,544
- of which forborne exposures	-	-	-	-	349	-	10	339
e) Other not impaired exposures	-	-	-	-	20,837,067	-	107,882	20,729,185
- of which forborne exposures	-	-	-	-	3,531	-	11	3,520
TOTAL A	179,297	28,148	30,541	61,967	21,204,095	131,772	127,366	21,244,911
B. OFF-BALANCE SHEET EXPOSURE
a) Impaired	-	-	-	-	X	-	X	-
b) Not impaired	X	X	X	X	-	X	-	-
TOTAL B	-	-	-	-	-	-	-	-
TOTAL (A+B)	179,297	28,148	30,541	61,967	21,204,095	131,772	127,366	21,244,911

Detail statement on impaired credit exposures (Non-performing loans, Unlike to pay, Impaired past due) and not impaired is provided in the tables of "credit quality" contained in part E of the notes to the consolidated financial statements. In this area, in line with the regulations of the Bank of Italy, specific information is also provided on the so-called exposures with measures of "forbearance". For forbearance means those concessions in terms of modification and/or refinancing of an existing credit, against a debtor solely by reason of, or to prevent, a State of financial distress that could adversely affect its ability to fulfil contractual obligations originally assumed, and that would not have been granted to other debtor with similar risk profile not in financial distress. Concessions must be identified at the level of the individual line of credit and may cover exposures of debtors classified as performing that in non-performing status. In any case, exposures renegotiated should not be considered forborne when the debtor is not a situation of financial distress.

A.1.7 Banking group - Balance Sheet credit exposure to customers: gross change in impaired exposures

Description/Category	Non-performing loans	Unlikely to pay	Past due impaired exposures
A. Opening balance (gross amount)	104,652	142,111	38,207
- Sold but not derecognized	7,278	1,763	2,445
B. Increases	40,693	254,445	79,219
B.1 transfers from performing loans	438	28,126	68,937
B.2 transfers from other impaired exposures	33,944	34,409	603
B.3 other increases	6,311	191,910	9,679
C. Decreases	48,589	234,318	76,464
C.1 transfers to performing loans	562	2,724	11,648
C.2 write-offs	28,758	15	-
C.3 recoveries	10,675	198,657	19,966
C.4 sales proceeds	-	-	-
C.5 losses on disposals	-	-	-
C.6 transfers to other impaired exposures	1,156	27,409	40,391
C.7 other decreases	7,438	5,514	4,460
D. Closing balance (gross amounts)	96,755	162,237	40,961
- Sold but not derecognized	8,123	5,796	1,130

A.1.7bis Banking Group - Balance-sheet credit exposure with customers: changes in gross impaired exposures by credit quality

Description/Category	Forborne exposures impaired	Forborne exposures not impaired
A. Opening balance (gross amount)	32,708	7,617
- Sold but not derecognized	1,108	-
B. Increases	4,461	5,853
B.1 Transfers from performing not forborne exposures	-	856
B.2. Transfers from performing forborne exposures	3,019	X
B.3. Transfers from impaired forborne exposures	X	-
B.4 other increases	1,442	4,997
C. Decreases	13,310	9,589
C.1 Transfers to performing not forborne exposures	X	167
C.2 Transfers to performing forborne exposures	-	X
C.3 transfers to impaired exposures not forborne	X	3,019
C.4 write-offs	115	-
C.5 recoveries	779	4,233
C.6 sales proceeds	-	-
C.7 losses on disposals	-	-
C.8 other decreases	12,417	2,504
D. Closing balance (gross amounts)	23,859	3,880
- Sold but not derecognized	971	-

A.1.8 Banking group - Balance Sheet credit exposures to customers: changes in overall impairment

Description/Category	Non-performing loans		Unlikely to pay		Impaired Past due exposures
	Total	Of which: forborne exposures	Total	Of which: forborne exposures	Total	Of which: forborne exposures
A. Opening balance overall amount of write-downs	84,415	3,983	30,844	10,539	20,183	-
- Sold but not derecognized	5,779	-	419	-	30	-
B. Increases	53,338	684	24,437	3,081	24,285	-
B.1 write-downs	40,679	657	14,875	2,935	21,012	-
B.2 bis losses on disposal	-	-	-	-	-	-
B.3 transfer from other impaired exposure	9,438	12	7,992	-	7	-
B.4 other increases	3,221	15	1,570	147	3,266	-
C. Reductions	60,974	2,580	20,106	2,591	24,648	-
C.1 write-backs from assessments	16,123	196	12,141	463	8,478	-
C.2 write-backs from recoveries	1,023	-	85	62	1,108	-
C.3 gains on disposal	-	-	-	-	-	-
C.4 write-offs	40,443	120	196	-	1,040	-
C.5 transfers to other impaired exposures	474	467	7,251	216	9,712	-
C.6 other decreases	2,911	1,797	433	1,851	4,310	-
D. Closing overall amount of write-downs	76,778	2,087	35,174	11,029	19,820	-
- Sold but not derecognized	7,535	-	2,746	-	662	-

A.2.1 Banking group - Balance Sheet and off-Balance Sheet credit exposure by external rating class (book values)

Exposures	External rating classes						Without rating	Total
	Class	Class	Class	Class	Class	Class
	1	2	3	4	5	6
A. On-balance-sheet credit exposures		-	-	-	-	-	23,329,921	23,329,921
B. Derivative contracts	-	-	-	-	-	-	66,932	66,932
B.1 Financial derivative contracts	-	-	-	-	-	-	66,932	66,932
B.2 Credit derivatives	-	-	-	-	-	-	-	-
C. Guarantees given	-	-	-	-	-	-	-	-
D. Other commitments to disburse funds	-	-	-	-	-	-	-	-
E. Others	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	23,463,785	23,463,785

A.3.1 Banking group - Secured credit exposures with banks
p.1

	Net exposures	Collaterals (1)				Guarantees
Credit derivatives
		Property, Mortgages	Financial leasing property	Securities	Other assets	CLN	Other derivatives
							Governments and Central Banks	Other public entities
1. Secured balance sheet credit exposures	690,851	-	-	684,963	-	-	-	-
1.1 totally secured	690,851	-	-	684,963	-	-	-	-
- of which	-	-	-	-	-	-	-	-
1.2 partially secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-
2. Secured off-balance sheet credit exposures	-	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-

A.3.1 Banking group - Secured credit exposures with banks
p.2

	Guarantees						Total (1)+(2)
	Credit derivatives		Signature loans
	Other derivatives		Governments and Central Banks	Other public entities	Banks	Other entities
	Banks	Other entities
1. Secured balance sheet credit exposures	-	-	-	-	-	-	684,963
1.1 totally secured	-	-	-	-	-	-	684,963
- of which	-	-	-	-	-	-	-
1.2 partially secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-
2. Secured off-balance sheet credit exposures	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-

A.3.2 Banking group - Secured credit exposures with customers
p.1

	Net exposures	Collaterals (1)				Guarantees
						Credit derivatives
		Property Mortgages	Financial leasing property	Securities	Other assets	CLN	Other derivatives
							Governments and Central Banks	Other public entities
1. Secured Balance Sheet credit exposures:	5,466,091	37,633	-	-	3,662,341	-	-	-
1.1 totally secured	4,550,946	37,633	-	-	3,662,042	-	-	-
- of which	31,079	238	-	-	4,577	-	-	-
1.2 partially secured	915,144	-	-	-	299	-	-	-
- of which	2,929	-	-	-	-	-	-	-
2. Secured off- Balance Sheet credit exposures:	-	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-	-

A.3.2 Banking group - Secured credit exposures with customers
p.2

	Guarantees						Total (1)+(2)
	Credit derivatives		Signature loans
	Other derivatives		Governments and Central Banks	Other public entities	Banks	Other entities
	Banks	Other entities
1. Secured Balance Sheet credit exposures:	-	-	-	-	631,004	424,742	4,755,721
1.1 totally secured	-	-	-	-	486,782	364,490	4550,947
- of which	-	-	-	-	-	26,624	31,079
1.2 partially secured	-	-	-	-	144,222	60,253	204,774
- of which	-	-	-	-	-	2,265	2,265
2. Secured off- Balance Sheet credit exposures:	-	-	-	-	-	-	-
2.1 totally secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-
2.2 partially secured	-	-	-	-	-	-	-
- of which	-	-	-	-	-	-	-

B.	Breakdown and concentration of exposures

B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)
p1

Exposures/Counterparts		Governments			Other public entities			Financial companies
		Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments
A. Balance sheet exposures
A.1 Non-performing loans		-	-	x	-	2	x	-	145	x
- of which: forborne exposures		-	-		-	-		-	-
A.2 Unlikely to pay		-	-	x	-	-	x	5	3,686	x
- of which: forborne exposures		-	-		-	-		-	3,676
A.3 Impaired past due exposures		-	-	x	-	-	x	-	-	x
- of which: forborne exposures		-	-		-	-		-	-
A.4 Not impaired exposures		290	x	-	908	x	37	52,025	x	250
- of which: forborne exposures		-		-	-		-	16		-
TOTAL A		290	-	-	908	2	37	52,030	3,831	250
B. Off-balance sheet exposures
B.1 Non-performing loans		-	-	x	-	-	x	-	-	x
B.2 Unlikely to pay		-	-	x	-	-	x	-	-	x
B.3 Other impaired assets		-	-	x	-	-	x	-	-	-
B.4 Not impaired exposures		-	x	-	-	x	-	-	x	-
TOTAL B		-	-	-	-	-	-	-	-	-
Total (A+B)	31/12/2017	290	-	-	908	2	37	52,030	3,831	250
Total (A+B)	31/12/2016	1	-	-	2,938	2	38	35,401	3,320	148

B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)
p2

Exposures/Counterparts		Insurance companies			Non-financial companies			Other entities
		Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments	Net exposure	Specific write-downs	Portfolio adjustments
A. Balance sheet exposures
A.1 Non-performing loans		-	-	x	7,888	32,869	x	12,090	43,762	x
- of which: forborne exposures		-	-		421	1,204		184	114
A.2 Unlikely to pay		-	-	x	117,416	19,028	x	9,642	12,461	x
- of which: forborne exposures		-	-		762	4,972		4,740	1,881
A.3 Impaired past due exposures		-	-	x	9,264	5,045	x	11,877	14,775	x
- of which: forborne exposures		-	-		-	-		-	-
A.4 Not impaired exposures		-	x	-	7,634,616	x	62,404	13,388,890	x	64,675
- of which: forborne exposures		-		-	710		4	3,133		17
TOTAL A		-	-	-	7,769,184	56,941	62,404	13,422,499	70,997	64,675
B. Off-balance sheet exposures
B.1 Non-performing loans		-	-	x	-	-	x	-	-	x
B.2 Unlikely to pay		-	-	x	-	-	x	-	-	x
B.3 Other impaired assets		-	-	x	-	-	x	-	-	x
B.4 Not impaired exposures		-	x	-	-	x	-	-	x	-
TOTAL B		-	-	-	-	-	-	-	-	-
Total (A+B)	31/12/2017	-	-	-	7,769,184	56,941	62,404	13,422,499	70,997	64,675
Total (A+B)	31/12/2016	33	-	1	6,597,979	57,254	75,830	11,885,059	74,865	62,210

B.2 Banking group - Distribution of Balance Sheet and Off-Balance Sheet exposures to customers by geographic area (book value)
p.1
Exposures/Geographical area		Italy		Other European countries		North and Latin America
		Net exposure	Total write-downs	Net exposure	Total write-downs	Net exposure
A. Balance sheet exposures
A.1 Non-performing loans		4,100	33,465	15,882	43,313	-
A.2 Unlikely to pay		59,382	23,594	67,681	11,580	-
A.3 Impaired past due exposures		4,189	6,046	16,950	13,773	-
A.4 Not impaired exposures		9,451,646	43,935	11,625,082	83,431	-
TOTAL A		9,519,319	107,040	11,725,595	152,098	-
B. Off-balance sheet exposures
B.1 Non-performing loans		-	-	-	-	-
B.2 Unlikely to pay		-	-	-	-	-
B.3 Other impaired assets		-	-	-	-	-
B.4 Not impaired exposures		-	-	-	-	-
TOTAL B		-	-	-	-	-
Total A+B	31/12/2017	9,519,318	107,040	11,725,595	152,098	-
Total A+B	31/12/2016	8,042,125	99,590	10,479,287	177,061	-

B.2 Banking group - Distribution of Balance Sheet and Off-Balance Sheet exposures to customers by geographic area (book value)
p.2
Exposures/Geographical area		North and Latin America	Asia		Rest of the world
		Total write-downs	Net exposure	Total write-downs	Net exposure	Total write-downs
A. Balance sheet exposures		-	-	-	-	-
A.1 Non-performing loans		-	-	-	-	-
A.2 Unlikely to pay		-	-	-	-	-
A.3 Impaired past due exposures		-	-	-	-	-
A.4 Not impaired exposures		-	-	-	-	-
TOTAL A		-	-	-	-
B. Off-balance sheet exposures		-	-	-	-	-
B.1 Non-performing loans		-	-	-	-	-
B.2 Unlikely to pay		-	-	-	-	-
B.3 Other impaired assets		-	-	-	-	-
B.4 Not impaired exposures		-	-	-	-	-
TOTAL B		-	-	-	-	-
Total A+B	31/12/2017	-	-	-	-	-
Total A+B	31/12/2016	-	-	-	-	-

B.3 Banking Group - Distribution of Balance Sheet and Off-Balance Sheet credit exposures to banks by geographic area (book value)
p.1

Exposures / Geographical		Italy		Other European countries		North and Latin America
		Net exposure	Total write-downs	Net exposure	Total write-downs	Net exposure
A. Balance sheet exposures
A.1 Non-performing loans		-	-	-	-	-
A.2 Unlikely to pay		-	-	-	-	-
A.3 Impaired past due exposures		-	-	-	-	-
A.4 Not impaired exposures		361,195	-	1,723,815	-	-
TOTAL A		361,195	-	1,723,815	-	-
B. Off-balance sheet exposures
B.1 Non-performing loans		-	-	-	-	-
B.2 Unlikely to pay		-	-	-	-	-
B.3 Other impaired assets		-	-	-	-	-
B.4 Not impaired exposures		13,453	-	53,136	-	-
TOTAL B		13,453	-	53,136	-	-
Total A+B	31/12/2017	374,648	-	1,776,951	-	-
Total A+B	31/12/2016	320,918	-	1,116,156	-	-

B.3 Banking Group - Distribution of Balance Sheet and Off-Balance Sheet credit exposures to banks by geographic area (book value) p.2

Exposures / Geographical		North and Latin America	Asia		Rest of the world
		Total write-downs	Net exposure	Total write-downs	Net exposure	Total write-downs
A. Balance sheet exposures
A.1 Non-performing loans		-	-	-	-	-
A.2 Unlikely to pay		-	-	-	-	-
A.3 Impaired past due exposures		-	-	-	-	-
A.4 Not impaired exposures		-	-	-	-	-
TOTAL A		-	-	-	-	-	-
B. Off-balance sheet exposures
B.1 Non-performing loans		-	-	-	-	-
B.2 Unlikely to pay		-	-	-	-	-
B.3 Other impaired assets		-	-	-	-	-
B.4 Not impaired exposures		-	-	-	-	-
TOTAL B			-	-	-		-
Total A+B	31/12/2017	-	-	-	-	-
Total A+B	31/12/2016	-	-	-	-	-

B.4 LARGE EXPOSURES
Based on regulatory provisions, the number large exposures was determined by the reference to unweighted exposures in excess of 10% of eligible capital as defined by EU Regulation 575/2013 (CRR). The 'exposures' are defined as the sum of on-balance sheet assets at risk and off-balance transactions (excluding those deducted from eligible capital) with a customer or a group of related customers, without applying weighting factors.
Such presentation criteria result in the inclusion in the financial statement table for large exposures of entities that present an unweighted exposure in excess of 10% of eligible capital, for the purpose of large risk.

Large exposures
a. Book value (€/mln)	1,008
b. Weighted value (€/mln)	364
b. Number	2

C.	Securitization
Qualitative disclosures
Strategies and processes underlying securitization and receivable assignment transactions
Securitization transactions are carried out by the Group companies to achieve three objectives:
diversification of funding sources: securitizations are a significant source of alternative funding for the Group, compared to ordinary bank funding;
improvement of liquidity position: the Group’s potential ability to securitize its receivables provides significant support to the Group’s liquidity position. The excellent results of the transactions carried out so far, together with the operating companies’ reputation in the role of servicers, guarantee in fact immediate access to this instrument, in case of difficulties in the other financial markets of reference;
optimization of the cost of funds: the structures used to carry out the securitizations and the quality of the receivables assigned make it possible, by receiving higher ratings, to obtain competitive funding costs;
improved efficiency of the risk-weighted assets associated with the securitized portfolio.

The securitization transactions carried out by the FCA Bank Group involve the purchase of receivable portfolios with proceeds from the placement of Asset-Backed Securities (ABS) issued in different classes: Senior, Mezzanine and Junior.
Where permitted by market conditions, Senior but also Mezzanine and Junior Securities can be offered to European professional investors or can be placed privately, in whole or in part.
Since FCA Bank obtained its banking license, Senior Securities can be used also for refinancing operations with the European Central Bank, in which case the Securities are subscribed, and therefore retained, by the Originator.
When Senior and Mezzanine Securities are listed in a regulated market, such Securities are assigned a rating by at least two rating agencies. On the other hand, private placements do not entail the assignment of a rating to the Securities.
Mezzanine and Junior Securities are placed with a view to improving the efficiency of the risk-weighted assets associated with the securitized portfolio, as mentioned above.
Securitization transactions can be either revolving – where the Originator can assign from time to time additional receivables in accordance with the restrictions outlined in the securitization contract, for a pre-established period of time, so as to keep the existing portfolio at the same level as that at the time of issue – or amortizing, where the originator cannot assign additional receivables and the portfolio starts amortizing from the moment the ABSs are issued.
At the end of the revolving period, or from the time the ABS are issued in case the transaction is amortizing, ABS are repaid in the pre-determined order as the portfolio amortizes.
Revolving structure
Transactions with a revolving structure, as described above, can call for the SPV to purchase, for a pre- established period of time, additional receivable portfolios with the same legal and financial structure and a similar risk profile, funding the purchase both with the proceeds from the collection of receivables in the portfolio existing at the time of issue of the ABS, and assigned previously by the Originator, and with proceeds from the placement of additional ABS issued within the limits of the program.
At the end of the revolving phase, the ABS issued are repaid as the underlying receivables are collected.
The revolving structure allows the fixed costs of the transaction to be amortized over a longer period of time, thereby optimizing the cost of the transaction.

Liquidity management
The Originator may be required in every transaction, and in ways that can differ formally from one another, to make available a liquidity line or a cash deposit to the SPV.
The amount is established by contract and is such as to allow the vehicle to meet temporary liquidity shortfalls (typically, at payment dates) that could occur in applying the waterfall payment structure described below.
Waterfall structure
The payment waterfall identifies priorities in the allocation of the cash available within the SPV.
Typically, securitization transactions have a similar waterfall structure, which calls for a pre-established payment order to be followed.
In the case of transactions originated from retail receivables, where there is typically a distinction between income (i.e. the discount deriving from the receivable assignment) and principal of the receivables collected by the SPV, the waterfall provides - in a simplified way - for the following types of payment:
INCOME
(a) Vehicle expenses (mainly expenses related to the service providers of the transaction)
(b) Swap (required by contract to hedge the SPV against interest rate risk)
(c) Servicer compensation
(d) Interest on the ABS
(e) Liquidity line repayment/interest
(f) Provisions for past due receivables
(g) Other items

PRINCIPAL
(a) Any payments required but not made in relation to the above income waterfall
(b) Purchase of receivables (during the revolving period)
(c) Repayment of ABS issued (at the end of any revolving period)
(d) Other items

In the case of transactions originated from dealer financing receivables, given the different portfolio characteristics, cash management arrangements are in place so that upon receipt of the following:
a) Current account balance
b) Release of funds from structure on the cash reserve
c) Receivable collections
d) Issue of new senior ABS, if any
e) Issue of new junior ABS, if any,
the following payments are made:
a) Vehicle expenses
b) Interest on senior ABS
c) Provision of funds in the structure on the cash reserve
d) Purchase of receivables (during the revolving period)
e) Any repayment of senior ABS
f) Interest on junior ABS
g) Any repayment of junior ABS

Servicing activity

Within the FCA Bank Group, the servicer is always the Originator. Moreover, FCA Bank acts as coordinator in the ERASMUS transaction and performance guarantor in the ERASMUS, NIXES SIX and A-BEST ELEVEN transactions.
The role of servicer of the transactions requires compliance with several qualitative standards related to the proper management of the assets underlying the notes issued by the SPV and an adequate organizational structure in terms of management and specialized personnel.
From an operational point of view, the servicer:
a) manages existing contracts according to its own credit and collection policies and the law, in agreement with the SPV and the trustee/representative of noteholders of the transaction, with reporting obligations also to the rating agencies in case of significant events;
b) records collections and recoveries, transferring the relevant amounts. Collections by the servicer of the various transactions are transferred to the SPV according to a pre-established schedule in each transaction (typically every day) and are kept in interest-paying current accounts until the next payment date. The funds are then used to make payments in accordance with the waterfall structure or, alternatively, in case of transactions in Warehouse Phase or in ABS Revolving Phase, until when they can be used to pay for the purchase of additional receivables;
c) monitors, reports on and checks the transaction (the roles of Paying Agent/Calculation Agent/Agent Bank are assigned to a different bank).
The servicer receives compensation on an arm’s length basis.
Rating agencies
The securitization transactions have been structured in such a way as to obtain, in case of publicly traded notes, the highest rating for the Senior ABS issued by the SPV. For all the existing publicly traded senior and mezzanine ABS (excluding junior ones) ratings were obtained from at least two of the four main rating agencies (Standard&Poor’s, Moody's Investor Service, DBRS and Fitch Ratings).
The Senior and Mezzanine ABS placed privately are assigned a rating (privately), depending on the needs of the investor. Junior ABS are not assigned a rating.
Performance of securitizations
The assigned receivable portfolios delivered excellent performances, as indicated in the reports produced by the Servicer and in the reports prepared by the Calculation Agent (for the benefit of investors, in the case of publicly traded ABS).
This is attested also, in some cases, by the upgrade of the ratings assigned by the agencies to certain ABS.
The portfolios are well within the limits and fully compliant with the restrictions set within the different transactions and no event took place which made the portfolio non-compliant in terms of the triggers monitored.
The triggers related to the portfolio are monitored, regarding the transactions originated from retail receivables, on every date of assignment (no monitoring is carried out for amortizing transactions because their portfolios are static, i.e. they are not subject to changes due to revolving assignments, and receive a rating from the rating agencies only at the beginning of the transaction. Accordingly, the monitoring of the performance is for information purposes only).
Regarding transactions originated from dealer financing receivables, triggers and portfolio performances are monitored at least once a month and the assigned receivables show a regular performance.

Quantitative disclosures
The attached tables summarize the information related to the main securitization transactions existing at 31 December 2017.
It is worthy of note that these transactions, which had Group companies as originators, were completed in the year just ended or in previous years. In every case, at the end of the amortization period, the Originator exercised the clean-up option, as provided for by the relevant contracts, whereby the Originator reserves the right - upon reaching a minimum portfolio amount provided for by contract - to buy back the remaining portfolio to complete the transaction:

SPV	Date of Clean-up
FIRST Italian Auto Transaction S.p.A.	28/07/2006
SECOND Italian Auto Transaction S.p.A.	29/09/2006
ABSOLUTE FUNDING S.r.l.	22/02/2008
FCC FAST	27/11/2008
A-BEST THREE Plc	10/07/2009
NIXES/A-BEST	21/04/2011
QUASAR	13/05/2011
NIXES TWO/A-BEST TWO	01/10/2011
A-BEST SIX	15/07/2013
STAR	15/01/2014
A-BEST FIVE	20/05/2014
A-BEST EIGHT	16/03/2015
NIXES THREE	31/03/2015
NIXES FOUR	01/06/2015
FCT FAST 2	30/07/2015
A-BEST FOUR	22/11/2016
A-BEST SEVEN	15/11/2016
NIXES FIVE	21/09/2017

Characteristics of securitization transactions

EUR /000	A-BEST FIFTEEN			A-BEST FOURTEEN
Start date	May-17			May-16
Transaction type	Public			Public
Originator	FCA Bank S.p.A.			FCA Bank S.p.A.
Servicer	FCA Bank S.p.A.			FCA Bank S.p.A.
Arranger	Banca IMI / Unicredit / Crédit Agricole - CIB			Banca IMI / Unicredit / Crédit Agricole - CIB
Joint Lead Manager	Banca IMI / Unicredit / Crédit Agricole - CIB			na
Underlying assets	Italian AutoLoans			Italian AutoLoans
Currency (CCY)	EUR			EUR
Transfer of collections (frequency)	daily			daily
Programme Amount CCY/000	NA			NA
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	911.000	89,8%	1M E+40	918.200	82,5%	110
Class B (Mezzanine)	5.000	0,5%	1M E+75	50.500	4,5%	120
Class C (Mezzanine)	43.000	4,2%	1M E+250	42.600	3,8%	350
Class D (Mezzanine)	15.000	1,5%	1M E+343	33.000	3,0%	470
Class E (Mezzanine)	10.000	1,0%	1M E+464	-	0,0%	-
Class M/M1/Junior (Subordinated)	30.900	3,0%	1M E+717	68.100	6,1%	1.200
Class M2 (Subordinated)	100	0,0%	VR	100	0,0%	VR
ABS Tranches at issue	Amount	%	Tranche	Amount	%	Tranche
Class A (Senior)	911.000	89,8%	100% RETAINED	918.200	82,5%	100% RETAINED
Class B (Mezzanine)	5.000	0,5%	100% RETAINED	50.500	4,5%	100% RETAINED
Class C (Mezzanine)	43.000	4,2%	5% RETAINED	42.600	3,8%	100% RETAINED
Class D (Mezzanine)	15.000	1,5%	5% RETAINED	33.000	3,0%	100% RETAINED
Class E (Mezzanine)	10.000	1,0%	5% RETAINED	-	0,0%	NA
Class M/M1/Junior (Subordinated)	30.900	3,0%	5,18% RETAINED	68.100	6,1%	100% RETAINED
Class M2 (Subordinated)	100	0,0%	100% RETAINED	100	0,0%	100% RETAINED
Current rating	Moody's	DBRS		Fitch	DBRS
Class A (Senior)	Aa2	AA		AA	AAA
Class B (Mezzanine)	A2	A (high)		A	AA
Class C (Mezzanine)	Baa2	BBB		BBB	BBB (high)
Class D (Mezzanine)	Baa3	BBB-		BBB-	BBB
Class E (Mezzanine)	Ba1	BB-		NA
Junior Tranche (Subordinated)	Unrated			Unrated

NOTE
(1) Programme limit funded by third counterparties
NA = Not applicable
WAL (aa) = Weighted Average Life (years)
VR = Variable Return
1M E = Euribor 1 month
1M L = Libor 1 month
VR = Variable Return
Coupon (bps) = base rate + margin

EUR /000	A-BEST THIRTEEN			A-BEST TWELVE			A-BEST ELEVEN
Start date	Dec-15			Aug-15			Mar-15
Transaction type	Public			Public			Public
Originator	FCA CAPITAL España E.F.C.			FCA Bank S.p.A.			FCA Bank Deutschland GmbH
Servicer	FCA CAPITAL España E.F.C.			FCA Bank S.p.A.			FCA Bank Deutschland GmbH
Arranger	Unicredit /Citibank			Unicredit / Banca IMI			LBBW / Crédit Agricole - CIB
Joint Lead Manager	na			Banca IMI / Unicredit / Crédit Agricole - CIB			LBBW / Crédit Agricole - CIB
Underlying assets	Spanish AutoLoans			Italian AutoLoans			German AutoLoans
Currency (CCY)	EUR			EUR			EUR
Transfer of collections (frequency)	daily			daily			daily
Programme Amount CCY/000	NA			NA			NA
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	270.500	71,6%	1M E+40	593.400	84,1%	1M E+40	215.858	75,6%	1M E+45
Class B (Mezzanine)	43.700	11,6%	1M E+140	72.000	10,2%	1M E+125	15.000	5,3%	1M E+75
Class C (Mezzanine)	-	0,0%	-	-	0,0%	-	15.000	5,3%	200
Class D (Mezzanine)	-	0,0%	-	-	0,0%	-	13.000	4,6%	300
Class E (Mezzanine)	-	0,0%	-	-	0,0%	-	-	0,0%	-
Class M/M1/Junior (Subordinated)	63.500	16,8%	VR	40.000	5,7%	VR	26.500	9,3%	2.000
Class M2 (Subordinated)	-	0,0%	-	-	0,0%	-	-	0,0%	-
ABS Tranches at issue	Amount	%	Tranche	Amount	%	Tranche	Amount	%	Tranche
Class A (Senior)	222.500	71,3%	100% RETAINED	688.000	86,0%	PUBLIC	454.000	86,7%	PUBLIC
Class B (Mezzanine)	36.500	11,7%	100% RETAINED	72.000	9,0%	100% RETAINED	15.000	2,9%	PUBLIC
Class C (Mezzanine)	-	0,0%	NA	-	0,0%	NA	15.000	2,9%	100% RETAINED
Class D (Mezzanine)	-	0,0%	NA	-	0,0%	NA	13.000	2,5%	100% RETAINED
Class E (Mezzanine)	-	0,0%	NA	-	0,0%	NA	-	0,0%	NA
Class M/M1/Junior (Subordinated)	53.000	17,0%	100% RETAINED	40.000	5,0%	100% RETAINED	26.500	5,1%	100% RETAINED
Class M2 (Subordinated)	-	0,0%	NA	-	0,0%	NA	-	0,0%	NA
Current rating	Fitch	DBRS		Fitch	DBRS		S&P	Moody's
Class A (Senior)	AA+	AAA		AA	AAA		AAA	Aaa
Class B (Mezzanine)	A	AA (low)		A	A (high)		AA	Aa2
Class C (Mezzanine)	NA			NA			A+	A1
Class D (Mezzanine)	NA			NA			A-	Baa2
Class E (Mezzanine)	NA			NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated			Unrated

EUR /000	A-BEST TEN			A-BEST NINE
Start date	Oct-14			Jun-14
Transaction type	Public			Public
Originator	FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.
Servicer	FGA CAPITAL S.p.A.			FGA CAPITAL S.p.A.
Arranger	Unicredit /Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB
Joint Lead Manager	Citibank / Unicredit / JPMorgan / Crédit Agricole-CIB			Unicredit /Crédit Agricole-CIB
Underlying assets	Italian AutoLoans			Italian AutoLoans
Currency (CCY)	EUR			EUR
Transfer of collections (frequency)	daily			daily
Programme Amount CCY/000	NA			NA
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	37.100	37,2%	1M E+55	-	0,0%	1M E+75
Class B (Mezzanine)	22.500	22,6%	1M E+87	-	0,0%	1M E+120
Class C (Mezzanine)	10.000	10,0%	300	8.100	21,3%	300
Class D (Mezzanine)	5.000	5,0%	450	5.000	13,1%	450
Class E (Mezzanine)	-	0,0%	-	-	0,0%	-
Class M/M1/Junior (Subordinated)	25.000	25,1%	VR	25.000	65,6%	VR
Class M2 (Subordinated)	-	0,0%	-	-	0,0%	-
ABS Tranches at issue	Amount	%	Tranche	Amount	%	Tranche
Class A (Senior)	437.500	87,5%	PUBLIC	437.500	87,5%	PUBLIC
Class B (Mezzanine)	22.500	4,5%	PUBLIC	22.500	4,5%	PUBLIC
Class C (Mezzanine)	10.000	2,0%	100% RETAINED	10.000	2,0%	100% RETAINED
Class D (Mezzanine)	5.000	1,0%	100% RETAINED	5.000	1,0%	100% RETAINED
Class E (Mezzanine)	-	0,0%	NA	-	0,0%	NA
Class M/M1/Junior (Subordinated)	25.000	5,0%	100% RETAINED	25.000	5,0%	100% RETAINED
Class M2 (Subordinated)	-	0,0%	NA	-	0,0%	NA
Current rating	Fitch	DBRS		Fitch	DBRS
Class A (Senior)	AA	AAA		NA	NA
Class B (Mezzanine)	AA	AA (high)		NA	NA
Class C (Mezzanine)	AA-	AA (sf)		AA (high)	A+
Class D (Mezzanine)	AA-	AA (sf)		AA (sf)	A+
Class E (Mezzanine)	NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated

EUR /000	NIXES SEVEN			NIXES SIX
Start date	Sep-17			Dec-13
Transaction type	Private			Private
Originator	FCA Bank Deutschland GmbH			FCA Automotive Services UK Ltd
Servicer	FCA Bank Deutschland GmbH			FCA Automotive Services UK Ltd
Arranger	Citibank / BAML/Crédit Agricole-CIB/Unicredit			Citibank /Crédit Agricole-CIB/ HSBC / NATWEST
Underlying assets	German AutoLoans and Leasing			UK AutoLoans
Currency (CCY)	EUR			GBP
Transfer of collections (frequency)	daily			daily
Programme Amount CCY/000	600,000,000 (1)			800,000,000 (1)
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	580.820	89,5%	NA	800.000	67,7%	NA
Class B (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA
Class C (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA
Class D (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA
Junior Tranche (Subordinated)	68.481	10,5%	VR	380.843	32,3%	VR
Current rating (private)
Class A (Senior)	Unrated			Unrated
Class B (Mezzanine)	NA			NA
Class C (Mezzanine)	NA			NA
Class D (Mezzanine)	NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated

NOTE
(1) Programme limit funded by third counterparties
NA = Not applicable
WAL (aa) = Weighted Average Life (years)
VR = Variable Return
1M E = Euribor 1 month
1M L = Libor 1 month
VR = Variable Return
Coupon (bps) = base rate + margin

EUR /000	FAST 3			ERASMUS FINANCE
Start date	Dec-15			Jun-06
Transaction type	Private			Private
Originator	FCA Bank S.p.A.			FCA BANK DEUTSCHLAND GMBH FCA CAPITAL FRANCE SA FCA DEALER SERVICES ESPANA SA
Servicer	FCA Bank S.p.A.			FCA BANK DEUTSCHLAND GMBH FCA CAPITAL FRANCE SA FCA DEALER SERVICES ESPANA SA
Arranger	Crédit Agricole-CIB / Banca IMI			Crédit Agricole-CIB / BAML
Underlying assets	Italian Dealers' Payables			German / French / Spanish Dealers' Payables
Currency (CCY)	EUR			EUR
Transfer of collections (frequency)	daily			daily
Programme Amount CCY/000	800,000,000 (1)			1,200,000,000 (1)
Notes outstanding	Amount	%	Coupon (bps)	Amount	%	Coupon (bps)
Class A (Senior)	757.962	68,8%	NA	1.173.624	73,0%	NA
Class B (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA
Class C (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA
Class D (Mezzanine)	NA	0,0%	NA	NA	0,0%	NA
Junior Tranche (Subordinated)	343.817	31,2%	VR	434.327	27,0%	VR
Current rating (private)
Class A (Senior)	Unrated			Unrated
Class B (Mezzanine)	NA			NA
Class C (Mezzanine)	NA			NA
Class D (Mezzanine)	NA			NA
Junior Tranche (Subordinated)	Unrated			Unrated

C.1 Banking group - Exposure from the main "in-house" securitization transaction broken down by type of securitized asset and by type of exposure

	On Balance-sheet						Guarantees given						Credit facilities
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
Type of securitized assets/exposures	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs	Carrying value	Write-downs/write-backs

A. Totally derecognized
B. Partially derecognized
C. Not derecognized
Factoring	-	-	100	-	470,190	-	-	-	-	-	-	-	-	-	-	-	-	-
of which impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other loans	1,812,683	-	136,500	-	736,647	-	-	-	-	-	-	-	-	-	-	-	-	-
of which impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

C.3 Banking Group - Special Purpose Vehicle
Name of securitization/SPEs	Country of incorporation	Consolidation	Assets		Liabilities
			Loans and receivables	Other	Senior	Mezzanine	Junior
A-BEST ELEVEN UG	Frankfurt am Main – Germany	Full Consolidation	266,817	33,306	215,858	43,000	24,843
A-BEST TEN S.r.l.	Conegliano (TV) – Italy	Full Consolidation	89,702	35,057	37,100	37,500	25,000
A-BEST NINE S.r.l.	Conegliano (TV) – Italy	Full Consolidation	31,977	30,923	-	13,100	25,000
A-BEST FIFTEEN S.r.l.	Conegliano (TV) – Italy	Full Consolidation	961,777	91,606	911,000	73,000	31,000
Nixes Six Plc	London – UK	Full Consolidation	1,272,866	59,010	901,683	-	429,249
Nixes Seven	Amsterdam - Nederland	Full Consolidation	620,482	31,857	580,820	-	68,648
Fast 3 S.r.l.	Milan - Italy	Full Consolidation	1,208,555	22,276	757,862	100	343,817
Erasmus Finance Limited	Dublin - Ireland	Full Consolidation	1,334,455	266,726	1,173,624	384,327	50,000

C.5 Banking Group - Servicer activities - Collections of securitized loans and redemptions of securities issued by the securitization's vehicle

Servicer	Special Purpose Vehicle	Securitized assets		Loans collected during the year		Percentage of securities redeemed (year-end figures)

		Impaired	Performing	Impaired	Performing	Senior		Mezzanine		Junior
						Impaired assets	Performing assets	Impaired assets	Performing assets	Impaired assets	Performing assets
FCA Bank Deutschland GmbH	A-BEST ELEVEN	3,122	263,695	-	198,641		55%
FCA Bank S.p.A.	A-BEST TEN	100	89,602	48	107,478		92%
FCA Bank S.p.A.	A-BEST NINE	81	31,896	60	62,807		100%		74%
FCA Bank S.p.A.	A-BEST FIFTEEN		961,777		236,200
FCA Bank Deutschland GmbH	NIXES SEVEN	1,611	618,871		58,460
FCA Bank S.p.A.	A-BEST FOUR	-	-
FCA Automotive Services UK Ltd	NIXES SIX	-	1,272,866	-	800,768
FCA Bank S.p.A.	FAST 3	656	1,207,899	-	6,153,737
FCA Bank Deutschland GmbH	ERASMUS FINANCE	3,624	631,256	-	688,111
FCA Capital France Sa	ERASMUS FINANCE	-	342,028	-	372,834
FCA Dealer Services Espana Sa	ERASMUS FINANCE	332	357,215	-	389,388

E.	Sales Transactions
QUALITATIVE DISCLOSURES

E.1 Banking Group - Financial assets sold not derecognized: book value and full value

Type / Portfolio		Loans and receivables with banks			Loans and receivables with customers			Total
		A	B	C	A	B	C	31/12/2017	31/12/2016
A. Balance-sheet assets		-	-	-	-	7,069,519	-	7,069,519	5,223,612
1. Debt securities		-	-	-	-	-	-	-	-
2. Equity securities		x	x	x	x	x	x	x	-
3. UCIS		x	x	x	x	x	x	x	-
4. Loans		-	-	-	-	7,069,519	-	7,069,519	5,223,612
B. Derivatives		x	x	x	x	x	x	x	-
Total	31/12/2017	-	-	-	-	7,069,519	-	7,069,519	5,223,612
of which impaired		-	-	-	-	15,049	-	15,049	1,112
Legend:
A = financial assets sold not totally recognized (book value)
B = financial assets sold partly recognized (book value)
C = financial assets sold partly recognized (full value)

E.2 Banking Group - Financial liabilities relating to financial assets sold and not derecognized: book value

Liabilities/portfolio assets		Financial assets held for trading	Financial assets carried at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables with banks	Loans and receivables with customers	Total
1. Deposits from customers		-	-	-	-	-	1,015,000	1,015,000
a) related to fully recognized assets		-	-	-	-	-	1,015,000	1,015,000
b) relating to partially recognized assets		-	-	-	-	-	-	-
2. Deposits from banks		-	-	-	-	-	-	-
a) related to fully recognized assets		-	-	-	-	-	-	-
b) relating to partially recognized assets		-	-	-	-	-	-	-
3. Debt securities in issue		-	-	-	-	-	-	-
a) related to fully recognized assets		-	-	-	-	-	-	-
b) relating to partially recognized assets		-	-	-	-	-	-	-
Total	31/12/2017	-	-	-	-	-	1,015,000	1,015,000
Total	31/12/2016	-	-	-	-	-	955,971	955,971

F. BANKING GROUP – Credit risk measurement models
1.2 Banking Group – Market Risks
A. General aspects
Market risk is the risk of loss from trading in financial instruments (held-for-trading portfolio), currencies and commodities due to market trends and the issuer’s situation. The types of market risk to which the FCA Bank Group is exposed are exchange rate risk and position risk.
The Group does not engage in trading activities and, as such, it is not exposed to market risk per se. However, the presence of derivatives associated with securitization transactions does expose somewhat the Group to market risk, specifically to position risk.
Exchange risk is related to financial transactions towards subsidiaries adopting currency different from Euro. At 31 December 2017 the impact of this kind of risk is not relevant as net balance amount in foreign currency is below the minimum threshold.
The position risk is related to derivatives transactions. This kind of risk is entirely linked to derivatives finalized at reducing interest rate risk, as the Company doesn’t hold securities for other aims. FCA Bank doesn’t perform trading activities and, as a consequence, is not exposed to market risks.
In accordance with the definition of “Trading Book” of EU Regulation no. 575/2013 (CRR), derivative instruments held by the Group should not be classified as “held for trading” as there is no trading intent in connection with them. In fact, these derivatives were entered into to hedge the interest rate risk of collateral posted for securitization transactions. In addition, the rating agencies require the use of hedging derivatives to assign investment grade ratings.
That is the reason why derivatives do not attract capital charges for market risk (Pillar I), pursuant to the rules on supervisory returns, and are instead entered in the banking book, the portfolio which contains financial instruments that attract capital charges for credit and counterparty risks, as defined by the cited supervisory rules.

1.2.1 Interest rate and price risk – Trading book
Main management process of position risk consist in keeping exposure towards each counterparty below the threshold in coherence with a minimum credit rating as defined in ‘Asset and Liability policy’ and measured by rating stated by main rating agencies.

As stated in Section A. General Aspects, the Group at the year-end closing doesn’t hold any financial instruments classified in the Regulatory Trading Portfolio.

1.2.2 Interest rate and price risk - Banking Book
A. Overview

The FCA Bank Group’s has an exposure to interest rate risk to the extent that changes in interest rates affect its interest spreads. More specifically, the risk lies in the mismatch or gap between the reset dates (date when the interest rate is set: for fixed-rate instruments this is the maturity date while for floating-rate instruments this is the end of the interest period) for assets and liabilities.

B. Management processes and risk measurement methods

Regarding interest rate risk management, Treasury, which does not act in a profit center capacity, executes solely risk hedging activities, thereby minimizing the impact deriving from the volatility of interest rates.
This activity is carried out also for the Group’s subsidiaries. Risk mitigation occurs through derivative transactions entered into on the basis of standard contracts (ISDA, International Swaps and Derivatives Association).
To calculate interest rate risk exposure, the following methodologies have been used:

•
Reset Gap Analysis: this methodology is designed to determine the difference between the amount of assets and liabilities with a reset date in the same time bucket. Maturity gap is the difference between the total value of the assets and liabilities maturing/showing a reset date in a specific bucket. Maturity gaps are grouped in buckets and totaled within each such bucket. This difference in called Gap Mismatch Index. Management processes of financial risks, as defined by Group policy, establish that Gap Mismatch can’t exceed ±10% for each temporal phase;

•
Duration Analysis: this methodology is designed to determine the difference between the duration of assets and that of liabilities analyzed by reset date. In particular, the assets maturing/resetting in a given month are totaled and discounted to present value at the appropriate rate, as calculated on the basis of the interest rates prevailing in the market at the end of the month under analysis. The sum of all the assets so discounted, as weighted by their effective term to maturity in months, divided by the total of all discounted assets, is called asset duration. The liabilities maturing/resetting in a given month are totaled and discounted to present value at the appropriate rate, as calculated on the basis of the interest rates prevailing in the market. The sum of all the liabilities so discounted, as weighted by their effective term to maturity in months, divided by the total of all discounted assets, is called liabilities duration. The difference between asset duration and liabilities duration as a percentage share of asset duration is called duration gap index. Financial risk management sets maximum limits for the duration gap index, which cannot deviate for more than ± 5%;

To ensure compliance with the limits set at the consolidated level by the Asset & Liability Policy, Treasury uses derivative instruments, such as interest rate swaps, to remedy any mismatches by aligning the reset date profiles of assets and liabilities.

Organizational structure

To manage interest rate risk in an accurate and balanced manner, the Group has established a specific corporate governance structure.
To this end, certain Committees/Meetings are mainly for information purposes and are also intended to set out general strategies to hedge the financial and market risks to which the Group is exposed, particularly:

•	Board of Directors is responsible for managing, setting policies and reviewing the compliance, and appropriateness, of the risk management structure;

•	Advisory Board is responsible for monitoring the Company’s and the Group’s position on interest rate risk and liquidity risk;

•	Finance & Control Committee is responsible for monitoring the Company’s and the Group’s position on market risk and to define strategies to hedge significant risks;

•	Group Internal Risk Committee is responsible for setting policies on, and monitoring the proper working of, the Group’s internal control system and is convened whenever there is a crisis situation;

•	ALM Internal Committee (I.C) is responsible for:
- monitoring the consistency between the interest rate risk hedging transactions approved and those executed every month;
- approving the risk hedging transactions to be carried out every month;
- evaluating extraordinary financial transactions, liabilities and financial expenses;
- evaluating and monitoring capitalization level.

•	Treasury is responsible for:
- carrying out hedging transactions;
- controlling the trading process;
- defining the hedging strategy within the limits set by ALM Internal Committee.
- carrying out on an ongoing basis, through its own staff, first-level controls on interest rate risk, exchange risk and position risk.

•	ALM & Financial Reporting is responsible for:
- monitoring the interest rate risk and exchange risk for the currencies in which the Company’s and the Group operates;
- monitoring the position risk and liquidity risks (LCR and NSFR);
- preparing reports for the ALM Internal Committee;
- performing the required stress tests;
- carrying out B/O activities on the Treasury department’s transactions;
- carrying out on an ongoing basis, through its own staff, first-level controls on interest rate hedging exchange risk and position risk.

•	Risk & Permanent Control is responsible for:

•	performs systematic controls on the proper application of Treasury/ALM & FR procedures;

•	monitoring consistency between the interest rate risk hedging transactions approved and those carried out on a monthly basis.

Quantitative disclosures

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities

Type/Maturity	On demand	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	5 to 10 years	Over 10 years	Unspecified maturity
1. Balance-sheet assets	2,494,820	5,620,205	1,445,816	4,771,504	8,623,436	366,555	767	6,820
1.1 Debt securities	-	-	-	321	-	9,273	-	-
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	321	-	9,273	-	-
1.2 Loans to banks	1,338,401	730,035	16,574	-	-	-	-	-
1.3 Loans to customers	1,156,419	4,890,169	1,429,243	4,771,183	8,623,436	357,282	767	6,820
- current accounts	42,619	670	-	-	-	-	-	-
- other loans	1,113,800	4,889,499	1,429,243	4,771,183	8,623,436	357,282	767	6,820
- with prepayment option	-	-	-	-	-	-	-	-
- other	1,113,800	4,889,499	1,429,243	4,771,183	8,623,436	357,282	767	6,820
2. Balance-sheet liabilities	264,052	10,454,822	1,170,010	1,766,508	7,622,250	-	-	-
2.1 Due to customers	207,530	394,796	97,093	200,137	70,576	-	-	-
- current accounts	207,530	-	-	-	-	-	-	-
- other loans	-	394,796	97,093	200,137	70,576	-	-	-
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	394,796	97,093	200,137	70,576	-	-	-
2.2 Due to banks	56,522	3,523,390	550,380	810,852	2,030,075	-	-	-
- current accounts	56,522	-	-	-	-	-	-	-
- other loans	-	3,523,390	550,380	810,852	2,030,075	-	-	-
2.3 Debt securities	-	6,536,636	522,537	755,519	5,521,599	-	-	-
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	6,536,636	522,537	755,519	5,521,599	-	-	-
3. Financial derivatives
3.1 Physically settled Fin. Derivatives
- Option
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	-	416,885	33,780	23,143	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
3.2 Cash settled Fin. Derivatives
- Option
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives
+ Long positions	-	3,949,783	154,382	902,556	5,492,739	-	-	-
+ Short positions	-	2,460,823	766,015	1,334,049	5,881,581	56,992	-	-
4. Other off-balance sheet
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-

1.2.3 Exchange risk
Overview, management processes and risk measurement methods
The Company’s policy doesn’t allow to detain amount in foreign currency. As a consequence, financial operations in foreign currencies are exchanged in Euro and, sometimes, made by derivatives (Foreign Exchange Swap) according to ISDA standard.
Exposure to counterparty risk is low thanks to high rating of bank counterparties. Exchange risk at the year-end is not relevant as net balance amount in foreign currency is below the minimum threshold (2% of Regulatory Capital).

1.2.4 Derivative instruments
A. FINANCIAL DERIVATIVES

General Aspects, the Group at the year-end doesn’t hold any financial instruments classified in the Regulatory Trading Portfolio.

A.2 Banking book: nominal amounts at year-end

A.2.1 Notional amounts

Underlying assets / Type of derivatives	Total	31/12/2017	Total	31/12/2016
	Over the counter	Clearing House	Over the counter	Clearing House
1. Debt securities and interest rate indexes	22,647,969	-	19,026,965	-
a) Options	-	-	-	-
b) Swap	22,647,969	-	19,026,965	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	473,808	-	526,517	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	473,808	-	526,517	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlyings	-	-	-	-
Total	23,121,777	-	19,553,482	-

A.2.2 Other derivatives

Underlying assets / Type of derivatives	Total	31/12/2017	Total	31/12/2016
	Over the counter	Clearing House	Over the counter	Clearing House
1. Debt securities and interest rate indexes	3,796,162	-	3,877,598	-
a) Options	-	-	-	-
b) Swap	3,796,162	-	3,877,598	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	-	-	-	-
a) Options	-	-	-	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlyings	-	-	-	-
Total	3,796,162	-	3,877,598	-

A.3 Financial derivatives: gross positive fair value - breakdown by product

Portfolios / Types of derivatives	Positive fair value
	Total	31/12/2017	Total	31/12/2016
	Over the counter	Clearing House	Over the counter	Clearing House
A. Regulatory trading portfolio	-	-	-	-
a) Options	-	-	-	-
b) Interest rate swap	-	-	-	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Other	-	-	-	-
B. Banking book - Hedging derivatives	67,118	-	94,796	-
a) Options	-	-	-	-
b) Interest rate swap	66,219	-	92,281	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	899	-	2,515	-
f) Futures	-	-	-	-
g) Other	-	-	-	-
C. Banking book - Other derivatives	99	-	2,950	-
a) Options	-	-	-	-
b) Interest rate swap	99	-	2,950	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	67,217	-	97,746	-

A.4 Financial derivatives: gross negative fair value - breakdown by product

Portfolios / Types of derivatives	Negative fair value
	Total	31/12/2017	Total	31/12/2016
	Over the counter	Clearing House	Over the counter	Clearing House
A. Regulatory trading portfolio	-	-	-	-
a) Options	-	-	-	-
b) Interest rate swap	-	-	-	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
B. Banking book - Hedging derivatives	43,061	-	63,391	-
a) Options	-	-	-	-
b) Interest rate swap	43,061	-	63,391	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
C. Banking book - Other derivatives	5,601	-	7,125	-
a) Options	-	-	-	-
b) Interest rate swap	5,601	-	7,125	-
c) Cross currency swap	-	-	-	-
d) Equity Swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	48,662	-	70,516	-

A.5 OTC Financial derivatives: regulatory trading portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreement

The Group at the year-end closing doesn’t hold any financial instruments classified in the Regulatory Trading Portfolio.

A.7 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreement

Contracts not included in netting agreement	Governments and central banks	Other public-sector entities	Banks	Financial companies	Insurance companies	Non-financial companies	Other entities
1. Debt securities and interest rate indexes
- notional amount	-	-	5,106,630	-	-	-	-
- positive fair value	-	-	3,420	-	-	-	-
- negative fair value	-	-	7,532	-	-	-	-
- future exposure	-	-	30,741	-	-	-	-
2. Equity instruments and stock indexes
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
3. Gold and currencies
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
4. Other instruments
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-

A.8 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts included in netting agreements

Contracts included in netting agreement	Governments and central banks	Other public-sector entities	Banks	Financial companies	Insurance companies	Non-financial companies	Other entities
1. Debt securities and interest rate indexes
- notional amount	-	-	21,811,307	-	-	-	-
- positive fair value	-	-	62,899	-	-	-	-
- negative fair value	-	-	40,355	-	-	-	-
2. Equity instruments and stock indexes
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
3. Gold and currencies
- notional amount	-	-	473,808	-	-	-	-
- positive fair value	-	-	899	-	-	-	-
- negative fair value	-	-	1,020	-	-	-	-
4. Other instruments
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-

A.9 OTC financial derivatives - residual life: notional amounts

Underlying / residual		Up to 1 year	Over 1 year up to 5 year	Over 5 year	Total
A. Regulatory trading book		-	-	-	-
A.1 Financial derivative contracts on debt securities and interest rates		-	-	-	-
A.2 Financial derivative contracts on equity securities and stock indexes		-	-	-	-
A.3 Financial derivative contracts on exchange rates and gold		-	-	-	-
A.4 Financial derivative contracts on other values		-	-	-	-
B. Banking book		7,061,257	19,754,672	102,009	26,917,938
B.1 Financial derivative contracts on debt securities and interest rates		6,587,449	19,754,672	102,009	26,444,130
B.2 Financial derivative contracts on equity securities and stock indexes		-	-	-	-
B.3 Financial derivative contracts on exchange rates and gold		473,808	-	-	473,808
B.4 Financial derivative contracts on other values		-	-	-	-
Total	31/12/2017	7,061,257	19,754,672	102,009	26,917,938
Total	31/12/2016	4,019,657	19,331,423	80,000	23,431,080

3. Banking Group – Liquidity Risk
Qualitative disclosures
A. Overview, management processes and methods to measure liquidity risk.

Liquidity risk reflects the Company’s inability to meet its obligations as they come due. Specifically, liquidity risk involves the Company’s inability to renew, extend, refinance, in whole or in part, its borrowings in its various forms, whether structured or unstructured.

To facilitate the proper identification and management of liquidity risk, it is worthy of note that:

•
the Group’s financial management activities are centralized at Parent Company level, where the Treasury department is responsible for the proper financial management of all the subsidiaries. Moreover, all structured finance transactions are negotiated and managed at the central level;

•	the Parent is the only Group company with a rating assigned by Fitch Ratings, Moody’s e Standard&Poor’s. In this sense, all bank accounts and lines of credit are managed at the central level;

•	all of the Group companies refer to the Parent Company for their borrowing requirements through negotiations for the most appropriate financing instruments.

The Group manages this risk by matching assets and liabilities in terms of amounts and maturities. This management activity, together with the availability of substantial lines of credit (including those by Crédit Agricole, the banking shareholder), allows the Company and its subsidiaries to reduce to a minimum their liquidity risk. Liquidity conditions are measured monthly by currency (Euro, British pound, Swiss franc, Danish krone and Polish zloty).

The liquidity risk management model hinges around such key activities as:

•	management of operating liquidity and structural liquidity, including the use of regularly revised and updated cash flow schedules;

•	constant monitoring of cash flows and adoption of metrics to measure and control exposure to liquidity risk (maturity mismatch approach);

•	setting limits to the exposure and concentration regarding liquidity risk;

•	stress tests to evaluate risk exposure under stressful conditions;

•
preparation of the Contingency Funding Plan intended to define the roles and responsibilities, the processes, actions to undertake and the identification of risk mitigation techniques to be adopted in case a sudden liquidity crisis.

The methodological approach adopted by the FCA Bank Group to measure risk requires – with reference to both operating liquidity and structural liquidity - the calculation of the:

•	Maturity Ladder, which is used to calculate, monitor and control any liquidity shortfall by maturity bucket; and

•	Cumulative Liquidity Gap, which is used to calculate progressive cash flows and identifies the presence of any negative cash flows that would require hedging.

The Group, consistent with the Basel 3 framework, calculates:

•	the Liquidity Coverage Ratio (LCR) every month;

•	the Net Stable Funding Ratio (NSFR) every quarter.

With reference to the liquidity coverage ratio, the Group manages any requirements through instruments that comply with the FCA Bank Group’s liquidity policy. The high-quality liquidity assets (HQLA) necessary to meet the liquidity coverage ratio are managed, at the consolidated level, by the Treasury department of the Parent Company, the only exception being the foreign subsidiaries, which are subject to similar LCR requirements set by local supervision authorities.

Liquidity ratios, provided by Basilea III, at 31 December 2017 are equal to:

•	Liquidity Coverage Ratio (LCR) 206%;

•	Net Stable Funding Ratio (NSFR) 109%.

Regulatory threshold have been exceeded at the year-end but also in interim reporting.

Quantitative disclosures

1.Time breakdown by contractual residual maturity of financial assets and liabilities

Items / time	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	Over 5 years	Unspecified maturity
On-balance sheet assets	2,342,225	114,096	159,055	569,759	2,359,374	2,712,338	6,271,984	10,328,329	343,151	18,986
A.1 Government securities	-	-	-	-	-	-	290	9,273	-	-
A.2 Other debt securities	-	-	-	-	-	-	-	-	-	-
A.3 Units in investment funds	-	-	-	-	-	-	-	-	-	-
A.4 Loans	2,342,225	114,096	159,055	569,759	2,359,374	2,712,338	6,271,695	10,319,056	343,151	18,986
- Banks	1,360,468	19,426	-	167,357	620,000	573,173	730,000	-	-	14,286
- Customers	981,757	94,670	159,055	402,403	1,739,374	2,139,166	5,541,695	10,319,056	343,151	4,700
On-balance sheet liabilities	264,052	-	150,394	867,972	529,363	1,699,886	3,793,016	14,743,593	330,000	-
B.1 Deposits and current accounts	264,052	-	-	79,911	75,382	97,093	109,137	70,576	-	-
- Banks	56,522	-	-	-	-	-	-	-	-
- Customers	207,530	-	-	79,911	75,382	97,093	109,137	70,576	-	-
B.2 Debt securities	-	-	100,000	786,581	83,108	1,009,695	1,300,717	9,998,270	-
B.3 Other liabilities	-	-	50,394	1,480	370,873	593,098	2,383,162	4,674,747	330,000
Off-balance sheet transactions
C.1 Physically settled fin. derivatives
- Long positions	-	-	21,334	395,551	33,780	23,143	-	-	-	-
- Short positions	-	-	21,179	395,639	33,989	23,199	-	-	-	-
C.2 Cash settled Fin. derivatives
- Long positions	-	-	691	12,172	7,499	21,579	37,938	-	-	-
- Short positions	-	-	79	5,381	11,151	16,136	29,332	-	-	-
C.3 Deposit to be received
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C.4 Irrevocable commitments to disburse funds
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C.5 Written guarantees	-	-	-	-	-	-	-	-	-	-
C.6 Financial guarantees received	-	-	-	-	-	-	-	-	-	-
C.7 Physically settled cred. derivatives
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-
C.8 Cash settled Cred. derivatives
- Long positions	-	-	-	-	-	-	-	-	-	-
- Short positions	-	-	-	-	-	-	-	-	-	-

Self-Securitization Transactions and European Central Bank Refinancing Operations
At the year-end there were three self-securitization transactions in place – A-Best Fourteen, A-Best Thirteen and A-Best Twelve. FCA Bank has subscribed all liabilities issued. Financial activities underlying securities are referred to retail portfolio.
The Group’s retention of all the bonds issued by the three vehicles did not allow it to raise debt capital in the market but gave it access instead to refinancing operations with the European Central Bank, thanks to the use of such bonds as collateral.
At 31 December 2017, the total amount received by FCAB through refinancing operations with the European Central Bank was euro 1.8 billion.
It is worthy of note that these self-securitization transactions, used in connection with these operations, had all the requirements to be readily placed in the market.

1.4 Banking Group – Operational Risks
Qualitative disclosures
A. Overview, management processes and methods to measure operational risk
Operational risk defines the risk of incurring losses due to the inadequacy and failure of processes, human resources and internal systems or external events, including legal risk. This includes, among others, losses from fraud, human error, shutdown, system failures, defaults, natural catastrophes. Operational risks include legal risk (inclusive of money-laundering risk) but not strategic and reputational risks.
In this case, the most significant risk for the Group is that associated with losses incurred as a result of external fraud.
To calculate the internal capital necessary to face operational risks, FCA Bank, in agreement with Bank of Italy’s Circular 285/2013 for class 2 banks, adopted the basic approach, or BIA (Basic Indicator Approach), to calculate Pillar I requirements.
The organizational model to manage operational risk set up by FCA Bank provides for the presence of the following players:

•
Operational risk management function (embedded in the Risk & Permanent Control area) which defines and develops the methodologies, policies and procedures to identify, assess, monitor and mitigate operational risks;

•
individual units within the Group companies. These units participate actively, with varying levels of responsibility and involvement, in the operational risk management processes through the identification of the main (effective end potential) risks that can materialize in daily operations and ongoing risk control, each within the scope of its responsibilities.

The organizational model to manage operational risks unfolds along the following processes:

•	mapping of operational risks by corporate process, in their expected and unexpected nature (updated annually and after structural process changes);

•	survey of loss events on a quarterly basis;

•	analysis and classification of risk and loss events and definition, where necessary, of control and risk mitigation actions.

Classification of operational risk events

Operational risk events have been classified over the years on the basis of FCA Bank’s specific experience as follows:

•	Internal fraud;

•	External fraud;

•	Employment relationship and safety at work;

•	Customers, products and professional practices;

•	Damage to tangible assets;

•	Breakdown of operations and malfunctions in information systems;

•	Process execution and management.

Every quarter, the R&PC - GRM department monitors trends in specific KRI, such as:

•	External frauds (only for Retail business):

•	Fraud Trend = Number of frauds per year;

•	Through The Door (TTD) Frauds / whole TTD;

•	Frauds avoided/Frauds detected.

•	Moreover, the following ratios are calculated:

•	OR Cost = Total Loss Data (including frontier risk) / Net Banking Income;

•	"Pure" OR Cost = Total Loss Data (excluding frontier risk) / Net Banking Income.

Organizational structure
The roles and responsibilities of the functions of FCA Bank S.p.A. involved in the management of operational risks can be summarized as follows:
Risk & Permanent Control
Structure reporting directly to the CEO of FCA Bank, engaged in mapping and measuring risks and oversight of risk management processes, managing directly second-line/second-level controls.

Central Operational Risk Manager
Part of the Risk & Permanent Control function, this manager is responsible for the organization and maintenance of the operational risk management process in all of the Group’s subsidiaries. To this end, the manager ensures the development and implementation of a permanent control system to monitor risks in all of the corporate processes and an adequate reporting system on the qualitative level of the operational risk management process implemented at the local level.

Central Operational Risk Committee
Sub-committee of the Internal Control Committee (ICC), which meets on a quarterly basis. The ICC is responsible for monitoring the results of the activities carried out by the Company’s Internal Control functions (Risk & Permanent Control, Compliance, Internal Audit). The results of the control activities are presented and discussed within the ICC.

Local Operational Risk Manager
Part of the Risk & Permanent Control department, this manager is responsible for organizing and maintaining the operational risk management process in the individual Markets, to ensure compliance with the methodologies and standards set by the Parent Company.
To fulfil these tasks, the manager relies on a network of contacts in the individual operational areas. Such contacts are responsible for identifying and reporting, in agreement with their superiors, operational loss events for the period and any change occurred in the processes under their supervision, analyzing their possible riskiness.

Local Operational Risk Committee

At least every quarter, this Committee evaluates and approves mitigation actions and reviews progress in corrective actions agreed to deal with operational risk occurrences.
To support the operational risk management framework, FCA Bank implemented an information system, which consists of two modules: one to gather data on operational losses and the other to map operational risks inherent in the different corporate processes.

Section 2 – Insurance company risks
2.1 Insurance risks
Qualitative disclosures
This sub-section outlines the disclosure required by IFRS a, paragraphs 38, 39 a), 39 b) and 39A

Risk management framework
The Company has developed and implemented a risk management framework to identify and monitor areas of risk to the Company. A review of the risk management framework is undertaken at least on an annual basis.

Currency risk
All significant transactions of the Company are denominated in Euro with the exception of a small amount of business written in Poland. All Bank accounts are held in Euro and Polish Zloty. The Company is not exposed to any significant currency risk.

Counterparty risk
The Company’s principal financial assets are insurance and other receivables, reinsurance assets and cash and cash equivalents.

Counterparty risk related to the cash and cash equivalent balances is controlled through the setting of minimum credit rating requirements for counterparties, and by diversification requirements, set out in the investment policy of the Board.

Liquidity risk
The Company is exposed to monthly calls on its available cash resources mainly from claims arising from reinsurance contracts. Liquidity risk is the risk that cash may not be available to pay obligations when due at a reasonable cost. The Company manages its funds to ensure that an adequate amount of funds is available to meet such calls.

Insurance risk
The risk attached to the reinsurance policies written by the Company is the possibility that an insured event occurs and the uncertainty of the amount of the resulting claim.

The Company has developed its reinsurance underwriting strategy to diversify the type of insurance risks and within each of the types of risk, to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. Risks covered include Life and Non-Life events with policy terms ranging from 1 month to 120 months.
The Company engages an independent actuarial firm to review the technical provisions at the year-end.

Section 3 – Risks arising from securitization transactions
A. General aspects, securitization risk management processes and measurement methods
The Company participates in securitization programs as originator, servicer and investor in one or more classes of securities. In addition, it is responsible for structuring securitization transactions and for overseeing and monitoring the proper execution of transactions and servicing activities, including the production of the periodic reports provided for by contract.
So far, the Company has carried out 12 traditional securitization transactions, in accordance with law 130/99, involving retail car loans.
Of the 12 transactions, 5 are still outstanding.
For these securitization transactions, the Treasury department formalised a procedure describing and setting rules for their management and control process.

All the transactions carried out so far have performed in line with expectations, both in terms of alignment of the cash flows with the forecasts made when the transaction was launched and in terms of compliance with the main triggers related to the portfolio.
Furthermore, no implicit support techniques were applied to the transactions, no clean-up call clauses for amounts greater than 10% of the initial issue were introduced and there are no accelerated repayment provisions linked to excess spread levels.
The risk deriving from securitization transactions is that the economic substance of the transaction is not fully incorporated in risk assessment and management decisions.

The Company feels that the risk associated with securitizations might materialize only in the event that the Bank calculates its capital requirements in relation to the position in the securitization instead of the underlying assets. Only in this case can there be a risk that the capital requirements in question do not reflect in full the actual risk of the transaction.
As securitization transactions are undertaken without derecognizing receivables, given that FCA Bank acquired the first loss tranche (junior notes), the quantification of this risk has been incorporated in the internal capital set aside to face credit risk.
Thus, the Company feels that - with reference to the securitization transactions currently outstanding, considering its dual role as seller of the receivables and buyer of the subordinated tranche of the securities as well as the fact that (in line with supervisory instructions on securitizations which provide that the risk-weighted amount of all the positions in a single securitization cannot exceed the risk-weighted amount of all the securitized assets calculated as if such assets had not been securitized) capital requirements are calculated on the underlying assets - there is no doubt as to the economic nature of the securitizations indicated clearly as such for the calculation of capital requirements.
In the future, FCA Bank will perform a specific assessment of the risk deriving from securitizations in case of securitization transactions involving the effective transfer of the credit risk associated with the securitized assets.
Therefore, the Company will not carry out a quantitative assessment (internal capital) to face this risk but will consider the methodologies and processes implemented to oversee and mitigate such risk.

In keeping with IAS 39, securitized assets continue to be reported in the accounts based on the following considerations:
a) the risks and benefits related to the portfolio sold have not been fully transferred to third parties;
b) the seller continues to exercise control over the portfolio sold;
c) the seller acts also as servicer.

However, the accounting treatment of securitizations is irrelevant for their recognition for prudential purposes.

In that respect, the Company’s securitizations show either capital charges equal to the charges related to the assets sold (in line with supervisory instructions on securitizations which provide that the risk-weighted amount of all the positions in a securitization cannot exceed the risk-weighted amount of all the securitized assets calculated as if such assets had not been securitized) or, as in the case of A-Best Fifteen, capital charges equal to those calculated on the basis of the Bank’s positions in these securitizations.

As to the risk deriving from securitization transactions - that is that the economic substance of the transaction is not fully incorporated in risk assessment and management decisions, given that the cited A-Best Fifteen transaction involved a substantial transfer of risk pursuant to article 243(2) of the Regulation (EU) no. 575/2013 (CRR), performing a specific assessment of the risk deriving from securitizations as well as methodologies and processes to oversee and mitigate this risk - no securitization risk is deemed to exist.

On the other hand, in the case of traditional securitizations, where the Company subscribes the first loss tranche (junior notes), pursuant to Regulation (EU) no. 575/2013 (CRR), the quantification of this risk is incorporated in the internal capital set aside to face credit risk. Thus, the Company feels that there is no doubt as to the economic nature of the securitizations indicated clearly as such for the calculation of capital requirements.

Organizational structure
To face securitization risk, FCA Bank has implemented:

•	a comprehensive organizational model;

•	a process for identifying, monitoring and mitigating securitization risks formalized in specific internal procedures.

Every new securitization transaction structured by the Securitization and Risk Transfer unit of the Treasury department is validated by the CFO & Deputy General Manager and is submitted for approval to the NPA Committee, which is chaired by the CEO & General Manager, by its first lines and by the second-level internal control functions.
The approval minutes and any opinion issued by the Company’s second-level functions are submitted, together with the product concept, to the Board of Directors for final approval.

Securitization and Risk Transfer, a unit of the Treasury department, is responsible for:

•
structuring all of the Group’s transaction, managing directly (in Italy) and monitoring (abroad) the servicing activities of the securitization transactions undertaken as well as managing relations with rating agencies and investors;

•	performing 2.1 level controls. First-level controls are performed directly by the foreign markets.

Risk & Permanent Control - GRM defines and develops the policies and procedures to identify, evaluate, monitor, measure and mitigate second-level securitization risks; it expresses its opinion within the NPA Committee.

Internal Audit checks, at least every three years, the degree of adequacy of the internal control system and compliance with the applicable regulations by the securitization transactions and the servicing activities performed by FCA Bank S.p.A..

The control tools put in place by the Company unfold in the following processes:

•	review of the entire documentation and contractual package of the transaction by the Treasury Department – Securitization and Risk Transfer, in cooperation with internal and external counsel;

•	review of the fairness and suitability of the transaction by the Treasury Department – Securitization and Risk Transfer;

•	Risk & Permanent Control is also responsible for second-level permanent controls on securitization transactions.

Attention is called to the fact that all the transactions carried out so far have performed in line with expectations, both in terms of adequacy of the cash flows vis-à-vis the projections made at the time the transaction was launched and in terms of compliance with the main triggers related to the portfolio.
No implicit support techniques are applied to the transactions, there are no “clean-up clauses for amounts in excess of 10% of the initial issue and there are no acceleration clauses related to excess spread levels, in keeping with company procedures.

PART F – INFORMATION ON CONSOLIDATED EQUITY
Section 1 – Consolidated equity
A. Qualitative disclosures
The "Banking Group" differs, for the consolidation scope, from the financial statements prepared according to IAS/IFRS. The differences are largely attributable to the line-by-line consolidation, in the IAS / IFRS financial statements, of non-banking companies (mainly companies operating in the long-term rental business) that are not included in the "Banking Group";
The Own Funds, the minimum capital requirements and the resulting banking regulatory ratios were determined in accordance with the provisions contained in the Bank of Italy Circular No. 285 of December 17, 2013 (and subsequent updates) "Supervisory provisions for banks" and n. 286 of December 17, 2013 (and subsequent updates) "Instructions for completing the prudential reporting by banks”.

B. Quantitative disclosures

B.1 Consolidated Shareholders' Equity: breakdown by type of company

	Banking Group	Insurance companies	Other companies	Consolidation adjustments and eliminations	31/12/2017
1. Share capital	703,388	1,000	103,769	(104,769)	703,388
2. Share premium reserve	195,623	4,000	-	(4,000)	195,623
3. Reserves	1,358,757	(247)	124,537	(124,290)	1,358,757
4. Equity instruments	-	-	-	-	-
5. (Treasury shares)	-	-	-	-	-
6. Revaluation reserves	(27,893)	-	(640)	640	(27,893)
- Financial assets available for sale	-	-	-	-	-
- Property, plant and equipment	-	-	-	-	-
- Intangible assets	-	-	-	-	-
- Foreign investment hedges	-	-	-	-	-
- Cash flow hedges	(1,116)	-	-	-	(1,116)
- Exchange differences	(7,999)	-	-	-	(7,999)
- Non-current assets and disposal groups held for sale	-	-	-	-	-
- Actuarial gains (losses) on defined-benefit pension plan	(19,232)	-	(2,137)	2,137	(19,232)
- Portion of measurement reserves relating to investments carried at equity	-	-	-	-	-
- Special revaluation laws	454	-	-	-	454
7. Net profit (loss)	382,528	4,318	43,161	(47,479)	382,528
Total	2,512,404	8,268	264,276	(272,544)	2,512,404

B.4 Revaluation reserves: pension and other post-retirement defined

	Changes in 2017
	Banking Group	Insurance companies	Other companies	Consolidation eliminations and adjustments	Total
1. Opening balance	(18,037)	-	(2,137)	2,137	(18,037)
2. Increases	-	-	-	-	-
2.1 Increases in fair value	-	-	-	-	-
2.2 Other changes	-	-	-	-	-
3. Decreases	(1,195)	-	-	-	(1,195)
3.1 Decreases in fair value	(1,195)	-	-	-	(1,195)
3.2 Other changes	-	-	-	-	-
4. Closing balance	(19,232)	-	(2,137)	2,137	(19,232)

Section 2 – Own Funds and Capital Ratios
2.2 Own funds
A. Qualitative disclosures
The regulatory framework provides that the Own Funds are made of the following levels of capital:
- Tier 1 Capital, that consists of:

•	Common Equity Tier 1 - CET1;

•	Additional Tier 1 - AT1;

•	Tier 2 - T2.

The predominant form of Tier 1 Common Equity, composed primarily of equity instruments (e.g. Common shares), profit reserves, revaluation reserves, of computable minority interests, in addition to the elements in deduction.

1. Common equity tier 1 - CET1
The Common Equity Tier 1 of the FCA Bank Group as at 31 December 2017 is made up of first class components (share capital, share premium, reserves, minority interests) duly restated according to the relevant regulations.
It is worthy of note that net profit for 2017 was included in Equity, pursuant to article 26, paragraph 2 of Regulation (EU) no. 575/2013 of the European Parliament and of the Council and Decision (EU) 2015/656/ of the European Central Bank (ECB/2015/4). To this end, formal acceptance of the European Central Bank was obtained on 6 February 2018.

2. Additional Tier 1 - AT1
The FCA Bank Group on 31 December 2017 does not have specific Additional Tier 1 instruments.
The Additional Tier 1 reports the minority interest of the Group in accordance with the relevant regulations.

3. Tier 2 - T2
On 28 June 2017 FCA Bank S.p.A. obtained from Crédit Agricole Consumer Finance S.A. a ten-year subordinated loan in the amount of euro 126 million. A second tranche was received on 20 November 2017, for a total of euro 204 million. Thanks to these subordinated debt amounts, the Bank has now Tier 2 capital for a total of euro 330 million, strengthening own funds and improving their composition.
The Tier 2 reports the minority interest of the Group in accordance with the relevant regulations.

B. Quantitative disclosures

Capital for regulatory purposes - B. Quantitative information

	Total	Total
	31/12/2017	31/12/2016
A. Common Equity Tier 1 (CET1) before the application of prudential filters	2,492,384	2,151,594
Of which CET1 instruments subject to transitional adjustments	-	-
B. CET1 prudential filters(+/-):	1,002	3,877
C. CET1 before items to be deducted and effects of transitional period (A+/-B)	2,493,386	2,155,471
D. Items to be deducted from CET1	125,901	120,001
E. Transitional period - Impact on CET1 (+/-), including minority interests subject to transitional adjustments	5,445	6,890
F. Total Common Equity Tier 1 (CET1) (C-D+/-E)	2,372,930	2,042,361
G. Additional Tier 1 (AT1) before items to be deducted and effects of transitional period:	3,911	2,633
Of which AT1 instruments subject to transitional adjustments	-	-
H. Items to be deducted from AT1	-	-
I. Transitional period – Impact on AT1 (+/-), including instruments issued by subsidiaries and included in AT1 pursuant to transitional adjustments	-	-
L. Total Additional Tier 1 (AT1) (G-H+/-I)	3,911	2,633
M. Tier 2 (T2) before items to be deducted and effects of transitional period	335,215	3,511
Of which T2 instruments subject to transitional adjustments	-	-
N. Items to be deducted from T2	-	-
O. Transitional period – Impact on T2 (+/-), including instruments issued by subsidiaries and included in T2 pursuant to transitional adjustments	-	-
P. Total Tier 2 (T2) (M-N+/-O)	335,215	3,511
Q. Total Own funds (F+L+P)	2,712,057	2,048,505

2.3 Capital adequacy
A. Qualitative disclosures
According to applicable regulations the Parent Company is required to carry out the ICAAP on a consolidated basis, for the banking Group.
The Parent Company, in keeping with the Final Report “Guidelines on ICAAP and ILAAP information collected for SREP purposes” (EBA/GL/2016/10, of 3 November 2016) revised its own consolidated ICAAP, as well as the guidelines that the subsidiaries falling within the banking perimeter are required to adopt.
The Group – in accordance with the Supervisory Instructions on capital adequacy (so-called Second Pillar) – designed its own internal capital adequacy assessment process (ICAAP).

The Company’s ICAAP consists of the following phases:

•	identification of significant risks to be assessed;

•	measurement/assessment of the individual risks and the relevant internal capital;

•
determination of total internal capital – as required by the prudential provisions for Class 2 Banks and Groups – in accordance with the simplified building block technique, which involves adding the internal capital set aside for first pillar risks to internal capital for second pillar risks and any internal capital allocated as a result of stress tests;

•	stress testing designed to better assess risk exposure, the relevant mitigation systems and control as well as capital adequacy.

Determination of (current and prospective) total internal capital is carried out at least every six months, allowing for any re-assessment in case of significant changes at the organizational and/or strategic level.
Moreover ICAAP is revised internally by the Company’s Internal Audit department.

Risk map
The definition and mapping of risks is an ongoing process, not a one-time event, to improve risk management and to keep an updated map of the risks to which the Group is exposed.
Based on the Group’s operational and strategic characteristics, the R&PC – GRM department considered significant, currently and prospectively, all the quantifiable risks laid down in Circular 285/13. Moreover, it identified as significant investment risk, which is defined as the risk to underestimate the Group’s credit exposure deriving from the exclusion of the commercial companies from the banking Group, even though the operations of these companies are part and parcel of the Group’s strategies.
The FCA Bank Group, in its capacity as a Group 2 bank with consolidated or separate assets in excess of €3.5 billion, uses standardized methods to measure all its risks.

Capital adequacy - B. Quantitative information

Categories / Values	Non weighted Amounts		Weighted Amounts/ Capital Requirement
	31/12/2017	31/12/2016	31/12/2017	31/12/2016
A. RISK ASSETS
A.1 Credit and counterparty risk	24,596,095	23,816,622	18,499,401	16,823,909
1. Standardized approach	24,596,095	23,816,622	18,499,401	16,823,909
2. IRB approach	-	-		-
2.1 Foundation	-	-		-
2.2 Advanced	-	-		-
3. Securitizations	-	-		-
B. CAPITAL REQUIREMENTS
B.1 Credit and counterparty risk			1,479,952	1,345,913
B.2 Risk valuation adjustment credit			929	5,378
B.3 Regulation Risk				-
B.4 Market Risk				-
1. Standardized approach				-
2. Internal models				-
3. Concentration risk				-
B.5 Operational risk			103,663	93,646
1. Basic indicator approach (BIA)			103,663	93,646
2. Traditional standardized approach (TSA)				-
3. Advanced measurement approach (AMA)				-
B.7 Total capital requirements				-
B.7 Total capital requirements			1,584,544	1,444,937
C. RISK ASSETS AND CAPITAL RATIOS
C.1 Weighted risk assets			19,806,805	18,061,716
C.2 Capital primary class1 / Risk			11.98%	11.31%
C.3 Capital Class 1 / Risk-weighted assets (Total capital ratio)			12.00%	11.32%
C.4 Total own funds // Risk-weighted assets (Total capital ratio)			13.69%	11.34%

PART G – BUSINESS COMBINATIONS
Section 1 – Operations completed during the last financial year
On 1 January 2017, the cross-border merger of “FCA Capital Ireland Plc” with and into “FCA Bank S.p.A” took effect, also for tax and accounting purposes.
As of that date, FCA Bank S.p.A. has been operating in Ireland through a branch.
Section 2 – Operations completed after the end of the financial year
Effective 1st January 2018, FCA Capital Nederland B.V. (NL), spun-off assets and liabilities related to the rental business activity in favor of the newly created Leasys Nederland B.V.. As a result Leasys S.p.A. holds 100% of Leasys Nederland B.V. shares.

PART H – RELATED-PARTY TRANSACTIONS

1.	Information on key executive compensation
Compensation to directors and statutory auditors is approved by shareholder through a resolution. Fees paid in 2017 to the Parent Company’s directors and statutory auditors amounted to €581,262 and €225,394, respectively.

2.	Information on related-party transactions
Typically, related-party transactions are entered into at arm’s length conditions. Intercompany transactions are carried out only after the mutual benefits of the parties involved are considered. In preparing the consolidated financial statements, balances arising from intercompany transactions are eliminated.

The tables below shows assets, liabilities, costs and revenues at 31 December 2017 by type of related party.

Transactions with related parties: balance sheet
	AMOUNTS AT 31/12/2017
	SHAREHOLDERS	KEY EXECUTIVE DIRECTORS	OTHER RELATED PARTIES	TOTAL
Held for trading financial assets	-	-	-	-
Loans and receivables with Banks	654,200	-	9,265	663,465
Loans and receivables with Customers	7,253	-	74,235	81,488
Hedging Derivatives	-	-	22,836	22,836
Other assets	299,126	-	61,746	360,872
TOTAL ASSETS	960,579	-	168,082	1,128,661
Deposits form Banks	1,722,617	-	1,019,170	2,741,787
Deposits form Customers	-	-	156,114	156,114
Financial liabilities held for trading	-	-	878	878
Hedging Derivatives	-	-	15,374	15,374
Other liabilities	41,498	-	155,141	196,639
TOTAL LIABILITIES	1,764,115	-	1,346,677	3,110,792

Transactions with related parties: income statement
	AMOUNTS FOR 2017
	SHAREHOLDERS	KEY EXECUTIVE DIRECTORS	OTHER RELATED PARTIES	TOTAL
Interests and similar income	105,193	-	84,630	189,824
Interests and similar expenses	(21,568)	-	(24,889)	(46,457)
Fee and commission income	5,164	-	33,910	39,074
Fee and commission income	(330)	-	(2,165)	(2,494)
Administrative expenses	(7,924)	(807)	(7,143)	(15,874)
Other operating income/expenses	13,918	-	35,304	49,222

DISCLOSURE OF AUDITING FEES AND FEES FOR SERVICES OTHER THAN AUDITING PURSUANT TO ARTICLE 2427 PARAGRAPH 16 BIS OF THE ITALIAN CIVIL CODE

SERVICES	SERVICER PROVIDER	31/12/2017

Audit	Ernst & Young S.p.A.	2,041
Audit related	Ernst & Young S.p.A.	448
Other services	Ernst & Young Financial Business Advisors S.p.A.	13
Other services	Ernst & Young GmbH	105
TOTAL		2,607

PART L - SEGMENT REPORTING AS AT 31 DECEMBER 2017
Assets and performance by segment

Asset and performance figures by segment are shown in accordance with IFRS 8 – Operating Segments, with the adoption of the “full management approach”.
The FCA Bank Group operates through three operating segments: Retail, Dealer Financing and Rental.

Segment assets (accurate amounts) consist solely of receivables due from customers. At the end of 2017, the Retail segment had total assets of euro 14 billion, up 7% on 31 December 2016 while the Dealer Financing segment’s were up 21% on the comparable amount at 31 December 2016, settling at euro 7.3 billion. Rental assets, for their part, increased by 31% on 31 December 2016, reaching euro 2.2 billion.
As required by IFRS, it is noted that the Group’s business is carried out in Europe. However, no management report is prepared which breaks down performance by foreign geographical area.

SEGMENT REPORTING (€/mln)	RETAIL	DEALER FINANCING	RENTAL	Other	TOTAL
	2017	2017	2017	2017	2017
Net banking income and rental margin	562	153	126	-	841
Net operating expenses	(168)	(35)	(61)	-	(264)
Total cost of risk	(30)	(5)	(8)	-	(43)
Other net operating income	-	-	-	(13)	(13)
Profit before tax	364	113	57	(13)	521
Unallocated taxes	-	-	-	(138)	(138)
Net profit	364	113	57	(151)	383

	31/12/2017	31/12/2017	31/12/2017	31/12/2017	31/12/2017
Assets
End of period segment assets	14,378	7,318	2,239	-	23,935
Average segment assets	13,717	6,174	1,906	-	21,797
Unallocated assets	-	-	-	-	-

SEGMENT REPORTING (€/mln)	RETAIL	DEALER FINANCING	RENTAL	Other	TOTAL
	2016	2016	2016	2016	2016
Net banking income and rental margin	493	116	123		732
Net operating expenses	(154)	(33)	(58)		(245)
Total cost of risk	(38)	(11)	(6)		(55)
Other net operating income				(15)	(15)
Profit before tax	301	72	59	(15)	417
Unallocated taxes	-	-	-	(105)
Net profit	301	72	59	(120)	312

	31/12/2016	31/12/2016	31/12/2016	31/12/2016	31/12/2016
Assets
End of period segment assets	13,002	6,047	1,706	-	20,755
Average segment assets	11,768	5,150	1,580	-	18,498
Unallocated assets	-	-	-	-	-

Turin, 22 February 2018
On behalf of the Board of Directors
Chief Executive Officer and General Manager
Giacomo Carelli

COUNTRY BY COUNTRY REPORTING – DATA AS AT 31/12/2017
FCA Bank Group companies by country and business:

COUNTRY	COMPANY	BUSINESS

AUSTRIA	FCA Leasing GmbH	FINANCIAL COMPANY
	FCA Bank GmbH	BANK

BELGIUM	FCA Capital Belgium S.A.	FINANCIAL COMPANY
	Leasys S.p.A. (Belgian Branch)	NON-FINANCIAL COMPANY

DENMARK	FCA Capital Danmark A/S	FINANCIAL COMPANY
	FCA Capital Danmark A/S (Branch Finland)	FINANCIAL COMPANY

FRANCE	Leasys France SAS	NON-FINANCIAL COMPANY
	FCA Capital France S.A.	FINANCIAL COMPANY

GERMANY	Ferrari Financial Services GmbH	FINANCIAL COMPANY
	FCA Bank Deutschland GmbH	FINANCIAL COMPANY
	Leasys S.p.A. (German Branch)	NON-FINANCIAL COMPANY
	Ferrari Financial Services GmbH (UK Branch)	FINANCIAL COMPANY

GREECE	FCA Capital Hellas S.A.	FINANCIAL COMPANY
	FCA Insurance Hellas S.A.	FINANCIAL COMPANY
	FCA Bank GmbH (Hellenic Branch)	BANK

IRELAND	FCA Capital RE DAC	INSURANCE COMPANY

ITALY	FCA Bank S.p.A.	BANK
	FCA Bank S.p.A. (Irish Branch)	BANK
	Leasys S.p.A.	NON-FINANCIAL COMPANY

NORWAY	FCA Capital Norge AS	FINANCIAL COMPANY

HOLLAND	FCA Capital Nederland BV	FINANCIAL COMPANY

POLAND	FCA Leasing Polska Sp.Zoo.	FINANCIAL COMPANY
	FCA Group Bank Polska SA	BANK

PORTUGAL	FCA Dealer Services Portugal	NON-FINANCIAL COMPANY
	FCA Capital Portugal IFIC SA	FINANCIAL COMPANY

UNITED KINGDOM	Leasys UK LTD	NON-FINANCIAL COMPANY
	FCA Dealer Services UK LTD	FINANCIAL COMPANY
	FCA Automotive Services UK LTD	FINANCIAL COMPANY

SPAIN	FCA Capital España EFC S.A.	FINANCIAL COMPANY
	FCA Dealer Services España S.A.	FINANCIAL COMPANY
	FCA Dealer Services España (Morocco Branch)	FINANCIAL COMPANY
	Leasys S.p.A. (Spanish Branch)	NON-FINANCIAL COMPANY

SWEDEN	FCA Capital Sverige AB	FINANCIAL COMPANY

SWITZERLAND	FCA Capital Suisse S.A.	FINANCIAL COMPANY

Pursuant to Art. 89 of Directive 2013/36/EU of European parliament and the Council (CRD IV):

COUNTRY	BUSINESS	OPERATING INCOME (figures in thousands of euro)	FULL TIME EQUIVALENT EMPLOYEES	INCOME OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (figures in thousands of euro)	TAX ON INCOME OR LOSS (figures in thousands of euro)
AUSTRIA	BANK	8.000	20	6,249	1,008
	FINANCIAL COMPANY	5.324		4,907	805

BELGIUM	FINANCIAL COMPANY	8.440	16	5,806	2,160
	NON-FINANCIAL COMPANY			(1,032)

DENMARK	FINANCIAL COMPANY	5.807	34	3,067	150

FRANCE	FINANCIAL COMPANY	44488	124	24,717	1,698
	NON-FINANCIAL COMPANY	(2.343)		8,413	609

GERMANY	FINANCIAL COMPANY	129.872	294	72,974	11,961
	NON-FINANCIAL COMPANY			(1,464)

GREECE	BANK	4.474	16	1,735	728
	FINANCIAL COMPANY	275	30	218	61

IRELAND	INSURANCE COMPANY	6.833	6	4,017	502

ITALY	BANK	372.740	665	303,909	69,940
	NON-FINANCIAL COMPANY	(28.772)	425	59,483	3,398

NORWAY	FINANCIAL COMPANY	682	2	407	98

HOLLAND	FINANCIAL COMPANY	9.600	38	5,794	1,432

POLAND	BANK	7.808	65	1,115	406
	FINANCIAL COMPANY	3.093	12	1,404	928

PORTUGAL	FINANCIAL COMPANY	9.998	39	7,358	1,978
	NON-FINANCIAL COMPANY	2.104	4	1,631	6

UNITED KINGDOM	FINANCIAL COMPANY	80.299	127	70,124	13,303
	NON-FINANCIAL COMPANY	(1.436)	15	2,398	84

SPAIN	FINANCIAL COMPANY	50.647	105	49,531	8,631
	NON FINANCIAL COMPANY			(1,113)

SWEDEN	FINANCIAL COMPANY	2.714	1	989	371

SWITZERLAND	FINANCIAL COMPANY	16.799	54	9,521	675
Total Group companies		737,447	2,092	642,158	120,933
Consolidation adjustments		(69.403)		121,384	3,340
Group consolidated		668.044		520,774	117,593